UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Half Yearly Report - 27 July 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC

(Registrant)

Date:   July 27, 2012

By: /s/ Patrick Gonsalves

----------------------

Patrick Gonsalves

Deputy Secretary

BARCLAYS BANK PLC

(Registrant)

Date:  July 27, 2012

By: /s/ Patrick Gonsalves

----------------------

Patrick Gonsalves

Joint Secretary

Barclays Bank PLC

Interim Results Announcement

30 June 2012

BARCLAYS  BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

The term 'Barclays PLC Group' or the 'Group' means Barclays PLC together with its subsidiaries and the term 'Barclays Bank PLC Group' means Barclays Bank PLC together with its subsidiaries. 'Barclays' is used to refer to either of the preceding groups when the subject matter is identical.  The term 'Parent Company' or 'Parent' refers to Barclays PLC and the term 'Bank' or 'Company' refers to Barclays Bank PLC. Unless otherwise stated, the income statement analyses compare the six months to 30 June 2012 to the corresponding six months of 2011 and balance sheet comparisons relate to the corresponding position at 31 December 2011. The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US dollars respectively.  Information relates to the Group unless otherwise stated.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at http://group.barclays.com/about-barclays/investor-relations#institutional-investors.

In accordance with Barclays policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group for the year, and having regard to the BBA Disclosure Code, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful.

The information in this announcement, which was approved by the Board of Directors on 26 July 2012, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2011, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once filed with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website (www.sec.gov).

Intentionally left blank

Basis of Preparation

This document together with the addendum that represents the Barclays PLC consolidated interim financial statements represent the Barclays Bank PLC consolidated interim financial statements.

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group's ultimate parent company. The consolidated financial statements of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

- Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC but represent non-controlling interests in Barclays PLC;

- Certain issuances of capital notes by Barclays Bank PLC are included within other shareholders' equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC; and

- Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts treasury shares from shareholders equity.

More extensive disclosures are contained in the Barclays PLC Results Announcement for the period ended 30 June 2012, attached, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

These consolidated interim financial statements do not comprise the Barclays Bank PLC Group's statutory accounts.  The Barclays Bank PLC Group's statutory accounts for the year ended 31 December 2011, on which the auditors issued an unmodified audit opinion, have been filed with the Registrar of Companies.

Accounting Policies

The Results Announcement has been prepared in accordance with IAS 34 Interim Financial Reporting, using the same accounting policies and methods of computation as those used in the 2011 Annual Report.

There have been no accounting developments since those disclosed in the 2011 Annual Report that are expected to have a material impact on the Barclays Bank PLC Group's 2012 results. There have been and are expected to be a number of significant changes to the Barclays Bank PLC Group's financial reporting after 2012 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

Effective from 1 January 2013:

- From 1 January 2013, Barclays Bank PLC Group will adopt IAS 19 Employee Benefits revised. The main impact of the revision is the removal of  the ability to defer actuarial gains and losses as part of its pension assets and liabilities.

  Barclays Bank PLC Group will also include changes in net pension liabilities or assets that do not arise from regular cost, interest (on the net pension liabilities or assets) or contributions, within other comprehensive income. Details of the financial and capital impact of these changes are detailed in note 15 of the Barclays PLC Interim Results Announcement

- IFRS 10 Consolidated Financial Statements will require Barclays Bank PLC Group to apply different criteria to determine the entities that are included in Barclays Bank PLC Group's consolidated financial statements. It is not yet possible to estimate the financial effects of adopting the standard

Effective from 1 January 2015:

- IFRS 9 Financial Instruments will change the classification and therefore the measurement of its financial assets, the calculation of impairment and hedge accounting. In addition to these changes, the portion of gains and losses arising from changes in Barclays Bank PLC Group's credit rating included in changes in the value of Barclays Bank PLC Group's issued debt securities held at fair value through profit or loss will be included in other comprehensive income rather than the income statement. The proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects.

For more information on the changes, refer to the Barclays 2011 Annual Report.

Going Concern

Barclays Bank PLC Group'sbusiness activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management and Risk Management sections of the Barclays PLC Interim Results Announcement.

The Directors confirm that they are satisfied that Barclays Bank PLC Grouphas adequate resources to continue in business for the foreseeable future.  For this reason, they continue to adopt the going concern basis for preparing accounts.

Statement of Directors' Responsibilities

The Directors confirm to the best of their knowledge that the condensed consolidated interim financial statements set out on pages 4 to 9 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 namely:

- An indication of important events that have occurred during the six months ended 30 June 2012 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

- Material related party transactions in the six months ended 30 June 2012 and any material changes in the related party transactions described in the last Annual Report

On behalf of the Board

Marcus Agius                                                                                                                                      Chris Lucas

Chairman                                                                                                                                                Group Finance Director

Independent Auditors' Review Report

Introduction

We have been engaged by Barclays Bank PLC to review the condensed set of consolidated interim financial statements in the interim results announcement for the six months ended 30 June 2012, which comprises the condensed consolidated income statement on page 4, condensed consolidated statement of profit or loss and other comprehensive income on page 5, condensed consolidated balance sheet on page 6, condensed consolidated statement of changes in equity on page 7, condensed consolidated cash flow statement on page 8 and related notes on page 9. We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Directors' Responsibilities1,2

The interim results announcement is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim results announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in the 'Accounting Policies' section, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial statements included in this interim results announcement have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the interim results announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30 June 2012 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants London,

United Kingdom

26 July 2012

 1

The maintenance and integrity of the Barclays website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

 2

 Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Condensed Consolidated Financial Statements

 Condensed Consolidated Income Statement (Unaudited)

 Half Year

 Ended

 Half Year

 Ended

 Half Year

 Ended

 Continuing Operations

 30.06.12

 31.12.11

 30.06.11

 Notes1

 £m

 £m

 £m

 Net interest income

 6,110

 6,010

 6,186

 Net fee and commission income

 4,249

 4,203

 4,419

 Net trading income

 1,584

 3,841

 3,897

 Net investment income

 216

 1,720

 660

 Net premiums from insurance contracts

 516

 507

 569

 Net gain/(loss) on disposal of investment in BlackRock, Inc.

 227

 -

 (58)

 Gains on debt buy-backs and extinguishments

 -

 1,130

 -

 Other income/(expense)

 61

 (21)

 60

 Total income

 12,963

 17,390

 15,733

 Net claims and benefits incurred on insurance contracts

 (363)

 (344)

 (397)

 Total income net of insurance claims

 12,600

 17,046

 15,336

 Credit impairment charges and other provisions

 (1,832)

 (1,974)

 (1,828)

 Impairment of investment in BlackRock, Inc.

 -

 (1,800)

 -

 Net operating income

 10,768

 13,272

 13,508

 Staff costs

 (5,469)

 (5,297)

 (6,110)

 Administration and general expenses

 (3,472)

 (3,230)

 (3,121)

 Depreciation of property, plant and equipment

 (337)

 (322)

 (351)

 Amortisation of intangible assets

 (211)

 (222)

 (197)

 Operating expenses excluding goodwill impairment, UK bank levy and provisions for PPI and interest rate hedging products redress

 (9,489)

 (9,071)

 (9,779)

 Goodwill impairment

 -

 (550)

 (47)

 Provision for PPI redress

 (300)

 -

 (1,000)

 Provision for interest rate hedging products redress

 (450)

 -

 -

 UK bank levy

 -

 (325)

 -

 Operating expenses

 (10,239)

 (9,946)

 (10,826)

 Profits/(losses) on disposals of undertakings and share of results of associates and joint ventures

 75

 (5)

 (29)

 Profit before tax

 604

 3,321

 2,653

 Tax

 (279)

 (1,267)

 (661)

 Profit after tax

 325

 2,054

 1,992

 Attributable to:

 Equity holders of the parent

 149

 1,843

 1,773

 Non-controlling interests

 1

 176

 211

 219

 Profit after tax

 325

 2,054

 1,992

 1

 For notes specific to Barclays Bank PLC see page 9 and for those that also relate to Barclays PLC see pages 73 to 90 in the Barclays PLC Results Announcement.

Condensed Consolidated Financial Statements

 Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (Unaudited)

 Half Year

 Ended

 Half Year

 Ended

 Half Year

 Ended

 Continuing Operations

 30.06.12

 31.12.11

 30.06.11

 Notes1

 £m

 £m

 £m

 Profit after tax

 325

 2,054

 1,992

 Other Comprehensive Income that may be recycled to profit or loss:

 Currency translation differences

 (614)

 (817)

 (790)

 Available for sale financial assets

 (43)

 897

 315

 Cash flow hedges

 242

 1,351

 (88)

 Other

 49

 (97)

 23

 Other comprehensive income for the period

 (366)

 1,334

 (540)

 Total comprehensive income for the period

 (41)

 3,388

 1,452

 Attributable to:

 Equity holders of the parent

 (173)

 3,578

 1,463

 Non-controlling interests

 1

 132

 (190)

 (11)

 Total comprehensive income for the period

 (41)

 3,388

 1,452

 1

 For notes specific to Barclays Bank PLC see page 9 and for those that also relate to Barclays PLC see pages 73 to 90 in the Barclays PLC Results Announcement.

Condensed Consolidated Financial Statements

 Condensed Consolidated Balance Sheet (Unaudited)

 As at

 30.06.12

 As at

 31.12.11

 As at

 30.06.11

 Assets

 Notes1

 £m

 £m

 £m

 Cash and balances at central banks

 126,062

 106,894

 86,916

 Items in the course of collection from other banks

 2,598

 1,812

 1,317

 Trading portfolio assets

 166,306

 152,183

 181,859

 Financial assets designated at fair value

 45,928

 36,949

 39,122

 Derivative financial instruments

 517,685

 538,964

 379,854

 Loans and advances to banks

 48,777

 46,792

 58,751

 Loans and advances to customers

 454,728

 431,934

 441,983

 Reverse repurchase agreements and other similar secured lending

 174,392

 153,665

 196,867

 Available for sale financial investments

 68,949

 69,023

 82,319

 Current and deferred tax assets

 3,244

 3,384

 3,007

 Prepayments, accrued income and other assets

 5,892

 4,560

 6,030

 Investments in associates and joint ventures

 489

 427

 576

 Goodwill and intangible assets

 7,861

 7,846

 8,541

 Property, plant and equipment

 5,909

 7,166

 6,196

 Retirement benefit assets

 2,478

 1,803

 126

 Total assets

 1,631,298

 1,563,402

 1,493,464

 Liabilities

 Deposits from banks

 94,467

 91,116

 84,188

 Items in the course of collection due to other banks

 1,671

 969

 1,324

 Customer accounts

 408,632

 366,045

 373,384

 Repurchase agreements and other similar secured borrowing

 245,833

 207,292

 247,635

 Trading portfolio liabilities

 51,747

 45,887

 77,208

 Financial liabilities designated at fair value

 94,855

 87,997

 92,473

 Derivative financial instruments

 507,351

 527,798

 366,536

 Debt securities in issue

 124,968

 129,736

 144,871

 Accruals, deferred income and other liabilities

 12,326

 12,580

 12,952

 Current and deferred tax liabilities

 1,377

 2,092

 1,100

 Subordinated liabilities

 22,089

 24,870

 26,786

 Provisions

 1,851

 1,529

 2,074

 Retirement benefit liabilities

 490

 321

 412

 Total liabilities

 1,567,657

 1,498,232

 1,430,943

 Shareholders' Equity

 Shareholders' equity excluding non-controlling interests

 60,684

 62,078

 59,167

 Non-controlling interests

 1

 2,957

 3,092

 3,354

 Total shareholders' equity

 63,641

 65,170

 62,521

 Total liabilities and shareholders' equity

 1,631,298

 1,563,402

 1,493,464

 1

 For notes specific to Barclays Bank PLC see page 9 and for those that also relate to Barclays PLC see pages 73 to 90 in the Barclays PLC Results Announcement.

Condensed Consolidated Financial Statements

 Condensed Consolidated Statement of Changes in Equity (Unaudited)

 Half Year Ended 30.06.12

 Called up

 Share

 Capital and

 Share

 Premium1

 Other

 Reserves

 Retained Earnings

 Total

 Non-

 controlling Interests1

 Total

 Equity

 £m

 £m

 £m

 £m

 £m

 £m

 Balance at 1 January 2012

 14,494

 3,308

 44,276

 62,078

 3,092

 65,170

 Profit after tax

 -

 -

 149

 149

 176

 325

 Currency translation movements

 -

 (543)

 -

 (543)

 (71)

 (614)

 Available for sale investments

 -

 (62)

 -

 (62)

 19

 (43)

 Cash flow hedges

 -

 234

 -

 234

 8

 242

 Other

 -

 1

 48

 49

 -

 49

 Total comprehensive income for the year

 -

 (370)

 197

 (173)

 132

 (41)

 Equity settled share schemes

 -

 -

 369

 369

 -

 369

 Vesting of Barclays PLC shares under share-based payment schemes

 -

 -

 (912)

 (912)

 -

 (912)

 Dividends paid

 -

 -

 (462)

 (462)

 (143)

 (605)

 Dividends on preference shares and other shareholders equity

 -

 -

 (221)

 (221)

 -

 (221)

 Other reserve movements

 -

 12

 (7)

 5

 (124)

 (119)

 Balance at 30 June 2012

 14,494

 2,950

 43,240

 60,684

 2,957

 63,641

 Half Year Ended 31.12.11

 Balance at 1 July 2011

 14,494

 2,023

 42,650

 59,167

 3,354

 62,521

 Profit after tax

 -

 -

 1,843

 1,843

 211

 2,054

 Currency translation movements

 -

 (401)

 -

 (401)

 (416)

 (817)

 Available for sale investments

 -

 895

 -

 895

 2

 897

 Cash flow hedges

 -

 1,338

 -

 1,338

 13

 1,351

 Other

 -

 4

 (101)

 (97)

 -

 (97)

 Total comprehensive income for the year

 -

 1,836

 1,742

 3,578

 (190)

 3,388

 Equity settled share schemes

 -

 -

 477

 477

 -

 477

 Vesting of Barclays PLC shares under share-based payment schemes

 -

 -

 (76)

 (76)

 -

 (76)

 Dividends paid

 -

 -

 (242)

 (242)

 (93)

 (335)

 Dividends on preference shares and other shareholders equity

 -

 (271)

 (271)

 -

 (271)

 Redemption of Reserve Capital Instruments

 -

 (528)

 -

 (528)

 -

 (528)

 Other reserve movements

 -

 (23)

 (4)

 (27)

 21

 (6)

 Balance at 31 December 2011

 14,494

 3,308

 44,276

 62,078

 3,092

 65,170

 Half Year Ended 30.06.11

 Balance at 1 January 2011

 14,494

 3,230

 41,450

 59,174

 3,467

 62,641

 Profit after tax

 -

 -

 1,773

 1,773

 219

 1,992

 Currency translation movements

 -

 (608)

 -

 (608)

 (182)

 (790)

 Available for sale investments

 -

 323

 -

 323

 (8)

 315

 Cash flow hedges

 -

 (48)

 -

 (48)

 (40)

 (88)

 Other

 -

 14

 9

 23

 -

 23

 Total comprehensive income for the year

 -

 (319)

 1,782

 1,463

 (11)

 1,452

 Equity settled share schemes

 -

 -

 361

 361

 -

 361

 Vesting of Barclays PLC shares under share-based payment schemes

 -

 -

 (423)

 (423)

 -

 (423)

 Dividends paid

 -

 -

 (401)

 (401)

 (95)

 (496)

 Dividends on preference shares and other shareholders equity

 -

 -

 (268)

 (268)

 -

 (268)

 Capital injection from Barclays PLC

 -

 -

 -

 -

 -

 -

 Redemption of Reserve Capital Instruments

 -

 (887)

 -

 (887)

 -

 (887)

 Other reserve movements

 -

 (1)

 149

 148

 (7)

 141

 Balance at 30 June 2011

 14,494

 2,023

 42,650

 59,167

 3,354

 62,521

 1

 Details of share capital and non-controlling interests are shown on page 9. Included within other reserve movements of £124m, £91m relates to the disposal of the Iveco Finance business.

Condensed Consolidated Financial Statements

 Condensed Consolidated Cash Flow Statement (Unaudited)

  Half Year

 Ended

  Half Year

 Ended

  Half Year

 Ended

 Continuing Operations

 30.06.12

 31.12.11

 30.06.11

 £m

 £m

 £m

 Profit before tax

 604

 3,321

 2,653

 Adjustment for non-cash items

 6,754

 4,733

 2,547

 Changes in operating assets and liabilities

 23,668

 (9,754)

 27,054

 Corporate income tax paid

 (889)

 (796)

 (890)

 Net cash from operating activities

 30,137

 (2,496)

 31,364

 Net cash from investing activities

 (2,233)

 13,553

 (15,465)

 Net cash from financing activities

 (2,979)

 (3,450)

 (2,300)

 Effect of exchange rates on cash and cash equivalents

 (2,424)

 (1,350)

 (1,583)

 Net increase in cash and cash equivalents

 22,501

 6,257

 12,016

 Cash and cash equivalents at beginning of the period

 149,673

 143,416

 131,400

 Cash and cash equivalents at end of the period

 172,174

 149,673

 143,416

Notes

 1.       Non-controlling Interests

 Profit Attributable to Non-controlling Interest

 Equity Attributable to Non-controlling Interest

 Half Year

 Ended

 Half Year

 Ended

 Half Year

 Ended

 Half Year

 Ended

 Half Year

 Ended

 Half Year

 Ended

 30.06.12

 31.12.11

 30.06.11

 30.06.12

 31.12.11

 30.06.11

 £m

 £m

 £m

 £m

 £m

 £m

 Absa Group Limited

 154

 204

 197

 2,842

 2,861

 3,110

 Other non-controlling interests

 22

 7

 22

 115

 231

 244

 Total

 176

 211

 219

 2,957

 3,092

 3,354

2.            Dividends

 Half Year
Ended
30.06.12

 Half Year
Ended
31.12.11

 Half Year
Ended
30.06.11

 £m

 £m

 £m

 Ordinary shares

  462

  242

  401

 Preference shares

  221

  251

  216

 Other equity instruments

  -

  20

  52

 Total

  683

  513

  669

 Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

3.            Share Capital

Ordinary Shares

At 30 June 2012 and 31 December 2011 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each.

Preference Shares

At 30 June 2012 and 31 December 2011 the issued preference share capital of Barclays Bank PLC comprised 1,000 Sterling Preference Shares of £1 each; 240,000 Euro Preference Shares of €100 each; 75,000 Sterling Preference Shares of £100 each; 100,000 US Dollar Preference Shares of US$ 100 each; and 237 million US Dollar Preference Shares of US$0.25 each.

Appendix: Barclays PLC Results Announcement

Barclays PLC

Results Announcement

30 June 2012

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analyses compare the six months to 30 June 2012 to the corresponding six months of 2011 and balance sheet comparisons relate to the corresponding position at 31 December 2011. The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US dollars respectively.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant and one-off in nature and hence not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance (PPI) redress; the provision for interest rate hedging products redress; goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at http://group.barclays.com/about-barclays/investor-relations#institutional-investors.

In accordance with Barclays policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, and having regard to the BBA Disclosure Code, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful.

The information in this announcement, which was approved by the Board of Directors on 26 July 2012, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2011, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once filed with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website (www.sec.gov).

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the SEC.

Performance Highlights

"We continue to deliver a good financial performance in the context of the current macroeconomic environment. Our competitive position continues to grow and our financial strength is serving us well in this period of uncertainty and volatility.

These remain challenging times for Barclays, as well as the industry, and we are sorry for what has happened because of recent events. However our leadership continues to focus on the delivery of our financial performance targets and on building a platform for sustainable long term growth. Our customers and clients are at the heart of what we do. I am confident we can and will repair the reputational damage done to our business in their eyes and those of all our stakeholders."

Marcus Agius, Chairman

 -

Adjusted profit before tax up 13% to £4,227m with improvements of 15% in Retail and Business Banking (RBB) and 11% in Corporate and Investment Banking, and 38% in Wealth and Investment Management, demonstrating the benefits of the universal banking model

 -

 Statutory profit before tax down 71% to £759m, including an own credit charge of £2,945m

 -

 Adjusted return on average shareholders' equity increased to 9.9% (2011: 9.3%) with improvements in five of seven businesses and Investment Bank achieved nearly 15% despite difficult market conditions

 -

 Adjusted income was up 1% at £15,475m despite macroeconomic challenges and the continuing low interest rate environment

 -

 Income at Investment Bank improved 4% to £6,496m. Q2 12 income in Investment Bank was £3,032m, up 5% on Q2 11 and down 12% on Q1 12

 -

 Credit impairment charges were flat at £1,832m, reflecting improvements across many businesses, offset principally by increased levels at Investment Bank where there was a net release of £111m in 2011

 -

Operating expenses, excluding the first quarter £300m (2011: £1,000m) provision for PPI and second quarter £450m (2011: nil) provision for interest rate hedging products redress, were down 3% to £9,491m. This reduction was achieved after absorbing regulatory penalties of £290m relating to the industry-wide investigation into the setting of interbank offered rates

 -

During the first six months of 2012, sovereign exposures to Spain, Italy, Portugal, Ireland, Greece and Cyprus reduced 22% to £5.6bn. In order to mitigate redenomination risk, the Group continues to reduce local funding mismatches in Spain and Portugal

 -

Core Tier 1 ratio remained strong at 10.9% (31 December 2011: 11.0%), having absorbed the impact of the final dividend for 2011, treasury share purchases and pension contributions. Risk weighted assets were stable at £390bn

 -

The Group continues to access both secured and unsecured term funding markets and raised £20bn of term funding in the first half of 2012 with £27bn of term maturities for full year 2012. Liquidity pool increased to £170bn (31 December 2011: £152bn) and the loan to deposit ratio continued to improve to 111% (2011: 118%)

Performance Highlights

 Barclays Unaudited Results

 Adjusted1

 Statutory

 30.06.12

 30.06.11

 30.06.12

 30.06.11

 £m

 £m

 % Change

 £m

 £m

 % Change

 Total income net of insurance claims

 15,475

 15,299

 1

 12,757

 15,330

 (17)

 Credit impairment charges and other provisions

 (1,832)

 (1,828)

 -

 (1,832)

 (1,828)

 -

 Net operating income

 13,643

 13,471

 1

 10,925

 13,502

 (19)

 Operating expenses

 (9,491)

 (9,782)

 (3)

 (10,241)

 (10,829)

 (5)

 Other net income/(expense)2

 75

 36

 75

 (29)

 Profit before tax

 4,227

 3,725

 13

 759

 2,644

 (71)

 Profit after tax

 3,069

 2,822

 9

 480

 1,983

 (76)

 Performance Measures

 Return on average shareholders' equity

 9.9%

 9.3%

 0.3%

 5.9%

 Return on average tangible shareholders' equity

 11.5%

 11.3%

 0.3%

 7.1%

 Return on average risk weighted assets

 1.6%

 1.4%

 0.2%

 1.0%

 Cost: income ratio

 61%

 64%

 80%

 71%

 Loan loss rate

 71bps

 74bps

 71bps

 74bps

 Basic earnings per share

 21.8p

 19.6p

 0.6p

 12.5p

 Dividend per share

 2.0p

 2.0p

 2.0p

 2.0p

 Capital and Balance Sheet

 30.06.12

 31.12.11

 Core Tier 1 ratio

 10.9%

 11.0%

 Risk weighted assets

 £390bn

 £391bn

 -

 Adjusted gross leverage

 20x

 20x

 -

 Group liquidity pool

 £170bn

 £152bn

 12

 Net asset value per share

 443p

 456p

 (3)

 Net tangible asset value per share

 379p

 391p

 (3)

 Loan: deposit ratio

 111%

 118%

 Adjusted1

 Statutory

 Profit/(Loss) Before Tax by Business

 30.06.12

 30.06.11

 30.06.12

 30.06.11

 £m

 £m

 % Change

 £m

 £m

 % Change

 UK

 746

 704

 6

 446

 304

 47

 Europe

 (92)

 (161)

 (43)

 (92)

 (161)

 (43)

 Africa

 274

 342

 (20)

 274

 342

 (20)

 Barclaycard

 753

 571

 32

 753

 (76)

 Retail and Business Banking

 1,681

 1,456

 15

 1,381

 409

 238

 Investment Bank

 2,268

 2,310

 (2)

 2,268

 2,310

 (2)

 Corporate Banking

 346

 54

 (104)

 (10)

 Corporate and Investment Banking

 2,614

 2,364

 11

 2,164

 2,300

 (6)

 Wealth and Investment Management

 121

 88

 38

 121

 88

 38

 Head Office and Other Operations

 (189)

 (183)

 3

 (2,907)

 (153)

 Total profit before tax

 4,227

 3,725

 13

 759

 2,644

 (71)

 Income by Geographic Region3

 UK

 6,571

 6,266

 5

 3,626

 6,279

 (42)

 Europe

 2,190

 2,189

 -

 2,190

 2,226

 (2)

 Americas

 3,797

 3,720

 2

 4,024

 3,687

 9

 Africa and Middle East

 2,303

 2,501

 (8)

 2,303

 2,501

 (8)

 Asia

 614

 623

 (1)

 614

 637

 (4)

 Total

 15,475

  15,299

  1

 12,757

  15,330

 (17)

 1

Adjusted performance measures, income by geography and profit before tax exclude the impact of £2,945m (2011: gain of £89m) own credit loss, £227m (2011: loss of £58m) gain on disposal of strategic investment in BlackRock, Inc. Adjusted performance measures and profit before tax also exclude £300m (2011: £1,000m) provision for PPI redress, £450m (2011: £nil) provision for interest rate hedging products redress, £nil (2011: loss of £65m) gains on acquisitions and disposals and  £nil (2011: £47m) goodwill impairment.

 2

Other net income/(expense) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

 3

 Total income net of insurance claims based on counterparty location.

Chairman's Statement

We are pleased to report a good set of results to 30 June 2012, as they reflect our continued hard work in supporting our customers and clients, delivering our financial objectives and managing risk. We continue to improve our market position across many of our key products and segments and our financial strength is serving us well in today's challenging environment. Our commitment to maintain Barclays position as a leading global universal bank, underpinned by a diverse set of businesses, remains unchanged.

The recent events have been challenging for Barclays and all those who work for the Group. We continue to address the operational and control issues raised in connection with our LIBOR settlement with the US and UK authorities, many of which have been resolved over the course of the investigation. However, as a consequence of recent events, the Board of Directors is now focused on identifying and recruiting a new Chief Executive as well as a Chairman of the Board. During this interim period, my role as Chairman of the Executive Committee is to provide stability and continuity for our customers and stakeholders. We have a mandate from the Board that goes beyond a simple caretaking role.

Barclays has proven itself as a strong business that delivers resilient performance. The solid divisional leadership and customer focus of Antony Jenkins, Rich Ricci, Tom Kalaris and Maria Ramos continues. The depth of the Barclays management team, our relentless focus on customers and clients, and our steady financial performance gives me confidence in our ability to achieve continued growth in our businesses in difficult times. Our commitment to building a strong franchise over time based on the prudent management of our resources and delivering 13% Return on Equity remains unchanged.

Our Citizenship agenda is now more important than ever; we have ambitious commitments that we must deliver and continue to evolve to address the issues that matter most to those we serve. We must focus on getting the fundamentals right - serving our customers and clients with integrity and maintaining the highest standards of service - while reviewing our business values and working to become more transparent. In this regard, the Board has asked Anthony Salz to lead an independent, third party, review of business practices, engaging all Barclays stakeholders and with the intention of publishing the review findings and recommendations. This global review will 1) assess the bank's current values, principles and standard of operation; 2) test how well these are reflected in the bank's decision-making processes; 3) assess whether or not the appropriate training, development, incentives, and disciplinary processes are in place; and 4) determine to what extent each of these aspects need to change. We understand that we will be judged on our deeds and not our words.

The talent and hard work of our colleagues will play a vital role in achieving this. In the first half of 2012, they helped us deliver £20.5bn in gross new lending to UK households and businesses. Recognising the importance of helping new entrepreneurs, we launched an initiative to support up to 24,000 start-up businesses in the UK over the next three years. We also raised over £450bn in financing for businesses and governments globally. In the UK, our apprenticeship scheme is supporting young people into employment, we have already welcomed 120 new apprentices and are on track to recruit over 450 by the end of the year. Around half of our colleagues are actively involved in community investment programmes and, in the first half of 2012 alone, over 44,000 provided their time, skills and money to help disadvantaged people. This resulted in 160,000 of volunteering hours in local communities and £12.3m raised for charity.

We are sorry for the issues that have emerged over recent weeks and recognise that we have disappointed our customers and shareholders. I speak for all of Barclays people when I say how determined we are to regain the full confidence of all our stakeholders; customers and clients, investors, regulators and staff alike.

Marcus Agius, Chairman

Group Finance Director's Review

For the first six months of 2012 we reported a good performance as adjusted profits increased 13% year on year, despite continuing difficult market conditions. Our Core Tier 1 ratio was robust at 10.9%, while funding and liquidity remained strong.

Income Statement

 -

Statutory profit before tax was £759m (2011: £2,644m), including an own credit charge of £2,945m (2011: gain of £89m). Adjusted profit before tax increased 13% to £4,227m. Adjusted results provide a more consistent basis for comparing business performance between periods

 -

Adjusted return on average shareholders' equity increased to 9.9% (2011: 9.3%) with improvements in five of seven businesses and Investment Bank achieved nearly 15%, an encouraging performance in difficult market conditions

 -

 Adjusted income increased 1% to £15,475m, despite continued low interest rates and continuing difficult macroeconomic conditions

 -

Customer net interest income from RBB, Corporate Banking and Wealth and Investment Management increased 2% to £4.9bn. The net interest margin declined 8bps to 189bps, driven by a 7bps decrease in non-customer margin reflecting reduced contributions from structural hedges. Average customer assets for these businesses increased 1% to £317.9bn and average customer liabilities increased 4% to £277.4bn

 -

 Total income in Investment Bank increased 4% to £6,496m driven by improved performances in Rates and Commodities, partially offset by declines in market volumes and lower corporate deal activity

 -

Credit impairment charges were flat at £1,832m, reflecting improvements across many businesses, offset principally by increased levels at the Investment Bank where there was a net release of £111m in 2011

-    Loans and advances balances were up 5% and the annualised loan loss rate reduced to 71bps (Full Year 2011: 77bps; Half Year 2011: 74bps). While delinquency trends improved in cards portfolios and UK unsecured lending during 2012, home loans in Europe experienced some deterioration as a result of the adverse credit conditions. South Africa home loans impairment increased reflecting focus on reducing the recoveries portfolio during the first six months of 2012 which led to higher write offs. Credit metrics in the wholesale portfolios have remained generally stable, however, the Investment Bank experienced higher charges primarily relating to ABS CDO Super Senior positions and higher losses on single name exposures

 -    The credit risk loans (CRL) coverage ratio increased slightly as CRL balances and impairment allowances fell 8% and 6%, respectively

 -

 Operating expenses, excluding the £300m (2011: £1,000m) provision for PPI and £450m (2011: nil) provision for interest rate hedging products redress, were down 3% to £9,491m

-    Performance costs reduced by 14% to £1,422m despite a deferred bonus charge of £655m (2011: £458m). Investment Bank performance costs reduced 19% to £1,028m, compared to a 2% decrease in profit before tax and the compensation: income ratio reduced to 39% (2011: 45%)

-    Non-performance costs decreased by 1% to £8,069m after absorbing regulatory penalties of £290m in the Investment Bank and Head Office and Other Operations relating to the industry-wide investigation into the setting of interbank offered rates. Overall increases in regulatory and legal costs, continued business investment and the impact of acquisitions in 2011, were more than offset by reductions in other non-performance costs, in line with the Group's cost saving initiatives

 -

 The adjusted cost: income ratio decreased to 61% (2011: 64%). At the Investment Bank the cost: net operating income ratio was flat at 64%

 -

The effective tax rate on statutory profit before tax was 36.8% (H1 11: 25.0%), principally due to profits taxed in countries with high local tax rates and non-deductible expenses. The increase in the tax rate compared to H1 11 reflects the recognition in 2011 of previously unrecognised deferred tax assets in the US branch of Barclays Bank PLC. The effective tax rate on adjusted profit before tax was 27.4% (H1 11: 24.2%)

Group Finance Director's Review

Balance Sheet

 -

Total assets increased to £1,631bn (2011: £1,564bn), reflecting increases across a number of asset categories, notably a £19bn increase in cash and balances at central banks, a £23bn increase in loans and advances to customers (primarily in relation to settlement balances) and a £21bn increase in reverse repurchase agreements.  These were partially offset by a £21bn reduction in derivative financial instrument assets

 -

 Total customer accounts increased 12% to £409bn primarily in relation to settlement balances

 -

 The Group's loan to deposit ratio continued to improve to 111% (2011: 118%)

 -

Total shareholders' equity (including non-controlling interests) at 30 June 2012 was £63.7bn (2011: £65.2bn). Excluding non-controlling interests, shareholders' equity decreased £1.4bn to £54.2bn, principally reflecting negative reserve movements, notably the £1.0bn net purchase of treasury shares for deferred compensation awards, £0.5bn of dividends paid and £0.5bn currency reserve movements, partially offset by profit after tax

 -

 Net asset value per share decreased 3% to 443p and the net tangible asset value per share decreased 3% to 379p

 -

 Adjusted gross leverage remained stable at 20x and moved within a month end range of 20x to 23x. Excluding the liquidity pool, adjusted gross leverage remained flat at 17x

Capital Management

 -

As at 30 June 2012, the Group's Core Tier 1 ratio was 10.9% (31 December 2011: 11.0%) after absorbing a 26bps impact from pensions, principally reflecting the additional pension contributions made in April 2012 and deducting future contributions expected over the next 5 years

 -

The Group continued to generate Core Tier 1 capital from retained earnings (excluding own credit, which is added back for regulatory capital purposes). Retained earnings of £2.3bn were more than offset by other movements in Core Tier 1 capital including pension movements, share purchases, dividends and currency reserve movements

 -

 Risk weighted assets remained stable at £390bn (2011: £391bn), principally reflecting increases in operational and market risk, offset by reductions in counterparty risk and credit risk

 -

In May 2012, the investment in BlackRock, Inc. was sold for net proceeds of £3.5bn, recognising a gain on sale of £227m. This holding would have resulted in a negative Core Tier 1 capital impact under Basel 3

Funding and Liquidity

The liquidity pool as at 30 June 2012 was £170bn (31 December 2011: £152bn) which is towards the top of the month-end range for the period of £152bn to £173bn (Full Year 2011: £140bn to £167bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements, which are treated as part of our regular business funding. It is intended to offset stress outflows and comprises the following cash and unencumbered assets.

 Cash and

 Deposits with

 Central

 Banks1

 Government

 Bonds2

 Other

 Available

 Liquidity

 Total3

 £bn

 £bn

 £bn

 £bn

 As at 30.06.12

 124

 32

 14

 170

 As at 31.12.11

 105

 36

 11

 152

 -

RBB, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remainder covered by funding secured against customer loans and advances.  As at 30 June 2012, the loan to deposit ratio for these businesses was 106% (31 December 2011: 111%) and the loan to deposit and secured funding ratio was 94% (31 December 2011: 101%)

 -

The Investment Bank's activities are primarily funded through wholesale markets. As at 30 June 2012 total wholesale funding outstanding (excluding repurchase agreements) was £263bn (31 December 2011: £265bn). £118bn of wholesale funding matures in less than one year (31 December 2011: £130bn)

1        Of which over 95% (31 December 2011: over 95%) is placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

2        Of which over 70% (31 December 2011: over 80%) are comprised of UK, US, Japanese, French, German, Danish and Dutch securities.

3        £149bn (31 December 2011: £140bn) of which is FSA eligible.

Group Finance Director's Review

 -

Barclays continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During H1 12, the Group raised £19.9bn of term funding, including £10.2bn of senior unsecured and £9.7bn of secured term funding

 -

 The Group has £11bn of term funding maturing in the remainder of 2012 (31 December 2011: £27bn), and a further £18bn maturing in 2013

 -

 The Group's liquidity pool and wholesale funds continue to be well diversified across major currencies

Exposures to Selected Eurozone Countries

 -

 During H1 12, sovereign exposures to Spain, Italy, Portugal, Ireland, Greece and Cyprus reduced by 22% to £5.6bn

-    Spanish and Portuguese sovereign exposures reduced 13% to £2.2bn and 27% to £0.6bn respectively due to the disposal of available for sale government bonds held for the purpose of interest rate hedging and liquidity, that have been replaced by interest rate swaps with alternative counterparties

 -    Italian sovereign exposures decreased 27% to £2.6bn principally due to a redemption in government bonds held for trading

 -

Retail loans and advances in Spain, Italy and Portugal decreased 5% to £39.6bn, while lending to corporates decreased 13% to £10.0bn reflecting continued prudent risk management of portfolios. CRL coverage ratios in the retail and wholesale portfolios for Spain, Italy and Portugal have remained broadly stable

 -

During 2012, mitigating actions have been taken to reduce the local net funding mismatch including the drawdown of €8.2bn in the European Central Bank's three year LTRO in Spain and Portugal and additional deposit taking in Spain. As a result, the Group reduced the aggregate net local balance sheet funding mismatch from £12.1bn to £2.5bn in Spain and from £6.9bn to £3.7bn in Portugal during the six months to 30 June 2012

Other Matters

 -

In June 2012, Barclays reached settlement with the FSA and US authorities regarding investigations into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates. Barclays agreed to pay total penalties of £290m

 -

Following an increase in PPI claim volumes, the PPI provision was increased by £300m in the first quarter of 2012, bringing the cumulative charge to £1,300m. Claims volumes remain unpredictable, although have recently been trending downwards. As at 30 June 2012, £894m of the total £1,300m provision had been utilised

 -

On 29 June 2012, the FSA announced that it had reached agreement with a number of UK banks (including Barclays) in relation to a review and redress exercise to be carried out in respect of interest rate hedging products sold to small and medium sized enterprises. A provision of £450m has been recognised based on initial estimates relating to the appropriate implementation of the agreement, although the ultimate cost of this exercise is uncertain

Dividends

 -

 It is our policy to declare and pay dividends on a quarterly basis. We will pay a second interim cash dividend for 2012 of 1p per share on 7 September 2012

Outlook

 -

Performance during July continues to be ahead of the prior year. Nevertheless, we continue to be cautious about the environment in which we operate and will maintain the Group's strong capital, leverage and liquidity positions

Chris Lucas, Group Finance Director

Barclays Results by Quarter

 Barclays Results by Quarter

 Q212

 Q112

 Q411

 Q311

 Q211

 Q111

 £m

 £m

 £m

 £m

 £m

 £m

 Adjusted basis

 Total income net of insurance claims

 7,337

 8,138

 6,212

 7,001

 7,549

 7,750

 Credit impairment charges and other provisions

 (1,054)

 (778)

 (951)

 (1,023)

 (907)

 (921)

 Net operating income

 6,283

 7,360

 5,261

 5,978

 6,642

 6,829

 Operating expenses (excluding UK bank levy)

 (4,542)

 (4,949)

 (4,414)

 (4,659)

 (4,940)

 (4,842)

 UK bank levy

 -

 -

 (325)

 -

 -

 -

 Other net income

 41

 34

 6

 18

 19

 17

 Adjusted profit before tax

 1,782

 2,445

 528

 1,337

 1,721

 2,004

 Adjusting items

 Own credit

 (325)

 (2,620)

 (263)

 2,882

 440

 (351)

 Gains on debt buy-backs

 -

 -

 1,130

 -

 -

 -

 Impairment and gain/(loss) on disposal of BlackRock investment

 227

 -

 -

 (1,800)

 (58)

 -

 Provision for PPI redress

 -

 (300)

 -

 -

 (1,000)

 -

 Provision for interest rate hedging products redress

 (450)

 -

 -

 -

 -

 -

 Goodwill impairment

 -

 -

 (550)

 -

 (47)

 -

 (Losses)/gains on acquisitions and disposals

 -

 -

 (32)

 3

 (67)

 2

 Statutory profit/(loss) before tax

 1,234

 (475)

 813

 2,422

 989

 1,655

 Adjusted basic earnings per share

 8.2p

 13.6p

 1.2p

 6.9p

 8.9p

 10.7p

 Adjusted cost: income ratio

 62%

 61%

 76%

 67%

 65%

 62%

 Basic earnings per share

 5.1p

 (4.5p)

 2.9p

 9.7p

 4.0p

 8.5p

 Cost: income ratio

 69%

 95%

 75%

 47%

 75%

 65%

 Adjusted Profit/(Loss) Before Tax by Business

 Q212

 Q112

 Q411

 Q311

 Q211

 Q111

 £m

 £m

 £m

 £m

 £m

 £m

 UK

 412

 334

 222

 494

 416

 288

 Europe

 (49)

 (43)

 (125)

 52

 (102)

 (59)

 Africa

 97

 177

 269

 219

 195

 147

 Barclaycard

 404

 349

 259

 378

 275

 296

 Retail and Business Banking

 864

 817

 625

 1,143

 784

 672

 Investment Bank

 1,002

 1,266

 267

 388

 977

 1,333

 Corporate Banking

 127

 219

 37

 113

 33

 21

 Corporate and Investment Banking

 1,129

 1,485

 304

 501

 1,010

 1,354

 Wealth and Investment Management

 61

 60

 54

 65

 42

 46

 Head Office and Other Operations

 (272)

 83

 (455)

 (372)

 (115)

 (68)

 Total profit before tax

 1,782

 2,445

 528

 1,337

 1,721

 2,004

Condensed Consolidated Financial Statements

 Condensed Consolidated Income Statement (Unaudited)

 Half Year

 Ended

 Half Year

 Ended

 Half Year

 Ended

 Continuing Operations

 30.06.12

 31.12.11

 30.06.11

 Notes1

 £m

 £m

 £m

 Net interest income

 2

 6,112

 6,012

 6,189

 Net fee and commission income

 4,249

 4,203

 4,419

 Net trading income

 1,584

 3,764

 3,896

 Net investment income

 371

 1,711

 652

 Net premiums from insurance contracts

 516

 507

 569

 Net gain/(loss) on disposal of investment in BlackRock, Inc.

 227

 -

 (58)

 Gains on debt buy-backs and extinguishments

 -

 1,130

 -

 Other income/(expense)

 61

 (21)

 60

 Total income

 13,120

 17,306

 15,727

 Net claims and benefits incurred on insurance contracts

 (363)

 (344)

 (397)

 Total income net of insurance claims

 12,757

 16,962

 15,330

 Credit impairment charges and other provisions

 (1,832)

 (1,974)

 (1,828)

 Impairment of investment in BlackRock, Inc.

 -

 (1,800)

 -

 Net operating income

 10,925

 13,188

 13,502

 Staff costs

 3

 (5,469)

 (5,297)

 (6,110)

 Administration and general expenses

 4

 (3,474)

 (3,232)

 (3,124)

 Depreciation of property, plant and equipment

 (337)

 (322)

 (351)

 Amortisation of intangible assets

 (211)

 (222)

 (197)

 Operating expenses excluding goodwill impairment, UK bank levy and provisions for PPI and interest rate hedging products redress

 (9,491)

 (9,073)

 (9,782)

 Goodwill impairment

 -

 (550)

 (47)

 Provision for PPI redress

 (300)

 -

 (1,000)

 Provision for interest rate hedging products redress

 (450)

 -

 -

 UK bank levy

 -

 (325)

 -

 Operating expenses

 (10,241)

 (9,948)

 (10,829)

 Profit/(loss) on disposals of undertakings and share of results of associates and joint ventures

 75

 (5)

 (29)

 Profit before tax

 759

 3,235

 2,644

 Tax

 6

 (279)

 (1,267)

 (661)

 Profit after tax

 480

 1,968

 1,983

 Attributable to:

 Equity holders of the parent

 70

 1,509

 1,498

 Non-controlling interests

 7

 410

 459

 485

 Profit after tax

 480

 1,968

 1,983

 Earnings per Share from Continuing Operations

 Basic earnings per ordinary share

 8

 0.6p

 12.6p

 12.5p

 Diluted earnings per ordinary share

 8

 0.6p

 12.1p

 11.9p

 1

 For notes to the Financial Statements see pages 73 to 90.

Condensed Consolidated Financial Statements

 Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income (Unaudited)

 Half Year
Ended

 Half Year
Ended

 Half Year
Ended

 Continuing Operations

 30.06.12

 31.12.11

 30.06.11

 Notes1

 £m

 £m

 £m

 Profit after tax

 480

 1,968

 1,983

 Other Comprehensive Income that may be recycled to profit or loss:

 Currency translation differences

 17

 (614)

 (817)

 (790)

 Available for sale financial assets

 17

 (199)

 1,059

 315

 Cash flow hedges

 17

 242

 1,351

 (88)

 Other

 48

 (97)

 23

 Other comprehensive income for the period

 (523)

 1,496

 (540)

 Total comprehensive income for the period

 (43)

 3,464

 1,443

 Attributable to:

 Equity holders of the parent

 (410)

 3,402

 1,174

 Non-controlling interests

 367

 62

 269

 Total comprehensive income for the period

 (43)

 3,464

 1,443

1      For notes, see pages 73 to 90.

Condensed Consolidated Financial Statements

 Condensed Consolidated Balance Sheet (Unaudited)

 As at

 As at

 As at

 Assets

 30.06.12

 31.12.11

 30.06.11

 Notes1

 £m

 £m

 £m

 Cash and balances at central banks

 126,062

 106,894

 86,916

 Items in the course of collection from other banks

 2,598

 1,812

 1,317

 Trading portfolio assets

 166,300

 152,183

 181,799

 Financial assets designated at fair value

 45,928

 36,949

 39,122

 Derivative financial instruments

 10

 517,685

 538,964

 379,854

 Loans and advances to banks

 48,777

 47,446

 58,751

 Loans and advances to customers

 454,728

 431,934

 441,983

 Reverse repurchase agreements and other similar secured lending

 174,392

 153,665

 196,867

 Available for sale financial investments

 68,922

 68,491

 81,837

 Current and deferred tax assets

 6

 3,244

 3,384

 3,007

 Prepayments, accrued income and other assets

 5,892

 4,563

 6,030

 Investments in associates and joint ventures

 489

 427

 576

 Goodwill and intangible assets

 12

 7,861

 7,846

 8,541

 Property, plant and equipment

 5,909

 7,166

 6,196

 Retirement benefit assets

 15

 2,478

 1,803

 126

 Total assets

 1,631,265

 1,563,527

 1,492,922

 Liabilities

 Deposits from banks

 94,467

 91,116

 84,188

 Items in the course of collection due to other banks

 1,671

 969

 1,324

 Customer accounts

 408,550

 366,032

 373,374

 Repurchase agreements and other similar secured borrowing

 245,833

 207,292

 247,635

 Trading portfolio liabilities

 51,747

 45,887

 77,208

 Financial liabilities designated at fair value

 94,855

 87,997

 92,473

 Derivative financial instruments

 10

 507,351

 527,910

 366,536

 Debt securities in issue

 124,968

 129,736

 144,871

 Accruals, deferred income and other liabilities

 12,326

 12,580

 12,952

 Current and deferred tax liabilities

 6

 1,377

 2,092

 1,100

 Subordinated liabilities

  13

 22,089

 24,870

 26,786

 Provisions

 14

 1,851

 1,529

 2,074

 Retirement benefit liabilities

 15

 490

 321

 412

 Total liabilities

 1,567,575

 1,498,331

 1,430,933

 Shareholders' Equity

 Shareholders' equity excluding non-controlling interests

 54,205

 55,589

 51,572

 Non-controlling interests

 7

 9,485

 9,607

 10,417

 Total shareholders' equity

 63,690

 65,196

 61,989

 Total liabilities and shareholders' equity

 1,631,265

 1,563,527

 1,492,922

1      For notes, see pages 73 to 90.

Condensed Consolidated Financial Statements

 Condensed Consolidated Statement of Changes in Equity (Unaudited)

 Half Year Ended 30.06.12

 Called up

 Share Capital

 and Share

 Premium1

 Other

 Reserves1

 Retained

 Earnings

 Total

 Non-

 controlling Interests2

 Total

 Equity

 £m

 £m

 £m

 £m

 £m

 £m

 Balance at 1 January 2012

 12,380

 3,837

 39,372

 55,589

 9,607

 65,196

 Profit after tax

 -

 -

 70

 70

 410

 480

 Currency translation movements

 -

 (543)

 -

 (543)

 (71)

 (614)

 Available for sale investments

 -

 (218)

 -

 (218)

 19

 (199)

 Cash flow hedges

 -

 234

 -

 234

 8

 242

 Other

 -

 -

 47

 47

 1

 48

 Total comprehensive income for the period

 -

 (527)

 117

 (410)

 367

 (43)

 Issue of shares under employee share schemes

 82

 -

 369

 451

 -

 451

 Increase in treasury shares

 -

 (955)

 -

 (955)

 -

 (955)

 Vesting of shares under employee share schemes

 -

 912

 (912)

 -

 -

 -

 Dividends paid

 -

 -

 (488)

 (488)

 (364)

 (852)

 Other reserve movements

 -

 -

 18

 18

 (125)

 (107)

 Balance at 30 June 2012

 12,462

 3,267

 38,476

 54,205

 9,485

 63,690

 Half Year Ended 31.12.11

 Balance at 1 July 2011

 12,361

 1,291

 37,920

 51,572

 10,417

 61,989

 Profit after tax

 -

 -

 1,509

 1,509

 459

 1,968

 Currency translation movements

 -

 (401)

 -

 (401)

 (416)

 (817)

 Available for sale investments

 -

 1,057

 -

 1,057

 2

 1,059

 Cash flow hedges

 -

 1,338

 -

 1,338

 13

 1,351

 Other

 -

 -

 (101)

 (101)

 4

 (97)

 Total comprehensive income for the period

 -

 1,994

 1,408

 3,402

 62

 3,464

 Issue of shares under employee share schemes

 19

 -

 477

 496

 -

 496

 Decrease in treasury shares

 -

 388

 -

 388

 -

 388

 Vesting of shares under employee share schemes

 -

 76

 (76)

 -

 -

 -

 Dividends paid

 -

 -

 (241)

 (241)

 (364)

 (605)

 Redemption of Reserve Capital Instruments

 -

 -

 -

 -

 (528)

 (528)

 Other reserve movements

 -

 88

 (116)

 (28)

 20

 (8)

 Balance at 31 December 2011

 12,380

 3,837

 39,372

 55,589

 9,607

 65,196

 Half Year Ended 30.06.11

 Balance at 1 January 2011

 12,339

 1,754

 36,765

 50,858

 11,404

 62,262

 Profit after tax

 -

 -

 1,498

 1,498

 485

 1,983

 Currency translation movements

 -

 (608)

 -

 (608)

 (182)

 (790)

 Available for sale investments

 -

 323

 -

 323

 (8)

 315

 Cash flow hedges

 -

 (48)

 -

 (48)

 (40)

 (88)

 Other

 -

 -

 9

 9

 14

 23

 Total comprehensive income for the period

 -

 (333)

 1,507

 1,174

 269

 1,443

 Issue of shares under employee share schemes

 22

 -

 361

 383

 -

 383

 Increase in treasury shares

 -

 (553)

 -

 (553)

 -

 (553)

 Vesting of shares under employee share schemes

 -

 423

 (423)

 -

 -

 -

 Dividends paid

 -

 -

 (419)

 (419)

 (363)

 (782)

 Redemption of Reserve Capital Instruments

 -

 -

 -

 -

 (887)

 (887)

 Other reserve movements

 -

 -

 129

 129

 (6)

 123

 Balance at 30 June 2011

 12,361

 1,291

 37,920

 51,572

 10,417

 61,989

 1

 Details of Share Capital and Other Reserves are shown on page 81.

 2

 Details of Non-controlling interests are shown on page 76. Included within other reserve movement of £125m, £91m relates to the disposal of the Iveco Finance business.

Condensed Consolidated Financial Statements

 Condensed Consolidated Cash Flow Statement (Unaudited)

 Half Year

 Ended

 Half Year

 Ended

 Half Year

 Ended

 Continuing Operations

 30.06.12

 31.12.11

 30.06.11

 £m

 £m

 £m

 Profit before tax

 759

 3,235

 2,644

 Adjustment for non-cash items

 6,998

 5,089

 3,104

 Changes in operating assets and liabilities

 24,150

 (10,362)

 27,055

 Corporate income tax paid

 (889)

 (796)

 (890)

 Net cash from operating activities

 31,018

 (2,834)

 31,913

 Net cash from investing activities

 (2,232)

 13,553

 (15,465)

 Net cash from financing activities

 (3,861)

 (3,112)

 (2,849)

 Effect of exchange rates on cash and cash equivalents

 (2,424)

 (1,350)

 (1,583)

 Net increase in cash and cash equivalents

 22,501

 6,257

 12,016

 Cash and cash equivalents at beginning of the period

 149,673

 143,416

 131,400

 Cash and cash equivalents at end of the period

 172,174

 149,673

 143,416

Results by Business

 UK Retail and Business Banking

 Half Year Ended

 Half Year Ended

 Half Year Ended

 Income Statement Information

 30.06.12

 31.12.11

 30.06.11

 YoY

 £m

 £m

 £m

 % Change

 Net interest income

 1,612

 1,788

 1,625

 (1)

 Net fee and commission income

 568

 566

 591

 (4)

 Net investment income

 -

 17

 -

 Net premiums from insurance contracts

 39

 43

 49

 (20)

 Other income/(expense)

 3

 1

 (2)

 Total income

 2,222

 2,415

 2,263

 (2)

 Net claims and benefits incurred under insurance contracts

 (17)

 (13)

 (9)

 Total income net of insurance claims

 2,205

 2,402

 2,254

 (2)

 Credit impairment charges and other provisions

 (122)

 (261)

 (275)

 (56)

 Net operating income

 2,083

 2,141

 1,979

 5

 Operating expenses (excluding provision for PPI redress)

 (1,337)

 (1,427)

 (1,275)

 5

 Provision for PPI redress

 (300)

 -

 (400)

 (25)

 Operating expenses

 (1,637)

 (1,427)

 (1,675)

 (2)

 Other net income

 -

 2

 -

 Profit before tax

 446

 716

 304

 47

 Adjusted profit before tax1

 746

 716

 704

 6

 Balance Sheet Information

 Loans and advances to customers at amortised cost

 £123.4bn

 £121.2bn

 £117.9bn

 Customer deposits

 £113.9bn

 £111.8bn

 £108.3bn

 Total assets

 £130.8bn

 £127.8bn

 £123.7bn

 Risk weighted assets

 £36.0bn

 £34.0bn

 £34.2bn

 Adjusted1

 Statutory

 Performance Measures

 30.06.12

 31.12.11

 30.06.11

 30.06.12

 31.12.11

 30.06.11

 Return on average equity

 16.6%

 14.8%

 15.0%

 9.9%

 14.8%

 6.4%

 Return on average risk weighted assets

 3.3%

 3.0%

 3.0%

 1.9%

 3.0%

 1.3%

 Cost: income ratio

 61%

 59%

 57%

 74%

 59%

 74%

 Loan loss rate (bps)

 19

 42

 46

 19

 42

 46

 Key Facts

 30.06.12

 31.12.11

 30.06.11

 90 day arrears rates - UK personal loans

 1.4%

 1.7%

 2.1%

 90 day arrears rates - home loans

 0.3%

 0.3%

 0.3%

 Number of UK current accounts

 12.0m

 11.9m

 11.7m

 Number of UK savings accounts

 15.6m

 15.1m

 15.0m

 Number of UK mortgage accounts

 932,000

 930,000

 925,000

 Number of Barclays Business customers

 790,000

 785,000

 779,000

 Average LTV of mortgage portfolio

 44%

 44%

 43%

 Average LTV of new mortgage lending

 55%

 54%

 53%

 Number of branches

 1,614

 1,625

 1,634

 Number of ATMs

 3,984

 3,629

 3,361

 Number of employees (full time equivalent)

 34,100

 34,100

 34,200

 1

 Adjusted profit before tax and adjusted performance measures exclude the impact of the provision for PPI redress of £300m (H2 11 £nil; H1 11: £400m).

Results by Business

UK Retail and Business Banking

Income Statement - H1 12 compared to H1 11

 -

 Adjusted profit before tax improved 6% to £746m. Profit before tax improved 47% to £446m after £300m (2011: £400m) provision for PPI redress

 -    Solid new mortgage lending and deposit inflows as reflected in balance sheet growth

 -    Continued reduction in impairment in personal unsecured lending

 -

 Income declined 2% to £2,205m driven by lower net fees and commissions

 -

 Net interest income declined 1% to £1,612m with net interest margin down 7bps to 139bps including reduced contributions from structural hedges

 -    Customer asset margin decreased 17bps to 108bps reflecting higher funding rates

 -    Average customer assets increased 5% to £122.3bn driven by 6% growth in average mortgage balances

 -    Customer liability margin increased 14bps to 97bps reflecting an increase in funding rates and therefore the value generated from customer liabilities

 -    Average customer liabilities increased 3% to £110.5bn due to savings deposit growth

 -

 Net fee and commission income down 4% to £568m following closure of the branch-based element of the financial planning business in Q1 2011 and lower overdraft fees

 -

 Credit impairment charges decreased 56% to £122m with annualised loan loss rate of 19bps (2011: 46bps)

 -    Personal unsecured lending impairment improved 62% to £61m with 90 day arrears rates on UK personal loans improving 70bps to 1.4%

 -

 Operating expenses decreased 2% to £1,637m. Excluding the provision for PPI redress of £300m (2011: £400m), operating expenses increased 5% including higher PPI related operating costs

 -

 Adjusted return on average equity improved to 16.6% (2011: 15.0%). Return on average equity improved to 9.9% (2011: 6.4%)

Income Statement - Q2 12 compared to Q1 12

 -

Adjusted profit before tax improved 23% to £412m, reflecting a 5% increase in income and a 39% reduction in impairment charges due to a non-recurring provision release. Profit before tax improved £378m to £412m, reflecting the PPI redress provision of £300m recognised in Q1 12

Balance Sheet - 30 June 2012 compared to 31 December 2011

 -

 Total loans and advances to customers increased 2% to £123.4bn driven by growth in mortgage balances

-    Mortgage balances of £110.0bn at 30 June 2012 (31 December 2011: £107.8bn). Gross new mortgage lending of £7.8bn (30 June 2011: £7.6bn) and mortgage redemptions of £5.6bn (30 June 2011: £4.9bn), resulted in net new mortgage lending of £2.2bn (30 June 2011: £2.7bn)

-    Average Loan to Value (LTV) ratio on the mortgage portfolio (including buy to let) on a current valuation basis was 44% (31 December 2011: 44%). Average LTV of new mortgage lending was 55% (31 December 2011: 54%)

 -

 Total customer deposits increased 2% to £113.9bn primarily driven by growth in savings from ISAs and bonds

 -

 Risk weighted assets increased 6% to £36.0bn as a result of methodology changes and an increase in mortgage balances

Results by Business

 Europe Retail and Business Banking

 Half Year Ended

 Half Year Ended

 Half Year Ended

 Income Statement Information

 30.06.12

 31.12.11

 30.06.11

 YoY

 £m

 £m

 £m

 %

 Change

 Net interest income

 309

 428

 358

 (14)

 Net fee and commission income

 152

 210

 219

 (31)

 Net trading income

 4

 4

 5

 Net investment income

 27

 58

 33

 (18)

 Net premiums from insurance contracts

 220

 209

 254

 (13)

 Other income/(expense)

 11

 (56)

 7

 Total income

 723

 853

 876

 (17)

 Net claims and benefits incurred under insurance contracts

 (237)

 (231)

 (272)

 (13)

 Total income net of insurance claims

 486

 622

 604

 (20)

 Credit impairment charges and other provisions

 (157)

 (145)

 (116)

 35

 Net operating income

 329

 477

 488

 (33)

 Operating expenses (excluding goodwill impairment)

 (428)

 (554)

 (657)

 (35)

 Goodwill impairment

 -

 (427)

 -

 Operating expenses

 (428)

 (981)

 (657)

 (35)

 Other net income

 7

 4

 8

 (13)

 Loss before tax

 (92)

 (500)

 (161)

 (43)

 Adjusted loss before tax1

 (92)

 (73)

 (161)

 (43)

 Balance Sheet Information

 Loans and advances to customers at amortised cost

 £41.2bn

 £43.6bn

 £46.0bn

 Customer deposits

 £18.4bn

 £16.4bn

 £19.1bn

 Total assets

 £48.1bn

 £51.3bn

 £56.7bn

 Risk weighted assets

 £16.6bn

 £17.4bn

 £17.9bn

 Adjusted1

 Statutory

 Performance Measures

 30.06.12

 31.12.11

 30.06.11

 30.06.12

 31.12.11

 30.06.11

 Return on average equity

 (6.2%)

 (2.7%)

 (9.3%)

 (6.2%)

 (34.1%)

 (9.3%)

 Return on average risk weighted assets

 (0.8%)

 (0.4%)

 (1.4%)

 (0.8%)

 (5.2%)

 (1.4%)

 Cost: income ratio

 88%

 89%

 109%

 88%

 158%

 109%

 Loan loss rate (bps)

 75

 56

 50

 75

 56

 50

 Key Facts

 30.06.12

 31.12.11

 30.06.11

 30 day arrears rates - cards

 6.2%

 5.9%

 6.7%

 90 day arrears rate - home Loans

 0.8%

 0.7%

 0.6%

 Number of customers

 2.6m

 2.7m

 2.7m

 Number of branches

 951

 978

 1,120

 Number of sales centres

 228

 250

 247

 Number of distribution points

 1,179

 1,228

 1,367

 Number of employees (full time equivalent)

 8,000

 8,500

 9,300

 1

 Adjusted profit before tax and adjusted performance measures excludes the impact of goodwill impairment £nil (H2 11: £427m; H1 11: £nil).

Results by Business

Europe Retail and Business Banking

Income Statement - H1 12 compared to H1 11

 -

 Loss before tax improved to £92m (2011: £161m) reflecting on-going strategic actions to reposition the business

 -    Lower costs following restructuring charges in 2011 and subsequent cost savings

 -    Reduction in funding mismatch driven by the active management of retail assets, particularly in Spain

 -

 Income declined 20% to £486m reflecting the challenging economic environment across Europe

 -

 Net interest income declined 14% to £309m reflecting lower asset and liability balances, partially offset by higher liability margins

 -    Customer asset margin decreased 14bps to 80bps with net interest margin down to 108bps (2011: 118bps), driven by higher funding rates

 -    Average customer assets decreased 3% to £42.0bn driven by active management to reduce funding mismatch

 -    Customer liability margin increased 6bps to 47bps mainly due to re-pricing initiatives

 -    Average customer liabilities decreased 14% to £15.5bn reflecting competitive pressures

 -

 Net fee and commission income declined 31% to £152m, reflecting lower income from Italy mortgage sales and lower sales of investment products

 -

 Net premiums from insurance contracts declined 13% to £220m, with a corresponding 13% decline in net claims and benefits to £237m

 -

 Credit impairment charges increased 35% to £157m reflecting deterioration in credit performance in Spain and Portugal as economic conditions continued to worsen

 -    Loan loss rate increased to 75bps (2011: 50bps)

 -    90 day arrears rate for home loans deteriorated to 80bps (30 June 2011: 60bps)

 -

 Operating expenses decreased 35% to £428m, reflecting restructuring charges of £129m in 2011 and subsequent cost savings

 -

 Return on average equity improved to negative 6.2% (2011: negative 9.3%) reflecting the improved loss before tax

Income Statement - Q2 12 compared to Q1 12

 -

 Loss before tax of £49m (Q1 12: £43m) reflecting worsening delinquency trends on Spanish and Italian mortgages

Balance Sheet - 30 June 2012 compared to 31 December 2011

 -

 Loans and advances to customers decreased 6% to £41.2bn reflecting currency movements and strategy to reduce the net funding mismatch. This change has driven a 6% reduction in total assets to £48.1bn

 -

 Customer deposits increased 12% to £18.4bn, reflecting active management to improve liquidity and reduce the funding mismatch

 -

 Risk weighted assets decreased 5% to £16.6bn reflecting reduced loans and advances to customers

Results by Business

 Africa Retail and Business Banking

 Half Year Ended

 Half Year Ended

 Half Year Ended

 Income Statement Information

 30.06.12

 31.12.11

 30.06.11

 YoY

 £m

 £m

 £m

 % Change

 Net interest income

 897

 1,021

 957

 (6)

 Net fee and commission income

 561

 584

 612

 (8)

 Net trading income

 43

 27

 43

 -

 Net investment income

 8

 26

 30

 Net premiums from insurance contracts

 214

 216

 216

 (1)

 Other income

 10

 29

 25

 Total income

 1,733

 1,903

 1,883

 (8)

 Net claims and benefits incurred under insurance contracts

 (108)

 (102)

 (113)

 (4)

 Total income net of insurance claims

 1,625

 1,801

 1,770

 (8)

 Credit impairment charges and other provisions

 (321)

 (196)

 (270)

 19

 Net operating income

 1,304

 1,605

 1,500

 (13)

 Operating expenses

 (1,033)

 (1,118)

 (1,161)

 (11)

 Other net income

 3

 3

 3

 Profit before tax

 274

 490

 342

 (20)

 Adjusted profit before tax1

 274

 488

 342

 (20)

 Balance Sheet Information

 Loans and advances to customers at amortised cost

 £34.1bn

 £34.4bn

 £39.9bn

 Customer deposits

 £22.3bn

 £22.6bn

 £24.2bn

 Total assets

 £47.4bn

 £48.2bn

 £55.1bn

 Risk weighted assets

 £27.9bn

 £30.3bn

 £32.7bn

 Adjusted1

 Statutory

 Performance Measures

 30.06.12

 31.12.11

 30.06.11

 30.06.12

 31.12.11

 30.06.11

 Return on average equity

 7.6%

 11.5%

 7.9%

 7.6%

 11.7%

 7.9%

 Return on average risk weighted assets

 1.3%

 2.0%

 1.4%

 1.3%

 2.0%

 1.4%

 Cost: income ratio

 64%

 62%

 66%

 64%

 62%

 66%

 Loan loss rate (bps)

 182

 107

 130

 182

 107

 130

 Key Facts

 30.06.12

 31.12.11

 30.06.11

 90 day arrears rate - South African home loans

 2.8%

 3.2%

 3.5%

 Number of customers

 14.8m

 14.5m

 14.5m

 Number of ATMs

 10,365

 10,068

 9,816

 Number of branches

 1,342

 1,354

 1,317

 Number of sales centres

 106

 139

 189

 Number of distribution points

 1,448

 1,493

 1,506

 Number of employees (full time equivalent)

 42,700

 43,800

 45,500

1        Adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposals of subsidiaries, associates and joint ventures of £nil (H2 11: £2m; H1 11: £nil).

Results by Business

Africa Retail and Business Banking

Income Statement - H1 12 compared to H1 11

 -

 Profit before tax declined 20% to £274m

 -    Higher credit impairment in the South African home loans portfolio

 -    Adverse currency movements due to depreciation of major African currencies against Sterling

 -

 Income declined 8% to £1,625m driven by currency movements, partially offset by modest pricing increases and volume growth

 -

 Net interest income declined 6% to £897m with the net interest margin up 16bps to 318bps primarily due to a change in composition to higher margin business

 -    Customer asset margin increased 15bps to 310bps reflecting a change in composition towards higher margin business and lower funding rates

 -    Average customer assets decreased 14% to £34.4bn, driven by currency movements and a modest decrease in the mortgage book

 -    Customer liability margin increased 8bps to 266bps driven by improving margins across a number of African countries partially offset by a decline in South Africa

-    Average customer liabilities decreased 7% to £22.3bn, driven by currency movements partially offset by 10% underlying growth in deposits in South Africa where Absa remains a leader in customer deposits

 -

 Net fee and commission income declined 8% to £561m driven by currency movements, partially offset by modest pricing increases and volume growth

 -

 Credit impairment charges increased 19% to £321m reflecting higher impairment charges in the South African home loans portfolio due to higher write-offs

 -

 Operating expenses decreased 11% to £1,033m primarily driven by currency movements and tight cost control

 -

 Adjusted return on average equity decreased to 7.6% (2011: 7.9%)

Income Statement - Q2 12 compared to Q1 12

 -

 Profit before tax of £97m (Q1 12: £177m) driven by higher impairments in South Africa retail mortgages and currency movements

Balance Sheet - 30 June 2012 compared to 31 December 2011

 -

 Loans and advances to customers decreased 1% to £34.1bn and total assets decreased 2% to £47.4bn mainly due to currency movements

 -

 Customer deposits decreased 1% to £22.3bn due to currency movements partially offset by growth in deposits in South Africa

 -

 Risk weighted assets decreased 8% to £27.9bn primarily driven by changes in exposure risk weightings and currency movements

Results by Business

 Barclaycard

 Half Year Ended

 Half Year Ended

 Half Year Ended

 Income Statement Information

 30.06.12

 31.12.11

 30.06.11

 YoY

 £m

 £m

 £m

 % Change

 Net interest income

 1,394

 1,490

 1,370

 2

 Net fee and commission income

 604

 600

 571

 6

 Net trading loss

 (4)

 (4)

 (3)

 Net investment income

 -

 10

 -

 Net premiums from insurance contracts

 22

 21

 21

 Other income

 11

 5

 15

 Total income

 2,027

 2,122

 1,974

 3

 Net claims and benefits incurred under insurance contracts

 (1)

 1

 (2)

 Total income net of insurance claims

 2,026

 2,123

 1,972

 3

 Credit impairment charges and other provisions

 (460)

 (611)

 (648)

 (29)

 Net operating income

 1,566

 1,512

 1,324

 18

 Operating expenses (excluding provision for PPI redress and goodwill impairment)

 (830)

 (888)

 (771)

 8

 Provision for PPI redress

 -

 -

 (600)

 Goodwill impairment

 -

 -

 (47)

 Operating expenses

 (830)

 (888)

 (1,418)

 (41)

 Other net income

 17

 13

 18

 (6)

 Profit/(loss) before tax

 753

 637

 (76)

 Adjusted profit before tax1

 753

 637

 571

 32

 Balance Sheet Information

 Loans and advances to customers at amortised cost

 £30.6bn

 £30.1bn

 £28.3bn

 Customer deposits

 £2.0bn

 £0.6bn

 £0.6bn

 Total assets

 £34.6bn

 £33.8bn

 £32.5bn

 Risk weighted assets

 £33.1bn

 £34.2bn

 £34.0bn

 Adjusted1

 Statutory

 Performance Measures

 30.06.12

 31.12.11

 30.06.11

 30.06.12

 31.12.11

 30.06.11

 Return on average equity

 22.0%

 17.1%

 17.7%

 22.0%

 17.1%

 (3.6%)

 Return on average risk weighted assets

 3.3%

 2.5%

 2.7%

 3.3%

 2.5%

 (0.3%)

 Loan loss rate (bps)

 285

 376

 420

 285

 376

 420

 Cost: income ratio

 41%

 42%

 39%

 41%

 42%

 72%

Key Facts	30.06.12	31.12.11	30.06.11
30 day arrears rates - UK cards	2.7%	2.7%	3.0%
30 day arrears rates - US cards	2.5%	3.1%	3.2%
30 day arrears rates - South Africa cards	5.1%	4.9%	5.4%
Total number of Barclaycard customers	23.0m	22.6m	22.2m
Total average customer assets	£31.8bn	£31.1bn	£29.4bn
Number of retailer relationships	89,000	87,000	90,000
Number of employees (full time equivalent)	10,600	10,400	10,400

1
Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £nil (H2 11: £nil; H1 11: £600m) and goodwill impairment of £nil (H2 11: £nil; H1 11: £47m).

Results by Business

Barclaycard

Income Statement - H1 12 compared to H1 11

-
Adjusted profit before tax improved 32% to £753m.  Profit before tax increased by £829m to £753m reflecting £600m provision for PPI redress and £47m goodwill impairment in FirstPlus secured lending portfolio, both charged in H1 11

- International profit increased driven by significant improvement in the US

- UK consumer card profit increased due to balance growth and 2011 portfolio acquisitions

- Solid profit growth within the Business Payments portfolio due to higher volumes

-	Income improved 3% to £2,026m reflecting continued growth across the business and contributions from 2011 portfolio acquisitions, partially offset by higher funding rates

- UK income increased by 2% to £1,281m including contribution from 2011 portfolio acquisitions offset by higher funding rates

- International income improved 3% to £745m reflecting higher US outstanding balances partially offset by increased funding rates

-	Net interest income increased by 2% to £1,394m driven by volume growth, partially offset by lower net interest margin of 881bps (2011: 939bps) including an adverse impact from structural hedges

- Average customer assets increased 8% to £31.8bn due to 2011 portfolio acquisitions and business growth, partially offset by the continued run-off of FirstPlus

- Customer asset margin was down 5bps to 953bps due to higher funding rates

-	Net fee and commission income improved 6% to £604m due to increased business volumes

-	Credit impairment charges decreased 29% to £460m

- Loan loss rate reduced to 285bps (2011: 420bps) principally driven by lower charges in the cards portfolios, reflecting improved underlying delinquency performance

- 30 day arrears rates for consumer cards in UK down 30bps to 2.7%, in the US down 70bps to 2.5% and in South Africa down 30bps to 5.1%

-
Operating expenses decreased 41% to £830m. Excluding the provision for PPI redress and FirstPlus goodwill impairment, operating expenses increased 8% reflecting 2011 portfolio acquisitions, investment spend and PPI related operating costs

-	Adjusted return on average equity improved to 22.0% (2011: 17.7%). Return on average equity improved to 22.0% (2011: negative 3.6%)

Income Statement - Q2 12 compared to Q1 12

-	Profit before tax improved 16% to £404m driven by higher income reflecting seasonal trends and business growth

Balance Sheet - 30 June 2012 compared to 31 December 2011

-	Total assets increased 2% to £34.6bn in line with loans and advances to customers, primarily within the US

-	Customer deposits increased by £1.4bn due to business funding initiatives in the US and Germany

-	Risk weighted assets decreased 3% to £33.1bn, driven by impairment trends and a change in risk weightings more than offsetting volume growth

Results by Business

Investment Bank
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.12	31.12.11	30.06.11	YoY
	£m	£m	£m	% Change
Net interest income	426	666	511	(17)
Net fee and commission income	1,527	1,483	1,543	(1)
Net trading income	4,269	1,544	3,720	15
Net investment income	270	382	491	(45)
Other income/(expense)	4	(3)	(2)
Total income	6,496	4,072	6,263	4
Credit impairment charges and other provisions	(323)	(204)	111
Net operating income	6,173	3,868	6,374	(3)

Operating expenses	(3,933)	(3,216)	(4,073)	(3)

Other net income	28	3	9
Profit before tax	2,268	655	2,310	(2)

Adjusted profit before tax	2,268	655	2,310	(2)

Balance Sheet Information and Key Facts
Loans and advances to banks and customers at amortised cost	£185.9bn	£158.6bn	£180.7bn
Customer deposits	£114.5bn	£83.1bn	£92.0bn
Total assets	£1,225.4bn	£1,158.4bn	£1,076.0bn
Assets contributing to adjusted gross leverage	£650.4bn	£604.0bn	£653.6bn
Risk weighted assets	£190.6bn	£186.7bn	£190.0bn
Average DVaR (95%)	£42m	£65m	£48m
Number of employees (full time equivalent)1	23,300	23,600	23,600

	Adjusted			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Return on average equity	14.9%	5.0%	15.6%	14.9%	5.0%	15.6%
Return on average risk weighted assets	1.7%	0.6%	1.8%	1.7%	0.6%	1.8%
Cost: income ratio	61%	79%	65%	61%	79%	65%
Cost: net operating income ratio	64%	83%	64%	64%	83%	64%
Compensation: income ratio	39%	49%	45%	39%	49%	45%
Average income per employee (000s)1	£276	£170	£259	£276	£170	£259
Loan loss rate (bps)	35	22	(6)	35	22	(6)

1	H2 11 and H1 11 comparatives have been revised to reflect the transfer of 400 and 500 respectively of dedicated shared service employees to Wealth and Investment Management.

Results by Business

Investment Bank

Income Statement - H1 12 compared to H1 11

-	Profit before tax decreased 2% to £2,268m driven by 4% income growth and 3% improvement in operating expenses more than offset by higher credit impairment charges

	Half Year Ended	Half Year Ended	Half Year Ended
Analysis of Total Income	30.06.12	31.12.11	30.06.11	YoY
	£m	£m	£m	% Change
Fixed Income, Currency and Commodities	4,364	2,409	3,916	11
Equities and Prime Services	973	643	1,108	(12)
Investment Banking	1,010	895	1,132	(11)
Principal Investments	149	125	107	39
Total income	6,496	4,072	6,263	4

-	Total income increased 4% to £6,496m

-    Fixed Income, Currency and Commodities (FICC) income increased 11% to £4,364m, reflecting improved performances in Rates and Commodities partly offset by lower contributions from Securitised Products

- Equities and Prime Services income decreased 12% to £973m, with reduced performance in cash equities and equity derivatives driven by declines in market volumes

- Investment Banking income decreased 11% to £1,010m. Equity and debt underwriting were impacted by lower deal activity partly offset by growth in financial advisory

-    Total income for the second quarter of £3,032m increased 5% on the second quarter of 2011. FICC income increased 15%, Equities and Prime Services income was down 25%, and Investment Banking income was down 4%

-
Credit impairment charge of £323m (2011: release of £111m) reflecting charges primarily relating to ABS CDO Super Senior positions and higher losses on single name exposures. There was a non-recurring release of £223m in the prior year

-
Operating expenses reduced 3% to £3,933m, due to a 19% decrease in total performance costs. This was partially offset by a £193m charge relating to the Investment Banking allocation of the £290m penalty arising from the industry wide investigation into the setting of interbank offered rates. The remaining £97m has been charged to the Head Office and Other Operations

-	Cost to net operating income ratio of 64% (2011: 64%) within target range of 60% to 65%. Compensation to income ratio improved to 39% (2011: 45%)

-	Return on average equity of 14.9% (2011: 15.6%) and return on average risk weighted assets of 1.7% (2011: 1.8%)

Income Statement - Q2 12 compared to Q1 12

-
Profit before tax decreased to £1,002m (Q1 12: £1,266m) driven by a decline in income and higher credit impairment charges, partially offset by a 17% improvement in operating expenses primarily due to performance costs

-	Income of £3,032m decreased 12% on the first quarter of 2012 with an improved seasonal trend compared to 2011

Balance Sheet - 30 June 2012 compared to 31 December 2011

-
Assets contributing to adjusted gross leverage increased 8% to £650bn reflecting increases in cash and central bank deposits and reverse repurchase agreements. Total assets increased 6% to £1,225bn reflecting the above, and an increase in settlement balances partially offset by a decrease in the fair value of gross derivative assets

-	Credit market exposures reduced £2.5bn to £12.7bn, primarily driven by sales of commercial real estate loans and properties

-
Risk weighted assets increased 2% to £191bn driven by increases in operational risk and market risk, mainly due to methodology changes, partially offset by a reduction in counterparty risk and foreign currency movements

Results by Business

Corporate Banking
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.12	31.12.11	30.06.11	YoY
	£m	£m	£m	% Change
Net interest income	957	1,141	1,014	(6)
Net fee and commission income	489	497	508	(4)
Net trading income/(expense)	70	(128)	29	141
Net investment income	9	21	8
Other income	2	9	9
Total income	1,527	1,540	1,568	(3)
Credit impairment charges and other provisions	(425)	(535)	(612)	(31)
Net operating income	1,102	1,005	956	15

Operating expenses (excluding goodwill impairment and provision for interest rate hedging products redress)	(754)	(858)	(901)	(16)
Goodwill impairment	-	(123)	-
Provision for interest rate hedging products redress	(450)	-	-
Operating expenses	(1,204)	(981)	(901)	34

Other net expense	(2)	(6)	(65)
(Loss)/profit before tax	(104)	18	(10)

Adjusted profit before tax1	346	150	54

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£64.0bn	£66.9bn	£66.2bn
Loans and advances to customers at fair value	£17.3bn	£17.2bn	£14.4bn
Customer deposits	£88.5bn	£85.2bn	£84.5bn
Total assets	£87.8bn	£91.2bn	£87.1bn
Risk weighted assets	£69.3bn	£72.8bn	£72.0bn
Number of employees (full time equivalent)	10,600	11,200	13,200

	Adjusted1			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Return on average equity	6.0%	2.8%	0.6%	(3.3%)	(0.8%)	(1.2%)
Return on average risk weighted assets	0.7%	0.3%	0.1%	(0.3%)	(0.1%)	(0.1%)
Loan loss rate (bps)	123	145	173	123	145	173
Cost: income ratio	49%	56%	57%	79%	64%	57%

1
Adjusted profit before tax and adjusted performance measures exclude the impact of goodwill impairment of £nil (H2 11: £123m, H1 11: £nil), provision for interest rate hedging products redress of £450m (H2 11: £nil, H1 11: £nil) and loss on disposal of £nil (H2 11: £9m, H1 11: £64m).

Results by Business

Corporate Banking

Half Year Ended 30 June 2012	UK	Europe	RoW	Total
Income Statement Information	£m	£m	£m	£m
Income	1,150	173	204	1,527
Credit impairment charges and other provisions	(146)	(277)	(2)	(425)
Operating expenses (excluding provision for interest rate hedging products redress)	(515)	(76)	(163)	(754)
Provision for interest rate hedging products redress	(450)	-	-	(450)
Other net expense	(2)	-	-	(2)
Profit/(loss) before tax	37	(180)	39	(104)

Adjusted profit/(loss) before tax	487	(180)	39	346

Balance Sheet Information
Loans and advances to customers at amortised cost	£51.1bn	£7.5bn	£5.4bn	£64.0bn
Loans and advances to customers at fair value	£17.2bn	-	£0.1bn	£17.3bn
Customer deposits	£72.6bn	£5.6bn	£10.3bn	£88.5bn
Risk weighted assets	£49.9bn	£11.5bn	£7.9bn	£69.3bn

Half Year Ended 31 December 2011
Income Statement Information
Income	1,064	240	236	1,540
Credit impairment charges and other provisions	(192)	(288)	(55)	(535)
Operating expenses (excluding goodwill impairment)	(541)	(117)	(200)	(858)
Goodwill impairment	-	(123)	-	(123)
Other net income/(expense)	3	-	(9)	(6)
Profit/(loss) before tax	334	(288)	(28)	18

Adjusted profit/(loss) before tax	334	(165)	(19)	150

Balance Sheet Information
Loans and advances to customers at amortised cost	£50.6bn	£11.2bn	£5.1bn	£66.9bn
Loans and advances to customers at fair value	£17.2bn	-	-	£17.2bn
Customer deposits	£69.9bn	£5.6bn	£9.7bn	£85.2bn
Risk weighted assets	£49.9bn	£15.4bn	£7.5bn	£72.8bn

Half Year Ended 30 June 2011
Income Statement Information
Income	1,135	200	233	1,568
Credit impairment charges and other provisions	(163)	(428)	(21)	(612)
Operating expenses	(558)	(131)	(212)	(901)
Other net expense	(1)	-	(64)	(65)
Profit/(loss) before tax	413	(359)	(64)	(10)

Adjusted profit/(loss) before tax	413	(359)	-	54

Balance Sheet Information
Loans and advances to customers at amortised cost	£48.9bn	£12.5bn	£4.8bn	£66.2bn
Loans and advances to customers at fair value	£14.4bn	-	-	£14.4bn
Customer deposits	£67.5bn	£7.2bn	£9.8bn	£84.5bn
Risk weighted assets	£47.1bn	£17.2bn	£7.7bn	£72.0bn

Results by Business

Corporate Banking

Income Statement - H1 12 compared to H1 11

-
Adjusted profit before tax improved £292m to £346m, primarily driven by improved credit impairment in Europe and improved operating expenses. Loss before tax was £104m (2011: £10m) including a gain of £68m (2011: gain of £21m) in the net valuation of fair value loans and a £450m provision for interest rate hedging products redress

-    UK adjusted profit before tax improved 18% to £487m reflecting improved operating expenses and credit impairment. UK profit before tax decreased £376m to £37m after £450m provision for interest rate hedging products redress

- Europe loss before tax improved £179m to £180m driven by improved credit impairment charges in Spain and improved operating expenses, partially offset by non-recurring income from exited businesses

-    Rest of the World profit before tax improved £103m to £39m including a prior year loss on disposal of Barclays Bank Russia (BBR). Excluding this item, Rest of the World profit before tax improved £39m

-	Net interest income decreased 6% to £957m reflecting increased funding rates and non-recurring income from exited businesses

-	Credit impairment charges reduced 31% to £425m. Overall loan loss rates improved to 123bps (2011: 173bps)

- Impairment charges in Spain reduced £115m to £184m, primarily as a result of ongoing action to reduce exposure within the property and construction sector

-
Operating expenses excluding a £450m provision for interest rate hedging products redress improved 16% to £754m,  principally due to prior year restructuring including the exit of BBR. Adjusted cost to income ratio improved to 49% (2011: 57%)

-	Adjusted return on average equity improved to 6.0% (2011: 0.6%). Return on average equity was negative 3.3% (2011: negative 1.2%)

Income Statement - Q2 12 compared to Q1 12

-
Adjusted profit before tax decreased £92m to £127m including a loss of £10m (Q1 12: gain of £78m) in the net valuation of fair value loans. Excluding this item, adjusted profit before tax of £137m was broadly in line with the previous quarter

-	Loss before tax decreased £542m to £323m after £450m provision for interest rate hedging products redress

Balance Sheet - 30 June 2012 compared to 31 December 2011

-	Total assets down £3.4bn to £87.8bn driven by reduced balances in Europe

-	Customer deposits increased 4% to £88.5bn with increased balances in the UK

-	Risk weighted assets decreased 5% to £69.3bn reflecting lower net exposures in Europe

Results by Business

Intentionally left blank

Results by Business

Wealth and Investment Management
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.12	31.12.11	30.06.11	YoY
	£m	£m	£m	% Change
Net interest income	419	429	369	14
Net fee and commission income	467	473	470	(1)
Net trading income/(expense)	5	(4)	9
Net investment income	-	-	-
Other income/(expense)	1	(2)	-
Total income	892	896	848	5
Credit impairment charges and other provisions	(19)	(22)	(19)	-
Net operating income	873	874	829	5

Operating expenses	(751)	(753)	(740)	1

Other net expense	(1)	(2)	(1)
Profit before tax	121	119	88	38

Adjusted profit before tax	121	119	88	38

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£19.8bn	£18.8bn	£17.6bn
Customer deposits	£50.0bn	£46.5bn	£44.4bn
Total assets	£22.2bn	£20.9bn	£19.8bn
Risk weighted assets	£14.0bn	£13.1bn	£12.7bn
Client assets	£176.1bn	£164.2bn	£169.5bn
Number of employees (full time equivalent)1	8,000	8,100	8,400

	Adjusted			Statutory
Performance Measures	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
Return on average equity	10.0%	12.2%	9.6%	10.0%	12.2%	9.6%
Return on average risk weighted assets	1.5%	1.7%	1.3%	1.5%	1.7%	1.3%
Cost: income ratio	84%	84%	87%	84%	84%	87%
Loan loss rate (bps)	19	23	21	19	23	21

1	H2 11 and H1 11 comparatives have been revised to reflect the transfer of 400 and 500 respectively of dedicated shared service employees to Wealth and Investment Management.

Results by Business

Wealth and Investment Management

Income Statement - H1 12 compared to H1 11

-	Profit before tax increased 38% to £121m

- Wealth and Investment Management continues to execute its strategic investment programme with a focus on building productive capacity and delivering a step change in the client experience

-    Delivery against these objectives has been strong over the last two and a half years, with significant front office hiring and material improvements to technology platforms driving efficiencies as well as improved service t clients

-	Income improved 5% to £892m primarily driven by an increase in the High Net Worth businesses:

-    Net interest income grew 14% to £419m. Net interest margin increased to 125bps from 122bps with average loans up £2.3bn to £19.2bn and average customer deposits up £4.3bn to £48.2bn. The growth in deposits was primarily driven by an enhanced banking proposition in the High Net Worth businesses and a shift in client investment appetite towards holding cash in volatile market conditions

- Net fee and commission income decreased 1% to £467m due to reduced client activity in challenging market conditions

-	Operating expenses increased 1% to £751m as the continued cost of the strategic investment programme was partially offset by additional cost control initiatives

-	Return on average equity increased to 10.0% (2011: 9.6%)

Income Statement - Q2 12 compared to Q1 12

-	Profit before tax remained stable at £61m (Q1 12: £60m)

Balance Sheet - 30 June 2012 compared to 31 December 2011

-	Customer deposits increased 8% to £50.0bn and loans and advances to customers increased 5% to £19.8bn driven by growth in the High Net Worth businesses

-	Client assets increased to £176.1bn (2011: £164.2bn) driven by net new assets in the High Net Worth businesses offset by market, foreign exchange and other movements

-	Risk weighted assets increased 7% to £14.0bn principally due to growth in lending balances

Results by Business

Head Office and Other Operations
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Adjusted total income/(expense) net of insurance claims1	218	(243)	20
Own credit	(2,945)	2,619	89
Gains on debt buy-backs	-	1,130	-
Gain/(loss) on disposal of investment in BlackRock, Inc.	227	-	(58)
Total (expense)/income net of insurance claims	(2,500)	3,506	51
Credit impairment (charges)/release and other provisions	(5)	-	1
Impairment of investment in BlackRock, Inc.	-	(1,800)	-
Net operating (expense)/income	(2,505)	1,706	52

Operating expenses (excluding bank levy)	(425)	(259)	(204)
UK bank levy	-	(325)	-
Operating expenses	(425)	(584)	(204)

Other net income/(expense)	23	(22)	(1)
(Loss)/profit before tax	(2,907)	1,100	(153)

Adjusted loss before tax2	(189)	(827)	(183)

Balance Sheet Information and Key Facts
Total assets	£35.0bn	£31.9bn	£41.9bn
Risk weighted assets	£2.7bn	£2.5bn	£1.7bn
Number of employees (full time equivalent)	1,700	1,400	1,500

Income Statement - H1 12 compared to H1 11

-	Adjusted loss before tax increased 3% to £189m

- Income improved to £218m (2011: £20m), principally due to a one-time gain relating to hedges of employee share awards that were closed out during Q1 12

-    Operating expenses increased to £425m (2011: £204m) due to higher regulatory costs and a £97m charge relating to the allocation to Head Office and Other Operations of the £290m penalty arising from the industry wide investigation into the setting of interbank offered rates

-
Statutory loss before tax increased to £2,907m (2011: £153m) reflecting an own credit charge of £2,945m (2011: gain of £89m), partially offset by the gain on sale of the strategic investment in Blackrock, Inc. of £227m (2011: £58m loss)

-
The 2012 impact of the UK bank levy, which is calculated by reference to the Group's liabilities as at 31 December 2012, has not been reflected in these results in accordance with IFRS. The total cost for 2012, due to be recognised in the fourth quarter, is expected to be approximately £360m

Income Statement - Q2 12 compared to Q1 12

-
Adjusted loss before tax of £272m (Q1 12: profit before tax £83m) principally reflects the non recurrence of gain on hedges of employee share awards that were closed out in Q1 12 and the penalty arising from the investigation into interbank offered rates recognised in Q2 12. Loss before tax improved to £370m (Q1 12: £2,537m), reflecting reduced own credit charges and the Q2 12 gain on sale of the investment BlackRock, Inc.

Balance Sheet - 30 June 2012 compared to 31 December 2011

-	Total assets increased to £35.0bn (31 December 2011: £31.9bn) reflecting growth in the liquidity bond portfolio, partially offset by the sale of the strategic investment in Blackrock, Inc.

-	Risk weighted assets increased 8% to £2.7bn

1	Includes net interest income of £98m (H2 11: expense of £950m; H1 11: expense of £15m).
2
Adjusted performance measures and profit before tax exclude the impact of £2,945m (2011: gain of £89m) own credit loss, £nil (2011: £1m loss) gains on acquisitions and disposals and £227m (2011: loss of £58m) gain on disposal of strategic investment in BlackRock, Inc.

Business Results by Quarter

UK RBB	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	1,128	1,077	1,129	1,273	1,170	1,084
Credit impairment charges and other provisions	(46)	(76)	(156)	(105)	(131)	(144)
Net operating income	1,082	1,001	973	1,168	1,039	940
Operating expenses	(671)	(666)	(752)	(675)	(622)	(653)
Other net income/(expense)	1	(1)	1	1	(1)	1
Adjusted profit before tax	412	334	222	494	416	288

Adjusting items
Provision for PPI redress	-	(300)	-	-	(400)	-
Statutory profit before tax	412	34	222	494	16	288

Europe RBB
Adjusted basis
Total income net of insurance claims	243	243	247	375	309	295
Credit impairment charges and other provisions	(85)	(72)	(83)	(62)	(47)	(69)
Net operating income	158	171	164	313	262	226
Operating expenses	(211)	(217)	(291)	(263)	(368)	(289)
Other net income	4	3	2	2	4	4
Adjusted (loss)/profit before tax	(49)	(43)	(125)	52	(102)	(59)

Adjusting items
Goodwill impairment	-	-	(427)	-	-	-
Statutory (loss)/profit before tax	(49)	(43)	(552)	52	(102)	(59)

Africa RBB
Adjusted basis
Total income net of insurance claims	795	830	861	940	906	864
Credit impairment charges and other provisions	(214)	(107)	(88)	(108)	(126)	(144)
Net operating income	581	723	773	832	780	720
Operating expenses	(485)	(548)	(505)	(613)	(586)	(575)
Other net income	1	2	1	-	1	2
Adjusted profit before tax	97	177	269	219	195	147

Adjusting items
Gains on acquisitions and disposals	-	-	-	2	-	-
Statutory profit before tax	97	177	269	221	195	147

Barclaycard
Adjusted basis
Total income net of insurance claims	1,036	990	983	1,140	1,012	960
Credit impairment charges and other provisions	(228)	(232)	(271)	(340)	(344)	(304)
Net operating income	808	758	712	800	668	656
Operating expenses	(412)	(418)	(458)	(430)	(400)	(371)
Other net income	8	9	5	8	7	11
Adjusted profit before tax	404	349	259	378	275	296

Adjusting items
Provision for PPI redress	-	-	-	-	(600)	-
Goodwill impairment	-	-	-	-	(47)	-
Statutory profit/(loss) before tax	404	349	259	378	(372)	296

Business Results by Quarter

Investment Bank	Q212	Q112	Q411	Q311	Q211	Q111
	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Fixed Income, Currency and Commodities	1,968	2,396	971	1,438	1,715	2,201
Equities and Prime Services	423	550	305	338	563	545
Investment Banking	501	509	506	389	520	612
Principal Investments	140	9	36	89	99	8
Total income	3,032	3,464	1,818	2,254	2,897	3,366
Credit impairment (charges)/releases and other provisions	(248)	(75)	(90)	(114)	80	31
Net operating income	2,784	3,389	1,728	2,140	2,977	3,397
Operating expenses	(1,788)	(2,145)	(1,458)	(1,758)	(2,006)	(2,067)
Other net income/(expense)	6	22	(3)	6	6	3
Adjusted profit before tax and profit before tax	1,002	1,266	267	388	977	1,333

Corporate Banking
Adjusted basis
Total income net of insurance claims	703	824	710	830	817	751
Credit impairment charges and other provisions	(218)	(207)	(252)	(283)	(327)	(285)
Net operating income	485	617	458	547	490	466
Operating expenses	(357)	(397)	(422)	(436)	(459)	(442)
Other net (expense)/income	(1)	(1)	1	2	2	(3)
Adjusted profit before tax	127	219	37	113	33	21

Adjusting items
Goodwill impairment	-	-	(123)	-	-	-
Provision for interest rate hedging products redress	(450)	-	-	-	-	-
Losses on disposal	-	-	(9)	-	(64)	-
Statutory (loss)/profit before tax	(323)	219	(95)	113	(31)	21

Wealth and Investment Management
Adjusted and statutory basis
Total income net of insurance claims	441	451	449	447	426	422
Credit impairment charges and other provisions	(12)	(7)	(10)	(12)	(9)	(10)
Net operating income	429	444	439	435	417	412
Operating expenses	(367)	(384)	(384)	(369)	(375)	(365)
Other net expenses	(1)	-	(1)	(1)	-	(1)
Adjusted profit before tax and profit before tax	61	60	54	65	42	46

Head Office and Other Operations
Adjusted basis
Total (expense)/income net of insurance claims	(41)	259	15	(258)	12	8
Credit impairment (charges)/releases and other provisions	(3)	(2)	(1)	1	(3)	4
Net operating (expense)/income	(44)	257	14	(257)	9	12
Operating expenses (excluding UK bank levy)	(251)	(174)	(144)	(115)	(124)	(80)
UK bank levy	-	-	(325)	-	-	-
Other net income	23	-	-	-	-	-
Adjusted (loss)/profit before tax	(272)	83	(455)	(372)	(115)	(68)

Adjusting items
Own credit	(325)	(2,620)	(263)	2,882	440	(351)
Impairment and gain/(loss) on disposal of BlackRock investment	227	-	-	(1,800)	(58)	-
Gains on debt buy-backs	-	-	1,130	-	-	-
(Losses)/gains on acquisitions and disposals	-	-	(23)	1	(3)	2
Statutory (loss)/profit before tax	(370)	(2,537)	389	711	264	(417)

Performance Management

Returns and Equity by Business

Returns on average equity and average tangible equity are calculated using profit after tax and non-controlling interests for the period, divided by average allocated equity or tangible equity as appropriate. Average allocated equity has been calculated as 10% of average risk weighted assets for each business, adjusted for capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The higher capital level currently held, reflecting as at 30 June 2012 Core Tier 1 capital ratio of 10.9%, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

	Adjusted1			Statutory
	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended
Return on Average Equity	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
	%	%	%	%	%	%
UK RBB	16.6%	14.8%	15.0%	9.9%	14.8%	6.4%
Europe RBB	(6.2%)	(2.7%)	(9.3%)	(6.2%)	(34.1%)	(9.3%)
Africa RBB	7.6%	11.5%	7.9%	7.6%	11.7%	7.9%
Barclaycard	22.0%	17.1%	17.7%	22.0%	17.1%	(3.6%)
Investment Bank	14.9%	5.0%	15.6%	14.9%	5.0%	15.6%
Corporate Banking	6.0%	2.8%	0.6%	(3.3%)	(0.8%)	(1.2%)
Wealth and Investment Management	10.0%	12.2%	9.6%	10.0%	12.2%	9.6%
Group excluding Head Office and Other Operations	12.8%	7.5%	11.2%	10.4%	5.1%	7.6%
Head Office and Other Operations impact	(2.9%)	(3.6%)	(1.9%)	(10.1%)	0.6%	(1.7%)
Total	9.9%	3.9%	9.3%	0.3%	5.7%	5.9%

	Adjusted1			Statutory
Return on Average Tangible Equity	%	%	%	%	%	%
UK RBB	32.2%	28.5%	28.7%	19.2%	28.5%	12.3%
Europe RBB	(7.0%)	(3.5%)	(12.5%)	(7.0%)	(44.8%)	(12.5%)
Africa RBB2	11.1%	18.2%	14.2%	11.1%	18.3%	14.2%
Barclaycard	29.4%	22.5%	23.5%	29.4%	22.5%	(4.8%)
Investment Bank	15.5%	5.1%	16.2%	15.5%	5.1%	16.2%
Corporate Banking	6.4%	3.0%	0.6%	(3.4%)	(0.8%)	(1.2%)
Wealth and Investment Management	14.0%	16.7%	13.2%	14.0%	16.7%	13.2%
Group excluding Head Office and Other Operations	15.0%	9.3%	13.6%	12.2%	6.5%	9.4%
Head Office and Other Operations impact	(3.5%)	(4.7%)	(2.3%)	(11.9%)	0.2%	(2.3%)
Total	11.5%	4.6%	11.3%	0.3%	6.7%	7.1%

	Average Equity			Average Tangible Equity
	£m	£m	£m	£m	£m	£m
UK RBB	6,772	6,795	6,847	3,493	3,535	3,588
Europe RBB	2,325	2,722	2,683	2,042	2,067	1,997
Africa RBB	2,612	2,599	2,651	1,120	1,066	1,002
Barclaycard	4,660	4,675	4,594	3,491	3,546	3,459
Investment Bank	20,778	20,106	20,896	20,057	19,386	20,113
Corporate Banking	7,306	7,420	7,479	6,947	6,940	6,978
Wealth and Investment Management	1,894	1,752	1,695	1,359	1,284	1,233
Head Office and Other Operations 3	8,710	7,033	3,679	8,711	7,031	3,678
Total	55,057	53,102	50,524	47,220	44,855	42,048

1
Adjusted performance metrics exclude the impact of own credit gain, gains on debt buy-backs, impairment  and gain/loss on disposal of BlackRock, Inc.,  provision for PPI redress, provision for interest rate hedging products redress, goodwill impairment and (loss)/gain on acquisitions and disposals.

2	The return on average tangible equity for Africa RBB has been calculated based on average tangible equity including amounts relating to Absa Group's non-controlling interests.
3	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average shareholders' equity and tangible equity.

Performance Management

Margins and Balances
	Half Year	Half Year	Half Year
	Ended	Ended	Ended
Analysis of Net Interest Income	30.06.12	31.12.11	30.06.11
	£m	£m	£m
RBB, Corporate Banking and Wealth and Investment Management customer income:
- Customer assets	3,335	3,478	3,505
- Customer liabilities	1,564	1,552	1,314
Total	4,899	5,030	4,819
RBB, Corporate Banking and Wealth and Investment Management non-customer income:
- Product structural hedge1	487	540	628
- Equity structural hedge2	119	643	181
- Other	83	83	65
Total RBB, Corporate Banking and Wealth and Investment Management net interest income	5,588	6,296	5,693
Investment Bank	426	666	511
Head Office and Other Operations	98	(950)	(15)
Group net interest income	6,112	6,012	6,189

RBB, Corporate Banking and Wealth and Investment Management net interest income (NII)

Barclays distinguishes the relative net interest contribution from customer assets and customer liabilities, and separates this from the contribution delivered by non-customer income, which principally arises from Group hedging activities.

Customer interest income

-
Customer NII increased 2% to £4,899m, driven by increases in the customer liability margin and growth in average customer asset and liability balances. Customer liabilities grew due to increases in retail savings products and corporate deposits in the UK

-
The customer asset margin declined to 2.11% (2011: 2.23%), reflecting an increase in funding rates across RBB, Corporate Banking and Wealth and Investment Management businesses. This was partially offset by a move towards higher margin business in Africa RBB

-
The customer liability margin increased to 1.13% (2011: 0.99%) reflecting increased funding rates and therefore value generated from RBB, Corporate Banking and Wealth and Investment Management customer liabilities

Non-customer interest income

-
Non-customer NII decreased 21% to £689m, reflecting a reduction in the benefits from Group hedging activities. Group hedging activities utilise structural interest rate hedges to mitigate the impact of the low interest rate environment on customer liabilities and the Group's equity

-
Product structural hedges generated a lower contribution of £487m (2011: £628m), as hedges were maintained in this period of continued low interest rates. Based on current interest rate curves and the on-going hedging strategy, fixed rate returns on product structural hedges are expected to continue to make a significant but declining contribution in H2 2012 and 2013

-
The contribution from equity structural hedges in RBB, Corporate Banking and Wealth and Investment Management decreased to £119m (2011: £181m) following the sale of hedging instruments in H2 11 and the continued low interest rate environment

Other Group interest income

-
Head Office and Other Operations NII of £98m (2011: £15m expenses) principally reflects an increase in income transferred from trading income within Head Office relating to interest rate swaps used for hedge accounting

1
Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile. Product structural hedge income for H1 11 has been revised to £628m (previously reported as £711m).

2
Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group's equity, with the impact allocated to businesses in line with their economic capital usage.

Performance Management

-	Investment Bank NII decreased 17% to £426m, due to a reduction in interest income from credit market exposures

-	Total Group income from equity structural hedges decreased to £378m (2011: £583m) including £259m (2011: £402m) that was allocated to the Investment Bank and Head Office

Net Interest Margin

-
The net interest margin for RBB, Corporate Banking and Wealth and Investment Management decreased to 1.89% (2011: 1.97%), reflecting the reduction in contribution from Group hedging activities. Consistent with prior periods the net interest margin is expressed as a percentage of the sum of average customer assets and liabilities, to reflect the impact of the margin generated on retail and commercial banking liabilities

-	The net interest margin expressed as a percentage of average customer assets only, declined to 3.53% (2011: 3.63%)1

Analysis of Net Interest Margin
	UK RBB	Europe RBB	Africa RBB1	Barclaycard	Corporate Banking1	Wealth and Investment Management	Total RBB, Corporate and Wealth
Half Year Ended 30.06.12%		%	%	%	%	%	%
Customer asset margin	1.08	0.80	3.10	9.53	1.20	0.65	2.11
Customer liability margin	0.97	0.47	2.66	n/m	1.08	1.11	1.13
Non-customer generated margin	0.37	0.36	0.25	(0.73)	0.16	0.27	0.23

Net interest margin	1.39	1.08	3.18	8.81	1.29	1.25	1.89

Average customer assets (£m)	122,343	42,044	34,369	31,830	68,162	19,152	317,900
Average customer liabilities (£m)	110,540	15,523	22,345	n/m	80,758	48,246	277,412

Half Year Ended 31.12.11
Customer asset margin	1.18	0.82	2.89	9.47	1.40	0.78	2.15
Customer liability margin	0.90	0.90	2.91	n/m	0.99	1.05	1.12
Non-customer generated margin	0.50	0.54	0.52	0.02	0.31	0.39	0.42

Net interest margin	1.55	1.38	3.42	9.49	1.50	1.36	2.10

Average customer assets (£m)	120,015	44,133	35,992	31,155	71,027	18,045	320,367
Average customer liabilities (£m)	108,408	17,379	23,274	n/m	80,268	44,718	274,047

Half Year Ended 30.06.11
Customer asset margin	1.25	0.94	2.95	9.58	1.54	0.77	2.23
Customer liability margin	0.83	0.41	2.58	n/m	0.89	0.94	0.99
Non-customer generated margin	0.41	0.40	0.21	(0.18)	0.22	0.33	0.30

Net interest margin	1.46	1.18	3.02	9.39	1.42	1.22	1.97

Average customer assets (£m)	116,977	43,360	39,943	29,408	69,760	16,849	316,297
Average customer liabilities (£m)	107,007	18,029	23,914	n/m	74,430	43,994	267,374

-
Customer asset and liability margins reflect a year on year increase in the Group's internal funding rates, which are based on the cost to the Group of alternative funding in the wholesale market. The increase in funding rates has had an adverse impact to customer asset margins and a benefit to customer liability margins

-
The Group's internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at a rate that is driven by prevailing market rates and includes a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative funding, which ensures there is consistency between retail and wholesale sources

1
2011 comparatives have been revised to reflect certain corporate banking activities previously reported in Africa RBB which are now included within Corporate Banking. Africa RBB comparatives have additionally been revised to include gross cheque advances and cheque deposits within average assets and average liabilities respectively where these were previously reported net. The H1 11 net interest margin expressed as a percentage of average customer assets only is therefore revised to 3.63% (previously reported as 3.64%).

Risk Management

Overview

-
Barclays has clear risk management objectives, and a well-established strategy and framework for managing risk. The approach to identifying, assessing, controlling, reporting and managing risks is formalised in the Principal Risks Framework. The framework, which groups risk into four Principal Risks categories, is unchanged in 2012. Further detail on how these risks are managed may be found in the 2011 Annual Report and Accounts

-	The uncertainties currently associated with the Group's Principal Risks are described below:

Principal Risks and Associated Uncertainties1	Topics Covered	Page
Funding Risk
•    Impact of Basel 3 as regulatory rules are finalised
•    Impacts on capital ratios of weak profit performance
•    Volatility in cost of funding due to economic uncertainty
•    Reduction in available depositor and wholesale funding
•    Changes in the value of local assets and liabilities due to the potential exit of one or more countries from the Euro
	• Capital base, risk weighted assets, balance sheet leverage and significant regulatory changes • Liquidity pool and funding structure • Local Eurozone balance sheet funding exposures	37 40 62
Credit Risk
•    Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability
•    Extent and sustainability of economic recovery, including impact of austerity measures on the European economies
•    Increase in unemployment due to a weaker economy, fiscal tightening and other measures
•    Impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability
•    Possibility of further falls in residential property prices in the US, UK, South Africa and Western Europe
•    Potential liquidity shortages increasing counterparty risks
•    Potential for large single name losses and deterioration in specific sectors and geographies
•    Possible deterioration in remaining credit market exposures

•    Total assets by valuation basis and underlying asset class
•    Loans and advances to customers and banks
•    Impairment, potential credit risk loans and coverage ratios
•    Retail credit risk
•    Wholesale credit risk
•    Investment Bank credit market exposures
•    Group exposures to Eurozone countries
•    Credit derivatives referencing Eurozone sovereign debt
45 46 48 51 56 69 58 60
Market Risk
•    Reduced client activity leading to lower returns
•    Decreases in market liquidity due to economic uncertainty
•    Impact on income from uncertain interest and exchange rate environment
•    Underperformance of pension asset returns
	• Analysis of market risk and, in particular, Investment Bank's DvaR • Analysis of interest margins • Retirement benefit liabilities	70 35 81
Operational Risk
•    Implementation of strategic change and integration programmes across the Group
•    Continued regulatory and change programmes, driven by the global economic climate
•    Impact of new, wide ranging, legislation in various countries coupled with a changing regulatory landscape
•    Increasingly litigious environment
•    The crisis management agenda and breadth of regulatory change required in global financial institutions
	• Significant litigation matters • Significant competition and regulatory matters which could lead to penalties and/or the need for redress	83 87

1	The associated uncertainties may affect more than one Principal Risk.

Funding Risk

Key Capital Ratios	As at	As at	As at
	30.06.12	31.12.11	30.06.11
Core tier 1	10.9%	11.0%	11.0%
Tier 1	13.3%	12.9%	13.5%
Total capital	16.5%	16.4%	16.9%

Capital Resources	£m	£m	£m
Shareholders' equity (excluding non-controlling interests) per balance sheet	54,205	55,589	51,572

Non-controlling interests per balance sheet	9,485	9,607	10,417
- Less: Other tier 1 capital - preference shares	(6,225)	(6,235)	(6,294)
- Less: Other tier 1 capital - Reserve Capital Instruments	-	-	(437)
- Less: Non-controlling tier 2 capital	(564)	(573)	(552)
Other regulatory adjustments	(171)	(138)	(259)

Regulatory adjustments and deductions:
Own credit cumulative gain (net of tax)	(492)	(2,680)	(690)
Defined benefit pension adjustment	(2,260)	(1,241)	139
Unrealised losses on available for sale debt securities	83	555	171
Unrealised gains on available for sale equity (recognised as tier 2 capital)	(95)	(828)	-
Cash flow hedging reserve	(1,676)	(1,442)	(104)
Goodwill and intangible assets	(7,574)	(7,560)	(8,223)
50% excess of expected losses over impairment (net of tax)	(500)	(506)	(419)
50% of securitisation positions	(1,663)	(1,577)	(1,959)
Other regulatory adjustments	23	95	175
Core tier 1 capital	42,576	43,066	43,537

Other tier 1 capital:
Preference shares	6,225	6,235	6,294
Tier 1 notes1	521	530	1,017
Reserve Capital Instruments	2,874	2,895	5,206

Regulatory adjustments and deductions:
50% of material holdings	(285)	(2,382)	(2,480)
50% tax on excess of expected losses over impairment	100	129	(41)
Total tier 1 capital	52,011	50,473	53,533

Tier 2 capital:
Undated subordinated liabilities	1,648	1,657	1,637
Dated subordinated liabilities	12,488	15,189	15,646
Non-controlling tier 2 capital	564	573	552
Reserves arising on revaluation of property	21	25	29
Unrealised gains on available for sale equity	95	828	-
Collectively assessed impairment allowances	1,783	2,385	2,517

Tier 2 deductions:
50% of material holdings	(285)	(2,382)	(2,480)
50% excess of expected losses over impairment (gross of tax)	(601)	(635)	(419)
50% of securitisation positions	(1,663)	(1,577)	(1,959)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,209)	(1,991)	(1,761)
Other deductions from total capital	(565)	(597)	(559)
Total regulatory capital	64,287	63,948	66,736

1      Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Funding Risk

-
In the first half of 2012, Core Tier 1 capital decreased by £0.5bn to £42.6bn. Whilst the Group generated £2.3bn Core Tier 1 capital from retained profits (excluding own credit, which is added back for regulatory capital purposes), this was more than offset by other movements in Core Tier 1 capital, principally:

-    £1.0bn increase in the deduction for defined benefit pensions, driven by an additional contribution made to the UK Retirement Fund in April 2012 and deducting expected future deficit contributions over the next five years in addition to the pension asset recognised on the Group's balance sheet

- £0.5bn cash dividends paid during 2012, relating to the 2011 final dividend and the first interim dividend for 2012

- £0.5bn net reduction from the impact of share awards

- £0.5bn reduction due to foreign currency movements, primarily due to depreciation of the US Dollar, South African Rand and Euro against Sterling

-
Total Capital Resources increased by £0.3bn principally as a result of the sale of the stake in BlackRock, Inc. resulting in a £3.4bn increase in capital (reflecting lower deductions for material holdings offset by gains on the available for sale investment being recognised in retained profits), offset by the redemption of £2.2bn dated subordinated liabilities

	Total Assets by Business			Risk Weighted Assets by Business
Assets and Risk Weighted Assets by Business	As at 30.06.12	As at 31.12.11	As at 30.06.11	As at 30.06.12	As at 31.12.11	As at 30.06.11
	£m	£m	£m	£m	£m	£m
UK RBB	130,776	127,845	123,745	36,038	33,956	34,216
Europe RBB	48,109	51,310	56,699	16,563	17,436	17,916
Africa RBB	47,398	48,243	55,064	27,909	30,289	32,671
Barclaycard	34,596	33,838	32,513	33,149	34,186	33,983
Investment Bank	1,225,409	1,158,350	1,076,018	190,553	186,700	189,952
Corporate Banking	87,758	91,190	87,132	69,328	72,842	72,044
Wealth and Investment Management	22,205	20,866	19,814	13,998	13,076	12,664
Head Office and Other Functions	35,014	31,885	41,937	2,685	2,514	1,704
Total	1,631,265	1,563,527	1,492,922	390,223	390,999	395,150

Risk Weighted Assets by Risk	As at	As at	As at
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Credit risk	239,543	245,224	247,101
Counterparty risk
- Internal model method	30,165	33,131	27,072
- Non-model method	4,496	4,953	14,009
Market risk
- Modelled - VaR	23,885	26,568	10,692
- Modelled - Charges add-on and Non-VaR	21,343	17,560	7,784
- Standardised	28,320	27,823	52,561
Operational risk	42,471	35,740	35,931
Total risk weighted assets	390,223	390,999	395,150

-
Total assets increased to £1,631bn (2011: £1,564bn), reflecting increases across a number of asset categories, notably a £19bn increase in cash and balances at central banks, a £23bn increase in loans and advances to customers (primarily in relation to settlement balances) and a £21bn increase in reverse repurchase agreements.  These were partially offset by a £21bn reduction in derivative financial instrument assets

-	Group risk weighted assets remained stable at £390bn, reflecting:

- £5.7bn reduction in credit risk exposures, mainly from Corporate Banking and RBB, owing to changes in the risk weighting portfolio mix combined with methodology changes

- £3.4bn decrease in counterparty risk primarily driven by market movements and business reduction in Investment Bank

- £1.6bn increase in Investment Bank market risk exposures primarily due to methodology changes

- £6.7bn increase in operational risk exposures following the annual review of key risk scenarios across all business areas

Funding Risk

Balance Sheet Leverage	As at 30.06.12	As at 31.12.11	As at 30.06.11
	£m	£m	£m
Total assets1	1,631,265	1,563,527	1,492,922
Counterparty netting	(425,616)	(440,592)	(304,097)
Collateral on derivatives	(51,421)	(51,124)	(33,394)
Net settlement balances and cash collateral	(97,181)	(61,913)	(84,158)
Goodwill and intangible assets	(7,861)	(7,846)	(8,541)
Customer assets held under investment contracts2	(1,661)	(1,681)	(1,524)
Adjusted total tangible assets	1,047,525	1,000,371	1,061,208
Total qualifying Tier 1 capital	52,011	50,473	53,533
Adjusted gross leverage	20	20	20
Adjusted gross leverage (excluding liquidity pool)	17	17	17
Ratio of total assets to shareholders' equity	26	24	24
Ratio of total assets to shareholders' equity (excluding liquidity pool)	23	22	22

-	Barclays continues to manage its balance sheet within limits and targets for balance sheet usage

-	Adjusted gross leverage was 20x (31 December 2011: 20x) as the 3% increase in qualifying Tier 1 capital to £52bn was offset by the 5% increase in adjusted total tangible assets to £1,048bn

-
At month ends during 2012, the ratio moved in a range from 20x to 23x (Full Year 2011: 20x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending and high quality trading portfolio assets

-
Adjusted total tangible assets include cash and balances at central banks of £126.1bn (31 December 2011: £106.9bn). Excluding these balances, the balance sheet leverage would be 18x (31 December 2011: 18x). Excluding the whole liquidity pool, leverage would be 17x (31 December 2011: 17x)

-
The ratio of total assets to total shareholders' equity was 26x (31 December 2011: 24x) and moved within a month end range of 25x to 28x (Full Year 2011: 24x to 28x), driven by fluctuations noted above and changes in gross interest rate derivatives and settlement balances

Implementation of Basel 3 - Impact on Regulatory Capital

-
Member States, the European Commission and the European Parliament are in the process of finalising the new capital requirements regulation, capital requirements directive and associated binding technical standards (collectively known as CRDIV) that implement the Basel 3 proposals within the EU.  In summary Basel 3 and CRDIV aims to:

-    Increase the quantity and quality of capital, by implementing more stringent requirements for the eligibility of capital instruments, higher minimum capital ratios and changes to the regulatory deductions from shareholders'
      equity

- Improve measures to address procyclicality and excessive credit growth as well as promote conservation of capital, by building up capital buffers that can be drawn down in periods of stress

- Strengthen counterparty credit risk measures by introducing higher capital requirements for OTC derivative transactions and trades cleared via central counterparties

- Constrain excess leverage, by introducing a non-risk based leverage ratio that acts as a supplementary measure to the risk based capital requirements

-    Introduce a new liquidity framework, which includes two minimum liquidity metrics: a 30-day liquidity coverage ratio which measures resilience to short-term liquidity stress, and a 1-year net stable funding ratio which measures the stability of long term structural funding

The European Commission and European Parliament were due to finalise CRDIV by the end of July, for implementation by 1 January 2013. However, there are a number of areas still under consideration and the EU requirements are not expected to be finalised until October 2012.

1	Includes Liquidity Pool £170bn (31 December 2011: £152bn).
2	Comprising financial assets designated at fair value and associated cash balances.

Funding Risk

Funding and Liquidity

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group's liquidity risk. The Liquidity Framework meets the FSA's standards and is designed to ensure that the Group maintains sufficient financial resources of appropriate quality for the Group's funding profile. This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Regulatory requirements are complied with at the Group and entity level, with the Liquidity Risk Appetite (LRA) providing a consistent Group wide perspective that supplements these requirements.  Under the Liquidity Framework, the Group has established the LRA, which is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The LRA is measured with reference to the liquidity pool as a percentage of anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

The stress outflows are used to determine the size of the Group liquidity pool, which represents those resources immediately available to meet outflows in a stress.  In addition to the liquidity pool, the Liquidity Framework provides for other management actions, including generating liquidity from other liquid assets on the Group's balance sheet in order to meet additional stress outflows, or to preserve or restore the liquidity pool in the event of a liquidity stress.

Liquidity Pool

The Group liquidity pool as at 30 June 2012 was £170bn (31 December 31 2011: £152bn) which is towards the top of the month-end range for the period of £152bn to £173bn (Full Year 2011: £140bn to £167bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements.  Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows and comprises the following cash and unencumbered assets.

	Cash and Deposits with Central Banks1	Government Bonds2	Other Available Liquidity	Total3
	£bn	£bn	£bn	£bn
As at 30.06.12	124	32	14	170
As at 31.12.11	105	36	11	152

Liquidity Stress Testing

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA), which is measured with reference to the liquidity pool as a percentage of anticipated stressed net contractual and contingent outflows for each of three stress scenarios. These scenarios are aligned to the FSA's prescribed stresses and cover a market-wide stress event, a Barclays-specific stress event and a combination of the two. Under normal market conditions, the liquidity pool must be in excess of 100% of three months' anticipated outflows for a market-wide stress and one month's anticipated outflows for each of the Barclays-specific and combined stresses. As at 30 June 2012, the liquidity pool as a percentage of the anticipated net outflows under each of the stress scenarios was:

	Market wide	Barclays- specific	Combined
Liquidity pool as a percentage of anticipated net outflows	3 month	1 month	1 month
As at 30.06.12	141%	115%	124%
As at 31.12.11	127%	107%	118%

The Group also monitors compliance against anticipated Basel 3 metrics, including the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). As at 30 June 2012, the Group met 97% of the expected LCR requirement (31 December 2011: 82%) and was compliant with the expected NSFR requirement at 101% (31 December 2011: 97%).  The Group is on track to exceed 100% of the requirements under Basel 3 for both ratios required by 2015 and 2018 respectively.

1	Of which over 95% (31 December 2011: over 95%) is placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 70% (31 December 2011: over 80%) are comprised of UK, US, Japanese, French, German, Danish and Dutch securities.
3          £149bn (31 December 2011: £140bn) of which is FSA eligible.

Funding Risk

Deposit Funding
		As at 30.06.12		As at 31.12.11
Funding of Loans and Advances to Customers1	Loans and Advances to Customers	Customer Deposits	Loan to Deposit Ratio	Loan to Deposit Ratio
	£bn	£bn	%	%
RBB	229.3	156.6	146	146
Corporate Banking1	64.0	88.5	72	83
Wealth and Investment Management	19.8	50.0	40	40
Total funding excluding secured	313.1	295.1	106	111
Secured funding	n/a	37.2	n/a	n/a
Sub-total including secured funding	313.1	332.3	94	101

RBB, Corporate Banking & Wealth and Investment Management	313.1	295.1	106	111
Investment Bank	58.7	46.7	126	138
Head Office and Other Operations	0.9	-	-	-
Trading settlement balances and cash collateral	82.0	66.8	123	142
Total	454.7	408.6	111	118

RBB, Corporate Banking and Wealth and Investment Management activities are largely funded by customer deposits with the remainder covered by funding secured against customer loans and advances.  As at 30 June 2012, the loan to deposit ratio for these businesses was 106% (31 December 2011: 111%) and the loan to deposit and secured funding ratio was 94% (31 December 2011: 101%).

The total loan to deposit ratio as at 30 June 2012 was 111% (31 December 2011: 118%) and the loan to deposit and long-term funding ratio was 73% (31 December 2011: 75%).

The excess of Investment Bank loans and advances over customer deposits of £12.0bn (31 December 2011: £17.4bn) is funded with long-term debt and equity.

Included within RBB, Corporate Banking and the Investment Bank are Absa Group related balances totalling £38.0bn of loans and advances to customers funded by £33.4bn of customer deposits and the balance of £4.6bn (31 December 2011: £5.0bn) is funded with wholesale borrowing. This is managed separately by the Absa Group due to local currency and funding requirements.  Absa manages its funding position conservatively, relative to local practices, which has a high structural dependence on wholesale funding sources.  This dependence is a function of customer behaviour in relation to savings in South Africa as a whole, where there is a higher concentration of cash in investment funds than in bank savings.

Wholesale Funding

Funding of Other Assets2 as at 30 June 2012

Assets	£bn	Liabilities	£bn

Trading Portfolio Assets	126	Repurchase agreements	246
Reverse repurchase agreements	120

Reverse repurchase agreements	50	Trading Portfolio Liabilities	50

Derivative Financial Instruments	515	Derivative Financial Instruments	505

Liquidity pool	170	Less than 1 year wholesale debt	118
Other assets 3	152	Greater than 1 year wholesale debt and equity	204

1	In addition Corporate Banking also holds £17.3bn (31 December 2011: £17.2bn) loans and advances as financial assets held at fair value.
2	Excludes balances relating to the Absa Group, which are managed separately due to local currency and funding requirements.
3	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks.

Funding Risk

-
Trading portfolio assets are largely funded by repurchase agreements. The majority of reverse repurchase agreements (i.e. secured lending) are matched by repurchase agreements. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities

-
Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions largely offset once netted against cash collateral received and paid

-	The majority of the liquidity pool is funded by wholesale debt maturing in less than one year

-
Other assets (mainly being available for sale investments, trading portfolio assets and loans and advances to banks) are largely matched by wholesale debt maturing over an average of 5 years and equity

-
Repurchase agreements and other secured funding are largely collateralised by government issued bonds and other highly liquid securities. The percentage of secured funding using each asset class as collateral is set out below

Secured Funding by Asset Class	Govt	Agency	MBS	ABS	Corporate	Equity	Other
	%	%	%	%	%	%	%
As at 30.06.12	63	7	11	2	7	7	3
As at 31.12.11	66	6	9	3	7	7	2

Composition of Wholesale Funding1

As at 30 June 2012 total wholesale funding outstanding (excluding repurchase agreements) was £263bn (31 December 2011: £265bn). £118bn of wholesale funding matures in less than one year (31 December 2011: £130bn) of which £23bn relates to term funding2. £145bn of wholesale funding has a residual maturity of over one year.

The Group has £75bn of privately placed senior unsecured notes in issue. The Group issues these notes through a variety of distribution channels including intermediaries and private banks and a large proportion of end users of these products are individual retail investors.

	Not more than one months	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Sub-total less than one year	Over one year but not more than three years	Over three years	Total1
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from Banks	16.7	7.2	3.0	0.5	27.4	6.7	1.5	35.6
CDs and CP	12.2	15.4	13.5	3.7	44.8	2.4	0.8	48.0
Asset Backed Commercial Paper	4.7	3.3	0.1	-	8.1	-	-	8.1
Senior unsecured (Public benchmark)	-	2.4	-	3.4	5.8	11.3	13.9	31.0
Senior unsecured (Privately placed)	1.4	2.7	3.9	9.5	17.5	20.3	37.5	75.3
Covered bonds/ABS	-	0.3	0.7	1.9	2.9	10.4	14.4	27.7
Subordinated liabilities	-	-	-	0.6	0.6	0.3	20.1	21.0
Other3	6.8	1.7	1.4	0.9	10.8	1.4	3.6	15.8
Total	41.8	33.0	22.6	20.5	117.9	52.8	91.8	262.5

Of which secured	6.9	5.2	2.0	2.6	16.7	11.5	14.6	42.8
Of which unsecured	34.9	27.8	20.6	17.9	101.2	41.3	77.2	219.7

1
The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value and Debt Securities in Issue split by product and Subordinated Liabilities, excluding cash collateral and settlement balances, liabilities to customers under investment contracts and Absa Group balances of £74bn in total. Included within deposits from banks are £6.6bn of liabilities drawn down in the European Central Bank's 3 year long-term refinancing operation (LTRO).

2
Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/ABS and subordinated debt where the original maturity of the instrument was more than 1 year. In addition, at 30 June 2012, £4bn of these instruments were not counted towards term financing as they had an original maturity of less than 1 year.

3	Primarily comprised of fair value deposits and secured financing of physical gold.

Funding Risk

The liquidity risk is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, as at 30 June 2012, the liquidity pool was equivalent to more than one year of wholesale debt maturities.

Excluding wholesale funding of the liquidity pool, the average maturity of wholesale funding was in excess of 65 months.

Term Financing

Barclays continues to attract deposits in unsecured money markets and raise additional secured and unsecured term funding in a variety of markets.  During H1 12 the Group raised £19.9bn of term funding comprising:

-	£3.5bn equivalent of public benchmark senior unsecured

-	£6.7bn equivalent of privately placed senior unsecured

-	£9.7bn equivalent of secured1

The Group has £11bn of term funding maturing in the remainder of 2012 (31 December 2011: £27bn) and a further £18bn maturing in 2013.

Currency Profile

As at 30 June 2012 the Group's wholesale funds and liquidity pool were well diversified by major currency as follows:

	USD	EUR	GBP	Other
Currency Split by Product Type	%	%	%	%
Deposits from Banks	14	58	16	12
CDs and CP	51	29	20	-
Asset Backed Commercial Paper	82	11	7	-
Senior unsecured	31	32	15	22
Covered bonds/ABS	22	57	20	1
Subordinated Debt	30	26	43	1
Wholesale debt	33	37	19	11

Currency composition of liquidity pool	20	48	14	18

-	To manage cross-currency refinancing risk Barclays manages to FX cash-flow limits, which limit the risk at specific maturities

-	The Group's liquidity pool is also well diversified by major currency in order to meet potential stress outflows under the three LRA stress scenarios, which the Group monitors for major currencies

Credit Rating

In addition to monitoring and managing key metrics related to the financial strength of Barclays, the Group subscribes to independent credit rating agency reviews by Standard & Poor's, Moody's, Fitch and DBRS.

Credit Ratings as at 26 July 2012	Standard & Poor's	Moody's	Fitch	DBRS
Barclays Bank PLC
Long Term	A+(Negative)	A2(Negative)	A(Stable)	AA(Negative)
Short Term	A-1	P-1	F1	R-1(Negative)

On 21 June 2012 Moody's concluded its ratings review of banks and securities firms with global capital market operations by repositioning the ratings of 15 firms including Barclays, resulting in Barclays Bank PLC long-term issuer rating being downgraded from Aa3 to A2.  Barclays was fully reserving for maximum contractual outflows as a result of the ratings action in its liquidity pool and is now reserving for a further 2 notch downgrade in the liquidity pool as of 30 June 2012.  There has been no significant change in deposit funding or wholesale funding in relation to the ratings action.

1	Comprised of covered bonds and ABS and bilateral secured funding of greater than one year.

Funding Risk

Further credit rating downgrades could result in contractual outflows to meet collateral requirements on existing contracts.  The below table shows contractual collateral requirements following one and two notch long-term and associated short-term simultaneous downgrades across all credit rating agencies, which are fully reserved for in the liquidity pool.  These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity.  However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Credit ratings downgrades could also result in increased costs or reduced capacity to raise funding.

Contractual credit rating downgrade exposure	Cumulative cash outflow
1 notch long-term and associated short-term downgrade	£11bn
2 notch long-term and associated short-term downgrade	£20bn

Credit Risk

Analysis of Total Assets by Valuation Basis
		Accounting Basis		Sub Analysis
Assets as at 30.06.12	Total Assets	Cost Based Measure	Fair Value	Credit Market Exposures1
	£m	£m	£m	£m
Cash and balances at central banks	126,062	126,062	-	-

Items in the course of collection from other banks	2,598	2,598	-	-

Debt securities	131,940	-	131,940	1,172
Equity securities	30,446	-	30,446	-
Traded loans	1,805	-	1,805	-
Commodities2	2,109	-	2,109	-
Trading portfolio assets	166,300	-	166,300	1,172

Loans and advances	22,451	-	22,451	2,124
Debt securities	6,420	-	6,420	-
Equity securities	4,811	-	4,811	-
Other financial assets3	10,924	-	10,924	-
Held in respect of linked liabilities to customers under investment contracts	1,322	-	1,322	-
Financial assets designated at fair value	45,928	-	45,928	2,124

Derivative financial instruments	517,685	-	517,685	973

Loans and advances to banks	48,777	48,777	-	-

Loans and advances to customers	454,728	454,728	-	5,298

Banks	70,267	70,267	-	-
Customers	104,125	104,125	-	-
Reverse repurchase agreements and other similar secured lending	174,392	174,392	-	-

Debt securities	68,236	-	68,236	250
Equity securities	686	-	686	-
Available for sale financial investments	68,922	-	68,922	250

Other assets	25,873	23,033	2,840	2,674

Total assets as at 30.06.12	1,631,265	829,590	801,675	12,491

Total assets as at 31.12.11	1,563,527	764,012	799,515	14,981

1        Further analysis of Investment Bank credit market exposures is on pages 69 to 70. Undrawn commitments of £201m (31 December 2011: £180m) are off-balance sheet and therefore not included in the table above.

2 Commodities primarily consist of physical inventory positions.

3 These instruments consist primarily of reverse repurchase agreements designated at fair value.

Credit Risk

Analysis of Loans and Advances to Customers and Banks

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography

As at 30.06.12	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Banks	9,888	15,843	12,958	1,909	3,610	44,208
Other financial institutions	23,923	28,794	59,261	2,804	4,548	119,330
Manufacturing	6,269	2,862	1,435	1,573	604	12,743
Construction	3,651	658	1	1,270	48	5,628
Property	14,924	2,786	670	3,576	287	22,243
Government	486	3,653	1,389	3,090	1,925	10,543
Energy and water	1,748	2,400	1,657	917	274	6,996
Wholesale and retail distribution and leisure	11,888	2,541	1,135	1,738	129	17,431
Business and other services	16,144	4,635	1,312	3,407	529	26,027
Home loans	114,756	36,669	552	18,719	578	171,274
Cards, unsecured loans and other personal lending	26,202	5,518	9,553	5,335	468	47,076
Other	8,171	2,933	1,378	7,001	523	20,006
Net loans and advances to customers and banks	238,050	109,292	91,301	51,339	13,523	503,505
Impairment allowance	(3,653)	(2,635)	(2,155)	(1,436)	(67)	(9,946)

As at 31.12.11
Banks	9,251	13,503	13,349	2,956	5,648	44,707
Other financial institutions	18,474	20,059	44,965	2,264	3,888	89,650
Manufacturing	6,185	3,341	1,396	1,439	543	12,904
Construction	3,391	771	32	348	65	4,607
Property	16,230	3,193	869	3,600	212	24,104
Government	493	3,365	907	3,072	1,031	8,868
Energy and water	1,599	2,448	2,165	818	384	7,414
Wholesale and retail distribution and leisure	10,308	3,008	656	2,073	161	16,206
Business and other services	16,473	4,981	1,584	2,907	355	26,300
Home loans	112,260	38,508	566	19,437	501	171,272
Cards, unsecured loans and other personal lending	27,409	6,417	9,293	6,158	785	50,062
Other	8,363	5,554	1,312	7,471	586	23,286
Net loans and advances to customers and banks	230,436	105,148	77,094	52,543	14,159	479,380
Impairment allowance	(4,005)	(2,920)	(2,128)	(1,446)	(98)	(10,597)

Credit Risk

Loans and Advances Held at Fair Value, by Industry Sector and Geography

As at 30.06.12	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Banks	-	435	159	339	-	933
Other financial institutions1	38	567	1,034	135	30	1,804
Manufacturing	174	72	80	5	13	344
Construction	171	-	-	19	6	196
Property	8,442	895	835	96	2	10,270
Government	5,624	1	-	30	24	5,679
Energy and water	29	179	343	61	3	615
Wholesale and retail distribution and leisure	64	12	113	79	4	272
Business and other services	3,314	35	305	40	-	3,694
Other	92	78	38	184	57	449
Total	17,948	2,274	2,907	988	139	24,256

As at 31.12.11
Banks	11	364	10	126	1	512
Other financial institutions1	142	76	892	134	21	1,265
Manufacturing	16	211	154	7	18	406
Construction	158	-	-	19	2	179
Property	8,443	1,147	575	133	3	10,301
Government	5,609	-	-	19	8	5,636
Energy and water	32	203	46	104	-	385
Wholesale and retail distribution and leisure	63	15	243	36	2	359
Business and other services	3,381	76	201	34	-	3,692
Other	90	66	55	317	71	599
Total	17,945	2,158	2,176	929	126	23,334

Impairment Allowance
				Half Year Ended	Half Year Ended	Half Year Ended
				30.06.12	31.12.11	30.06.11
				£m	£m	£m
At beginning of period				10,597	11,621	12,432
Acquisitions and disposals				(73)	-	(18)
Exchange and other adjustments				(168)	(361)	(79)
Unwind of discount				(109)	(118)	(125)
Amounts written off				(2,201)	(2,601)	(2,564)
Recoveries				95	165	100
Amounts charged against profit				1,805	1,891	1,875
At end of period				9,946	10,597	11,621

1 Included within Other financial institutions (Americas) are £558m (31 December 2011: £693m) of loans backed by retail mortgage collateral.

Credit Risk

Credit Impairment Charges and Other Provisions by Business

	Loans and advances1	Available for Sale Financial Investments2	Reverse Repurchase Agreements	Total
Half Year Ended 30.06.12	£m	£m	£m	£m
UK RBB	122	-	-	122
Europe RBB	157	-	-	157
Africa RBB	321	-	-	321
Barclaycard	460	-	-	460
Investment Bank3	324	-	(1)	323
Corporate Banking	418	7	-	425
Wealth and Investment Management	19	-	-	19
Head Office and Other Operations	1	4	-	5
Total	1,822	11	(1)	1,832

Half Year Ended 31.12.11
UK RBB	261	-	-	261
Europe RBB	125	20	-	145
Africa RBB	196	-	-	196
Barclaycard	611	-	-	611
Investment Bank3	180	26	(2)	204
Corporate Banking	522	13	-	535
Wealth and Investment Management	22	-	-	22
Head Office and Other Operations	(1)	1	-	-
Total	1,916	60	(2)	1,974

Half Year Ended 30.06.11
UK RBB	275	-	-	275
Europe RBB	116	-	-	116
Africa RBB	270	-	-	270
Barclaycard	648	-	-	648
Investment Bank3	(51)	(14)	(46)	(111)
Corporate Banking	598	14	-	612
Wealth and Investment Management	19	-	-	19
Head Office and Other Operations	(1)	-	-	(1)
Total	1,874	-	(46)	1,828

. Impairment charges on loans and advances improved 3% from the first half of 2011 to £1,822m reflecting:

- Lower impairment in UK RBB, Barclaycard and Corporate Banking,

- Partially offset by higher charges in some international businesses, notably in Europe and South Africa, and a higher charge in Investment Bank

.   The impairment charge of £10m against available for sale assets and reverse repurchase agreements relates to charges in Corporate Banking and Head Office and Other Operations. This compared with a release of £46m in the prior year

. Further detail can be found in the Retail and Wholesale Credit Risk sections on pages 51 to 57

1 Includes charges of £17m (2011: £1m release) in respect of undrawn facilities and guarantees.

2 Excludes £nil (2011: £1,800m) impairment of BlackRock, Inc. recorded in Head Office and Other Operations.

3        Credit market related charges within Investment Bank comprised a net £135m charge (H2 11: £62m charge; H1 11: £76m write back) against loans and advances and £2m write back (H2 11: £2m charge; H1 11: £37m write back) against available for sale assets.

Credit Risk

Credit Risk Loans and Coverage Ratios

	CRLs		Impairment Allowance		CRL Coverage
	As at	As at	As at	As at	As at	As at
	30.06.12	31.12.11	30.06.12	31.12.11	30.06.12	31.12.11
	£m	£m	£m	£m	%	%
Home loans	3,545	3,790	826	834	23.3	22.0
Cards, unsecured and other retail lending	6,000	6,626	4,195	4,540	69.9	68.5
Retail	9,545	10,416	5,021	5,374	52.6	51.6

Wholesale	10,196	10,926	4,925	5,223	48.3	47.8

Group	19,741	21,342	9,946	10,597	50.4	49.7

Credit Risk Loans

. Overall, Credit Risk Loan (CRL) balances decreased by 8% in the first half of 2012 reflecting improvements in both the wholesale and retail portfolios.

. CRL balances in the wholesale portfolio decreased 7% primarily due to:

- Investment Banking, where lower balances principally reflected asset sales and paydowns

- Corporate Banking, where lower balances principally reflected a high level of write-offs in the UK and the disposal of the Iveco Finance business in Europe

. CRL balances in the retail portfolio decreased 8%, primarily due to:

-    Barclaycard, where reductions principally reflected lower recovery balances in UK Cards, due to asset sales; in US Cards due to lower charge-offs and higher write-offs; and in UK Secured Lending due to an update in the write-off policy

- UK RBB, where reductions reflected falling recovery balances across the majority of portfolios

- This was partially offset by higher balances in Europe RBB principally in the Spanish and Italian mortgage books

Coverage Ratios

. The CRL coverage ratio increased slightly to 50.4% (2011: 49.7%) reflecting increases in:

- the wholesale portfolio ratio to 48.3% (2011: 47.8%)

- the retail portfolio ratio to 52.6% (2011: 51.6%)

Credit Risk

Retail and Wholesale Loans and Advances to Customers and Banks

As at 30.06.12	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges1	Loan Loss Rates2
	£m	£m	£m	£m	%	£m	bps
Total retail	240,903	5,021	235,882	9,545	4.0	978	82

Wholesale - customers	223,719	4,873	218,846	10,161	4.5	842	76
Wholesale - banks	48,829	52	48,777	35	0.1	2	1
Total wholesale	272,548	4,925	267,623	10,196	3.7	844	62

Loans and advances at	513,451	9,946	503,505	19,741	3.8	1,822	71
amortised cost

Loans and advances held	24,256	na	24,256
at fair value
Total loans and advances	537,707	9,946	527,761

As at 31.12.11
Total retail	241,138	5,374	235,764	10,416	4.3	2,422	100

Wholesale - customers	201,348	5,178	196,170	10,892	5.4	1,362	68
Wholesale - banks	47,491	45	47,446	34	0.1	6	1
Total wholesale	248,839	5,223	243,616	10,926	4.4	1,368	55

Loans and advances at	489,977	10,597	479,380	21,342	4.4	3,790	77
amortised cost

Loans and advances held	23,334	na	23,334
at fair value
Total loans and advances	513,311	10,597	502,714

. Gross loans and advances to customers and banks at amortised cost increased 5% principally reflecting an increase in settlement balances

. This growth, combined with lower impairment charges on loans and advances resulted in a lower annualised loan loss rate of 71bps (2011 Full Year: 77bps)

. Further detail can be found in the Retail Credit Risk and Wholesale Credit Risk sections on pages 51 to 57

1 Total credit impairment, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees, see page 48.

2 The loan loss rates for 30 June 2012 have been calculated on an annualised basis. The loan loss rates for 31 December 2011 have been calculated on the twelve months ended 31 December 2011.

Credit Risk

Retail Credit Risk

Retail Loans and Advances at Amortised Cost
As at 30.06.12	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges3	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	122,284	1,403	120,881	2,713	2.2	100	16
Europe RBB1	42,198	721	41,477	1,833	4.3	157	75
Africa RBB	25,591	770	24,821	2,087	8.2	257	202
Barclaycard	31,908	1,890	30,018	2,321	7.3	446	281
Corporate Banking2	1,207	145	1,062	145	12.0	1	17
Wealth and Investment Management	17,715	92	17,623	446	2.5	17	19
Total	240,903	5,021	235,882	9,545	4.0	978	82

As at 31.12.11
UK RBB	120,312	1,623	118,689	3,014	2.5	491	41
Europe RBB1	44,488	684	43,804	1,708	3.8	241	54
Africa RBB	26,363	731	25,632	2,362	9.0	386	146
Barclaycard	31,738	2,069	29,669	2,821	8.9	1,232	388
Corporate Banking2	1,453	188	1,265	182	12.5	49	337
Wealth and Investment Management	16,784	79	16,705	329	2.0	23	14
Total	241,138	5,374	235,764	10,416	4.3	2,422	100

. Overall, gross loans and advances to customers in the retail portfolios remained broadly stable during the first half of 2012 reflecting movements in:

- UK RBB, where a 2% increase primarily reflected growth in home loan balances

- Europe RBB, where a 5% decrease was mainly due to the depreciation in the value of the Euro against Sterling and a strategy to reduce the net funding mismatches to the higher risk Eurozone countries

- Wealth and Investment Management, where a 6% increase mainly reflected growth in collateralised lending to High Net Worth individuals

- Balances in Barclaycard and Africa RBB remained broadly flat

. The loan impairment charge improved 22% to £978m compared with H1 11, mainly as a result of lower charges across UK RBB and Barclaycard businesses with the principal drivers being:

-    UK RBB, primarily due to an improvement in recoveries in Consumer Lending, a one time benefit from refunds of payment protection insurance that increased recoveries in Consumer Lending, and a release of a provision booked in a prior period in home loans for backlogs in litigation, which have now been resolved

- Barclaycard, principally reflecting improved delinquency rates in consumer cards

  This was partially offset by higher charges in:

- Europe RBB where credit impairment charges increased 35% to £157m reflecting deterioration in credit performance in Spain and Portugal as economic conditions continued to worsen

-    Africa RBB, where a 17% increase principally resulted from higher impairment charges in the South African home loan recoveries book. Increased focus on reducing the recoveries portfolio during H1 12 resulted in higher write-offs. Coverage was also increased to account for the lower recoverability of insolvencies, which take longer to foreclose and have a higher cost of foreclosure

. Lower overall impairment charges coupled with stable loan balances led to a fall in the annualised loan loss rate to 82bps (FY 11: 100bps)

  1        Europe RBB includes loans and advances to business customers at amortised cost.

2 Corporate Banking primarily includes retail portfolios in India and UAE.

3 Loan impairment charge as at December 2011 is the charge incurred over the period of 12 months.

Credit Risk

Analysis of Retail Gross Loans & Advances to Customers

As at 30.06.12	Secured Home Loans	Credit Cards, Overdrafts and Unsecured Loans	Other Secured Retail Lending1	Business Lending	Total Retail
	£m	£m	£m	£m	£m
UK RBB	110,004	7,054	-	5,226	122,284
Europe RBB	35,227	4,663	-	2,308	42,198
Africa RBB	18,938	2,671	3,244	738	25,591
Barclaycard	-	28,956	2,952	-	31,908
Corporate Banking	377	555	259	16	1,207
Wealth and Investment Management	7,554	1,794	8,367	-	17,715
Total	172,100	45,693	14,822	8,288	240,903

As at 31.12.11
UK RBB	107,775	7,351	-	5,186	120,312
Europe RBB	37,099	4,994	-	2,395	44,488
Africa RBB	19,691	2,715	3,405	552	26,363
Barclaycard	-	28,557	3,181	-	31,738
Corporate Banking	421	728	284	20	1,453
Wealth and Investment Management	7,120	1,860	7,804	-	16,784
Total	172,106	46,205	14,674	8,153	241,138

Secured home loans and credit cards, overdrafts and unsecured loans are analysed on pages 52 and 54, respectively

Secured Home Loans

. The principal home loan portfolios listed below account for 93% (December 2011: 93%) of total home loans in the Group's retail portfolios

. Total home loans to retail customers remained stable. New lending was also stable to meet customer demand whilst maintaining a broadly stable risk appetite

. Home loans as a proportion of retail gross loans and advances remained broadly unchanged at 71%

Home Loans Principal Portfolios2
As at 30.06.12	Gross Loans and Advances	> 90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%
UK	110,004	0.3	0.5	0.5	14.2
South Africa	16,752	2.8	3.2	6.7	28.9
Spain	13,886	0.7	1.0	1.7	28.7
Italy	15,450	1.0	0.7	1.6	27.5
Portugal	3,747	0.6	1.4	2.4	23.0

As at 31.12.11
UK	107,775	0.3	0.6	0.6	15.3
South Africa	17,585	3.2	3.7	6.9	19.4
Spain	14,918	0.5	0.6	1.6	32.5
Italy	15,935	1.0	0.5	1.3	29.3
Portugal	3,891	0.6	1.1	2.0	15.0

1 Other Secured Retail Lending includes Absa Vehicle and Auto Finance in Africa RBB, FirstPlus in Barclaycard and Investment Leverage portfolio in Wealth and Investment Management.

2 Excluded from the above analysis are: Wealth home loans, which are managed on an individual customer exposure basis, France home loans and other small home loans portfolios.

Credit Risk

. Arrears rates remained steady in the UK as targeted balance growth and better customer affordability continued to be supported by the low base rate environment

.  Arrears rates and gross charge-off rates for South Africa home loans decreased reflecting improvements in portfolio performance. However, increased focus on reducing the recoveries portfolio during H1 12 resulted in higher  write-offs. Coverage was also increased to account for the lower recoverability of insolvencies, which take longer to foreclose and have a higher cost of foreclosure

.  Credit performance of home loans in Europe continued to worsen as economic conditions deteriorated further. In Spain Home Loans, the recoveries impairment coverage ratio decreased partly due to completion of a higher number of foreclosures in process. The overall impairment allowance for the whole book increased by 8% with overall coverage increasing from 63bps to 73bps since December 2011

Home Loans - Distribution of Balances by LTV (Updated Valuations)1

	UK		South Africa		Spain2		Italy		Portugal2
	30.06.12	31.12.11	30.06.12	31.12.11	30.06.12	31.12.11	30.06.12	31.12.11	30.06.12	31.12.11
	%	%	%	%	%	%	%	%	%	%
<=75%	78.3	77.6	60.3	58.8	67.7	72.1	73.1	70.7	44.1	49.0
>75% and <=80%	7.8	7.5	8.8	8.7	6.4	6.6	17.3	16.8	8.8	11.4
>80% and <=85%	5.2	5.3	8.3	8.3	6.1	5.7	7.7	10.2	12.4	13.7
>85% and <=90%	3.2	3.6	6.9	7.2	5.0	4.0	1.1	1.3	11.6	9.4
>90% and <=95%	2.2	2.4	4.7	5.3	3.6	2.6	0.4	0.5	8.7	8.8
>95%	3.4	3.6	10.9	11.7	11.1	9.0	0.5	0.5	14.4	7.7

Marked to market LTV %3	44.3	44.3	45.0	45.2	62.7	60.1	46.5	46.9	73.1	69.6
Average LTV on new mortgages	55.3	54.0	62.9	61.2	62.5	61.3	56.2	59.6	60.6	67.7
New mortgages proportion above 85% LTV	4.8	0.8	33.3	29.9	5.2	1.3	-	-	4.6	5.5

	30.06.12	30.06.11	30.06.12	30.06.11	30.06.12	30.06.11	30.06.12	30.06.11	30.06.12	30.06.11
New mortgages (£m)	7,800	7,600	504	725	115	343	516	1,750	68	275

. Credit quality of the principal home loan portfolios reflected relatively conservative levels of high LTV lending and moderate LTV on existing portfolios

.  During the first half of 2012, using current valuations, the average LTV of principal home loans portfolios remained broadly stable in UK, South Africa and Italy. However, they increased in Spain and Portugal as a result of continued decline in the current value of residential property

.  The increase in average LTV for new mortgage business in the UK was driven by the launch of a 90% LTV product, reflecting an increase in risk appetite on higher LTV lending. The volume in this sector is constrained by risk limits

.  In line with expectations, new lending significantly reduced in the first half of 2012 across Europe home loan portfolios due to lending policy tightening. The average LTV on new mortgages for Spain increased moderately and was within Group approved risk profile. While new mortgages proportion above 85% LTV increased in the first half of 2012, they remain broadly flat on an absolute basis

. In the UK, buy to let mortgages comprised 6% of the total stock (2011: 6%)

1 Excluded from the above analysis are: Wealth home loans, which are managed on an individual customer exposure basis, France home loans and other small home loans portfolios.

2 Spain and Portugal marked to market methodology based on balance weighted approach.

3        Portfolio marked to market based on the most updated valuation and includes recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 30 June
          2012 to calculate the Average MTM Portfolio LTV as at 30 June 2012.

Credit Risk

Credit Cards, Overdrafts and Unsecured Loans

. The principal portfolios listed below account for 83% (December 2011: 82%) of total Credit Cards, Overdrafts and Unsecured Loans in the Group's retail portfolios

Principal Portfolios As at 30.06.12	Gross Loans and Advances	30 Day Arrears	90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%	%
UK cards1,2	14,686	2.7	1.2	5.1	6.3	80.7
US cards3	8,510	2.5	1.2	5.7	3.1	89.3
UK personal loans	5,030	3.0	1.4	5.3	17.7	79.9
Barclays Partner Finance	2,224	2.0	1.0	4.1	6.1	77.5
South Africa cards	1,874	5.1	2.5	4.1	6.0	77.0
Europe RBB cards4	1,616	6.2	2.8	9.2	15.4	91.4
Italy salary advance loans5	1,518	2.0	1.0	8.8	8.0	11.5
South Africa personal loans	1,115	6.7	4.1	8.7	7.3	75.0
UK overdrafts	1,225	5.8	3.8	8.4	16.1	91.8

As at 31.12.11
UK cards1,2	14,692	2.7	1.2	6.2	6.8	85.2
US cards3	8,303	3.1	1.5	7.6	3.5	92.1
UK personal loans	5,166	3.4	1.7	6.5	19.0	82.8
Barclays Partner Finance	2,122	2.4	1.3	4.6	6.3	84.8
South Africa cards	1,816	4.9	2.7	5.5	6.7	72.9
Europe RBB cards4	1,684	5.9	2.6	10.1	13.8	89.5
Italy salary advance loans5	1,629	2.6	1.3	6.3	6.6	11.7
South Africa personal loans	1,164	6.4	3.9	8.3	6.9	72.4
UK overdrafts	1,322	6.0	3.9	9.7	17.5	90.6

.  Total Credit Cards, Overdrafts and Unsecured Loans remained broadly stable with the increase in card portfolios due to acquisitions being offset by decreases in unsecured loans and overdraft portfolios

.  In the first half of 2012, arrears rates improved in the main UK and US portfolios and also in the smaller Italian salary advance loans portfolio. Arrears rates in the European Cards portfolios deteriorated marginally in the same period, reflecting the difficult economic environment. The South African card portfolio deteriorated marginally due to slightly increased risk appetite but performance remains within expectations

.  90 day arrears remained stable at 1.2% (2011: 1.2%) in UK Cards. Arrears improved to 1.2% (2011: 1.5%) in US Cards, reflecting a continued move towards better asset quality and a continued shift in mix to Partner originations, which has historically produced lower delinquencies and losses

1        UK cards includes balances related to the acquired Egg credit card assets, which totalled £1.7bn at acquisition. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.

2 UK cards includes Barclays Branded Card and Partnership Card assets.

3 Risk metrics exclude the impact of the $1.4bn Upromise portfolio acquired in December 2011.

4 Europe RBB cards includes Spain, Portugal and Italy card assets.

5        The recoveries impairment coverage ratio for Italy salary advance loans is lower than other unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers and Barclays is insured in the event of termination of employment or death. Recoveries represent balances where insurance claims are pending that we believe are largely recoverable, hence the lower coverage.

Credit Risk

Retail Forbearance Programmes

Forbearance Programmes on Principal Credit Cards, Overdrafts, Unsecured Loan and Home Loans Portfolios

. Forbearance on the Group's principal portfolios in the US, UK and Europe are presented below

.  The level of forbearance extended to customers in other retail portfolios is not material and, typically, is not a significant factor in the management of customer relationships. However, should forbearance in any of these portfolios become material, they will be added to this disclosure

Principal Portfolios	Gross L&A Subject to Forbearance Programmes	Forbearance Programmes Proportion of Outstanding Balances	Impairment Coverage on Gross L&A Subject to Forbearance Programmes	Marked to Market LTV of Home Loan Forbearance Balances
As at 30.06.12	£m	%	%	%
Home Loans
UK	1,631	1.5	0.8	31.7
Spain	177	1.3	5.4	66.0
Italy	185	1.2	2.3	47.6

Credit Cards, Overdrafts and Unsecured Loans
UK cards1,2	995	6.6	38.0	n/a
UK personal loans	186	3.7	28.5	n/a
US cards	111	1.6	18.5	n/a

As at 31.12.11
Home Loans
UK	1,613	1.5	0.8	31.6
Spain	145	1.0	3.7	67.4
Italy	171	1.1	2.6	46.5

Credit Cards, Overdrafts and Unsecured Loans
UK cards1,2	989	6.5	38.2	n/a
UK personal loans	201	3.8	29.5	n/a
US cards	125	1.7	19.7	n/a

.  Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on the extent of the financial dislocation. Short term solutions focus on temporary reductions to contractual payments and switches from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions are offered, which may also include interest rate concessions

. Loans in forbearance in the principal home loans portfolios increased 3% to £1,993m, mainly due to an increase in Spain home loans

.  Within UK home loans, term extensions account for over 80% of forbearance balances, the majority of the remainder being switches from repayment to interest only. An additional £1.6bn of interest only mortgages have received a term extension since January 2008 but in these cases the contractual monthly payments did not alter. These have not been classified as forbearance in the above analysis

.  In Spain, all forbearance accounts are full account restructures. In Italy, the majority of balances relate to specific schemes required by the Government (e.g. debt relief scheme following the earthquake of 2009) and amendments are weighted towards payment holidays and interest suspensions

. Loans in forbearance in the principal Credit Cards, Overdrafts and Unsecured Loans portfolios decreased 2% to £1,292m

. Impairment allowances against UK cards forbearance decreased, reflecting improved expectations on debt repayment. As a result, the impairment coverage ratio decreased during the first half of 2012

1 UK cards includes Barclays Branded Card and Partnership Card assets.

2       UK cards includes balances related to the acquired Egg credit card assets, which totalled £1.7bn at acquisition. The outstanding acquired balances have been excluded from the recoveries impairment coverage ratio on the basis that the portfolio has been recognised on acquisition at fair value during 2011 (with no related impairment allowance). Impairment allowances have been recognised as appropriate where these relate to the period post acquisition.

Credit Risk

Wholesale Credit Risk

Wholesale Loans and Advances at Amortised Cost1

As at 30.06.12	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	2,844	66	2,778	241	8.5	22	156
Africa RBB	9,952	278	9,674	839	8.4	64	129
Barclaycard2	589	7	582	5	0.8	14	478
Investment Bank3	188,414	2,494	185,920	4,631	2.5	324	35
Corporate Banking	67,034	2,010	65,024	4,117	6.1	417	125
- UK	53,765	433	53,332	1,243	2.3	143	53
- Europe	8,716	1,474	7,242	2,714	31.1	273	630
- Rest of World	4,553	103	4,450	160	3.5	1	4
Wealth and Investment Management	2,441	52	2,389	329	13.5	2	16
Head Office and Other Functions	1,274	18	1,256	34	2.7	1	16
Total	272,548	4,925	267,623	10,196	3.7	844	62

As at 31.12.11
UK RBB	2,743	63	2,680	285	10.4	45	164
Africa RBB	9,729	294	9,435	720	7.4	80	82
Barclaycard2	476	8	468	3	0.6	27	567
Investment Bank3	161,194	2,555	158,639	5,253	3.3	129	8
Corporate Banking	70,268	2,235	68,033	4,312	6.1	1,071	152
- UK	53,668	545	53,123	1,267	2.4	345	64
- Europe	12,576	1,574	11,002	2,876	22.9	699	556
- Rest of World	4,024	116	3,908	169	4.1	27	67
Wealth and Investment Management	2,471	51	2,420	317	12.8	18	73
Head Office and Other Functions	1,958	17	1,941	36	1.8	(2)	nm
Total	248,839	5,223	243,616	10,926	4.4	1,368	55

.  Gross loans and advances to customers and banks increased 10% to £273bn principally as a result of a rise of 17% in the Investment Bank to £188bn. For more detail, see analysis of Investment Bank wholesale loans and advances on page 57

. This was partially offset by a 5% decrease in balances in Corporate Banking primarily in Europe due to the disposal of the Iveco Finance business and a reduction in Spanish exposures

.  The loan impairment charge increased 37% to £844m compared to 30 June 2011 (£617m), reflecting a charge of £324m (2011: £51m release) in Investment Bank, which primarily related to ABS CDO Super Senior positions and higher losses on single name exposures. The increase from the prior year was mostly due to a non-recurring release of £223m in the Investment Bank during 2011

.  Loan impairment charges reduced by 28% in Corporate Banking, principally due to lower impairment charges in Spain reflecting ongoing initiatives to reduce exposure within the property and construction sector

. The higher impairment charge coupled with the higher loan balances resulted in an annualised loan loss rate of 62bps (Full Year 2011: 55bps)

1 Loans and advances to business customers in Europe RBB are included in the Retail Loans and Advances to Customers at Amortised Cost table on page 51.

2 Barclaycard wholesale loans and advances represent corporate credit and charge cards.

3        Investment Bank gross loans and advances include cash collateral and settlement balances of £111bn as at 30 June 2012 and £97.7bn as at 30 June 2011. Excluding these balances CRLs as a proportion of gross loans and advances were 5.98 % and 6.1% respectively.

Credit Risk

Wholesale Forbearance

. Wholesale client relationships are individually managed and lending decisions are made with reference to specific circumstances and on bespoke terms

.  Forbearance occurs when Barclays, for reasons relating to the actual or perceived financial difficulty of an obligor, grants a concession below current Barclays standard terms (e.g. lending criteria that differ from current lending terms), that would not otherwise be considered. This includes all troubled debt restructures granted below our standard rates

. Where a concession is granted that is not a result of financial difficulty and/or is within our current standard terms, the concession would not be considered as forbearance

.  The Group Watchlist (WL)/Early Warning List (EWL) and Forbearance Policy requires that a permanent record is retained of all individual cases of forbearance, and upon granting forbearance the obligor is placed on
     WL/EWL. The obligor then remains on WL/EWL and is flagged as being in forbearance for a minimum of 12 months from the date forbearance is applied

. Impairment is assessed on an individual basis and recognised where relevant impairment triggers have been reached including where customers are in arrears and require renegotiation of terms

.  The control framework includes regular sampling to ensure watch list and impairment policies are enforced as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment

Analysis of Investment Banking Wholesale Loans and Advances at Amortised Cost
As at 30.06.12	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Loans and advances to banks
Interbank lending	15,990	52	15,938	51	0.3	5	6
Cash collateral and settlement balances	29,287	-	29,287	-	-	-	-
Loans and advances to customers
Corporate lending	37,253	515	36,738	1,166	3.1	149	80
Government lending	2,757	-	2,757	-	-	-	-
ABS CDO Super Senior	3,269	1,654	1,615	3,269	100.0	131	806
Other wholesale lending	17,886	273	17,613	145	0.8	39	44
Cash collateral and settlement balances	81,972	-	81,972	-	-	-	-
Total	188,414	2,494	185,920	4,631	2.5	324	35

As at 31.12.11
Loans and advances to banks
Interbank lending	19,655	45	19,610	34	0.2	(5)	(3)
Cash collateral and settlement balances	23,066	-	23,066	-	-	-	-
Loans and advances to customers
Corporate lending	38,326	730	37,596	1,515	4.0	194	51
Government lending	3,276	-	3,276	-	-	-	-
ABS CDO Super Senior	3,390	1,548	1,842	3,390	100.0	6	18
Other wholesale lending	20,840	232	20,608	314	1.5	(66)	(32)
Cash collateral and settlement balances	52,641	-	52,641	-	-	-	-
Total	161,194	2,555	158,639	5,253	3.3	129	8

. Investment Bank wholesale loans and advances increased 17% to £188,414m driven by higher settlement balances offset by a reduction in interbank and other wholesale lending

. Included within corporate lending and other wholesale lending portfolios are £3,270m (2011: £3,204m) of loans backed by retail mortgage collateral classified within financial institutions

Credit Risk

Group Exposures to Eurozone Countries

.  The Group recognises the risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

. Risks associated with a potential partial break-up of the Euro area include:

- Direct credit and market risk exposures arising from potential sovereign default and/or arising from exposures to retail and corporate customers and counterparties within the countries (see below)

- Credit and market risk exposures relating to wholesale and retail customers and counterparties in other Eurozone countries arising as a result of economic slowdown or default (see page 59)

- Indirect exposures relating to credit derivative exposures that reference Eurozone sovereign debt (see page 60)

- Redenomination risk arising on the mismatch in currency funding of local Eurozone balance sheets in the event that one or more countries exit the Euro (see page 60)

.  The Group has performed and continues to perform stress tests to model the event of a break-up of the Eurozone area.  Contingency planning has also been undertaken based on a series of potential scenarios that might arise from an escalation in the crisis. Multiple tests have been run to establish the impact on customers, systems, processes and staff in the event of the most plausible scenario(s). Further tests are planned in H2 2012. Where issues  have been identified, appropriate remedial actions have either been completed or are underway

Direct credit and market risk exposures

.  The following table shows Barclays total exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pages
     62 to 68, and the basis of preparation is on page 61

						Total net on-balance sheet exposure	Off-balance sheet contingent liabilities and commitments
								Total exposure
As at 30.06.12	Sovereign	Financial institutions	Corporate	Residential mortgages	Other retail lending
	£m	£m	£m	£m	£m	£m	£m	£m
Spain	2,207	1,082	5,117	13,645	2,988	25,039	3,244	28,283
Italy	2,551	270	2,500	15,447	2,134	22,902	2,616	25,518
Portugal	588	45	2,415	3,510	1,879	8,437	2,740	11,177
Ireland	211	4,222	1,109	91	105	5,738	1,570	7,308
Cyprus	8	6	130	51	6	201	122	323
Greece	1	1	59	8	19	88	20	108

As at 31.12.11
Spain	2,530	987	5,345	14,654	3,031	26,547	3,842	30,389
Italy	3,493	669	2,918	15,934	2,335	25,349	3,140	28,489
Portugal	810	51	3,295	3,651	2,053	9,860	2,536	12,396
Ireland	244	4,311	977	94	86	5,712	1,582	7,294
Cyprus	15	-	128	51	2	196	127	323
Greece	14	2	67	5	18	106	26	132

. During the first half of 2012 the Group's sovereign exposure to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 22% to £5.6bn

-    Spanish sovereign exposure reduced 13% to £2.2bn due to the disposal of available for sale government bonds, held for the purpose of interest rate hedging and liquidity, which have been replaced by interest rate swaps with alternative counterparties

- Italian sovereign exposure decreased 27% to £2.6bn principally due to a reduction in government bonds held at fair value

- Portuguese sovereign exposure reduced 27% to £0.6bn due to a reduction in government bonds held as available for sale

Credit Risk

.  Italian non-sovereign exposures decreased £1.5bn to £20.4bn, principally due to a £0.5bn decrease in residential mortgages (with an average LTV of 46.5%), and a £0.4bn reduction in exposures to financial institutions

. Ireland exposures remained flat at £5.7bn, with exposure to domestic Irish banks remaining minimal

. Exposure to Cyprus, which received external support for its funding during the period, remained flat at £0.2bn

. Exposure to Greece remains minimal

. Retail lending in Spain, Italy and Portugal decreased 5% to £39.6bn while lending to corporates decreased 13% to £10.0bn reflecting continued prudent risk management of portfolios

Exposures to other Eurozone countries

.  Barclays has net exposures to other Eurozone countries as set out below. The net exposures are shown as they provide the best measure of counterparty credit risk. Exposures to individual countries that are less than £1bn are reported in aggregate under Other

As at 30.06.12	Sovereign	Financial institutions	Corporate	Residential mortgages	Other retail lending	Total net on-balance sheet exposure	Off-balance sheet contingent liabilities and commitments	Total exposure
	£m	£m	£m	£m	£m	£m	£m	£m
France	3,867	4,350	3,432	2,612	267	14,528	6,949	21,477
Germany	1,170	5,377	2,985	26	1,605	11,163	6,457	17,620
Netherlands	2,513	4,646	1,857	16	23	9,055	1,918	10,973
Luxembourg	24	3,104	551	100	91	3,870	760	4,630
Belgium	2,670	88	303	10	4	3,075	1,660	4,735
Austria	675	300	178	5	1	1,159	182	1,341
Other	772	136	91	30	42	1,071	479	1,550

As at 31.12.11
France	4,189	4,969	4,232	2,796	260	16,446	8,121	24,567
Germany	3,444	2,570	2,963	14	1,551	10,542	6,623	17,165
Netherlands	244	4,596	1,807	14	4	6,665	1,899	8,564
Luxembourg	-	2,557	809	103	85	3,554	765	4,319
Belgium	2,033	42	282	10	-	2,367	881	3,248
Austria	134	360	237	5	2	738	119	857
Other	500	50	78	35	43	706	496	1,202

Credit Risk

Credit Derivatives Referencing Eurozone Sovereign Debt

.  The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) primarily for risk management purposes for which the reference asset is government debt. These have the net effect of reducing the Group's exposure in the event of sovereign default

As at 30.06.12	Spain	Italy	Portugal	Ireland	Cyprus	Greece
	£m	£m	£m	£m	£m	£m
Fair value
- Bought	400	541	225	166	1	-
- Sold	(389)	(443)	(218)	(173)	(1)	-
Net derivative fair value	11	98	7	(7)	-	-

Contract notional amount
- Bought	(2,773)	(4,040)	(1,126)	(1,177)	(4)	-
- Sold	2,545	3,621	1,048	1,077	4	-
Net derivative notional amount	(228)	(419)	(78)	(100)	-	-

Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(217)	(321)	(71)	(107)	-	-

. Credit derivatives are arrangements whereby the default risk of an asset (reference asset) is transferred from the buyer to the seller of the protection

. The majority of credit derivatives referencing sovereign assets are bought and sold to support customer transactions and for risk management purposes

.  The contract notional amount represents the value of the reference asset being insured, while the fair value represents the change in the value of the reference asset, adjusted for the credit worthiness of the counterparty providing the protection

. The net derivative notional amount represents a reduction in exposures and should be considered alongside the direct exposures as disclosed in the preceding pages

.  In addition, the Group has indirect sovereign exposure through the guarantee of certain savings and investment funds, which hold a proportion of their assets in sovereign debt. As at 30 June 2012, the net liability in respect of these guarantees was £45m (31 December 2011: £41m)

Eurozone balance sheet funding mismatches

.  Redenomination risk is the risk of financial loss to the Group should one or more countries exit from the Euro, leading to the devaluation of local balance sheet assets and liabilities.  The Group is directly exposed to redenomination risk where there is a mismatch between the level of locally denominated assets and funding

.  Within Barclays, retail banking, corporate banking and wealth activities in the Eurozone are generally booked locally within each country. Locally booked external customer assets and liabilities, primarily loans and advances to customers and customer deposits, are predominantly denominated in Euros. The remaining funding mismatch between local external assets and liabilities is met through local funding secured against customer loans and advances, with any residual mismatch funded through the Group

. Barclays continues to monitor and take mitigating actions to limit the potential impact of the Eurozone volatility on local balance sheet funding

.  During 2012, a series of mitigating actions has been taken to reduce local net funding mismatches including the drawdown of €8.2bn in the European Central Bank's three year LTRO in Spain and Portugal and additional deposit taking in Spain. As a result of these mitigating actions the Group reduced the aggregate net funding mismatch in local balance sheets from £12.1bn to £2.5bn in Spain and from £6.9bn to £3.7bn in Portugal during the six months to 30 June 2012

.  In Italy, where the risk of redenomination is judged to be significantly lower, net funding by the Group as at 30 June 2012 is materially unchanged at £11.9bn compared to 31 December 2011. Collateral is available to support additional secured funding in Italy should the risk of redenomination increase

Credit Risk

.  Direct exposure to Greece is very small with negligible net funding required from Group. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceed total assets

Detailed Eurozone credit exposures tables

Basis of preparation

. Further detail for the Eurozone countries deemed as higher risk and that are the subject of particular market focus is disclosed in the following tables (pages 62 to 68)

.  The following tables are prepared on the same basis as the 2011 Results Announcement and present the direct balance sheet exposure to credit risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate

.  Trading and derivatives balances relate to investment banking activities, principally as market-maker for government bond positions. Positions are held at fair value, with daily movements taken through profit and loss. Assets and liabilities are presented by counterparty type, whereby positions are netted to the extent allowable under IFRS excluding cross border netting for multinational counterparties. Cash collateral is then presented by counterparty to give a net credit exposure

.  Available for sale assets are principally investments in government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities. Balances are reported on a fair value basis, with movements in fair value going through equity

.  Loans and advances held at amortised cost1 comprise: (i) retail lending portfolios, predominantly mortgages secured on residential property; and (ii) corporate lending portfolios, largely reflecting established corporate banking businesses in Spain, Italy and Portugal and investment banking services provided to multinational and large national corporate clients. Settlement balances and cash collateral are excluded from this analysis

.  Sovereign exposures reflect direct exposures to central and local governments2, the majority of which are used for hedging interest rate risk relating to local activities. These positions are being actively replaced by non-government instruments such as interest rate swaps. The remaining portion is actively managed reflecting our role as a leading primary dealer, market-maker and liquidity provider to our clients

. Financial institution and corporate exposures reflect the country of operations of the counterparty (including foreign subsidiaries and without reference to cross-border guarantees)

. Retail exposures reflect the country of residence of retail customers

. Exposures on loans and advances to other geographies including Europe as a whole are set out on page 46

.  Off-balance sheet exposure consists primarily of undrawn commitments and guarantees issued to third parties on behalf of our corporate clients. Information on the terms and potential limitations of such facilities is presented on page 83

1 The Group also enters into reverse repurchase agreements and other similar secured lending, which are fully collateralised.

2       In addition, the Group held cash with the central banks of these countries totalling £0.4bn as at 30 June 2012. Other immaterial balances with central banks are classified within loans to financial institutions.

Credit Risk

Spain	Trading Portfolio			Derivatives				Designated at FV Through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.06.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1,063	(831)	232	67	(67)	-	-	-	232	-
Financial institutions	385	(159)	226	8,327	(7,548)	(779)	-	141	367	221
Corporate	996	(326)	670	393	(81)	-	312	309	1,291	629

				Total as at 31.12.11
	Available for Sale Assets as at 30.06.12
Fair Value through Equity	Cost1	AFS Reserve	Total
	£m	£m	£m	£m
Sovereign	2,084	(158)	1,926	2,468
Financial institutions	495	(28)	467	490
Corporate	5	-	5	2

				Total as at 31.12.11
Held at Amortised Cost	Loans and Advances as at 30.06.12
	Gross	Impairment Allowances	Total
	£m	£m	£m	£m
Sovereign	49	-	49	62
Financial institutions	259	(11)	248	276
Residential mortgages	13,724	(79)	13,645	14,654
Corporate	4,903	(1,082)	3,821	4,714
Other retail lending	3,068	(80)	2,988	3,031

	Total as at 30.06.12	Total as at 31.12.11
Contingent Liabilities and Commitments

	£m	£m
Sovereign	162	188
Financial institutions	17	22
Residential mortgages	14	20
Corporate	2,027	2,510
Other retail lending	1,024	1,102

. Sovereign

- Largely AFS holdings in government bonds

- No impairment and £158m (2011: £51m) cumulative loss held in the AFS reserve

. Financial institutions

- £367m (2011: £221m) held at fair value through profit and loss, predominantly debt securities held by the Investment Bank to support trading and market making activities

- £467m (2011: £490m) AFS assets with £28m (2011: £17m) cumulative loss held in the AFS reserve

. Residential mortgages

- Fully secured on residential property with average marked to market LTV of 62.7% (2011: 60.1%), which is reflected in the CRL coverage of 26% (2011: 28%)

- 90 day arrears rates and annualised loan loss rates have increased above 2011 levels

. Corporate

- £3,821m (2011: £4,714m) net lending to corporates with impairment allowance of £1,082m (2011: £1,187m) and CRL coverage of 54% (2011: 57%)

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Credit Risk

-    Lending to property and construction industry of £1,556m (2011: £1,866m) which is largely secured on real estate collateral, with impairment allowance of £795m (2011: 810m) and CRL coverage of 58% (2011: 49%)

- Balances on early warning lists peaked in September 2009. Portfolio kept under close review and impairment incurred as appropriate

- Corporate impairment in Spain was at its highest level in H1 2010 when commercial property declines were reflected earlier in the cycle

- £368m (2011: £488m) Investment Bank lending to multinational and large national corporates, which continues to perform

. Other retail lending

- £1,045m (2011: £1,115m) credit cards and unsecured loans. Early and late cycle arrears rates and charge-off rates in credit cards and unsecured loans were stable in the first half of 2012

- £1,542m (2011: £1,529m) lending to small and medium enterprises (SMEs), largely secured against commercial property

. Contingent liabilities and commitments of £2,027m (2011: £2,510m) to corporate customers and £1,024m (2011: £1,102m) principally to undrawn facilities to SMEs and undrawn credit lines

Italy	Trading Portfolio			Derivatives				Designated at FV through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.06.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,411	(2,102)	309	1,293	(1,004)	-	289	-	598	1,144
Financial institutions	163	(153)	10	6,413	(4,614)	(1,799)	-	119	129	456
Corporate	122	(122)	-	418	(246)	-	172	243	415	171

				Total as at 31.12.11
Fair Value through Equity	Available for Sale Assets as at 30.06.12
	Cost1	AFS Reserve	Total
	£m	£m	£m	£m
Sovereign	2,020	(80)	1,940	2,334
Financial institutions	132	(5)	127	138
Corporate	29	1	30	27

				Total as at 31.12.11
Held at Amortised Cost	Loans and Advances as at 30.06.12
	Gross	Impairment Allowances	Total
	£m	£m	£m	£m
Sovereign	13	-	13	15
Financial institutions	14	-	14	75
Residential mortgages	15,542	(95)	15,447	15,934
Corporate	2,210	(155)	2,055	2,720
Other retail lending	2,325	(191)	2,134	2,335

	Total as at 30.06.12	Total as at 31.12.11
Contingent Liabilities and Commitments

	£m	£m
Financial institutions	13	17
Residential mortgages	60	101
Corporate	1,668	2,034
Other retail lending	875	988

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Credit Risk

. Sovereign

- Largely holdings in government bonds held at fair value

- £309m (2011: £566m) trading portfolio and £1,940m (2011: £2,334m) AFS assets with £80m (2011: £123m) cumulative loss held in the AFS reserve

. Financial institutions

-    Predominantly investments in debt securities, including £127m (2011: £138m) AFS assets and £10m (2011: £287m) trading portfolio, the majority held by the Investment Bank to support trading and market making activities

. Residential mortgages

- Fully secured on residential property with average marked to market LTVs of 46.5% (2011: 46.9%)

- 90 day arrears rates were stable in H1 12

- The CRL coverage of 23% (2011: 25%) reflects the above

. Corporate

- Focused on large corporate clients with very limited exposure to property sector

- Balances in early warning lists broadly stable since December 2011

- Majority of exposures categorised as Strong or Satisfactory

. Other retail lending

-    £1,503m (2011: £1,615m) Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). Arrears rates on salary loans improved in H1 12 while charge-off rates deteriorated in the same period

- £432m (2011: £483m) credit cards and other unsecured loans. While arrears rates have marginally deteriorated, the charge-off rates have improved within the cards portfolio

. Contingent liabilities and commitments of £1,668m (2011: £2,034m) to corporate customers and £875m (2011: £988m) principally undrawn credit card lines

Credit Risk

Portugal	Trading Portfolio			Derivatives				Designated at FV through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.06.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	64	(64)	-	262	(262)	-	-	-	-	69
Financial institutions	16	(4)	12	293	(293)	-	-	-	12	11
Corporate	47	(23)	24	454	(212)	(4)	238	-	262	328

				Total
Fair Value through Equity	Available for Sale Assets as at 30.06.12			as at
	Cost1	AFS Reserve	Total	31.12.11
	£m	£m	£m	£m
Sovereign	606	(56)	550	716
Financial institutions	2	-	2	2
Corporate	536	(2)	534	677

				Total as at 31.12.11
Held at Amortised Cost	Loans and Advances as at 30.06.12
	Gross	Impairment Allowances	Total
	£m	£m	£m	£m
Sovereign	38	-	38	25
Financial institutions	31	-	31	38
Residential mortgages	3,534	(24)	3,510	3,651
Corporate	1,849	(230)	1,619	2,290
Other retail lending	2,047	(168)	1,879	2,053

	Total as at 30.06.12	Total as at 31.12.11
Contingent Liabilities and Commitments

	£m	£m
Sovereign	4	3
Financial institutions	8	3
Residential mortgages	39	52
Corporate	1,240	1,101
Other retail lending	1,449	1,377

. Sovereign

- Largely AFS government bonds

- No impairment and £56m (2011: £159m) cumulative loss held in the AFS reserve

. Residential mortgages

- Fully secured on residential property with average marked to market LTVs of 73.1% (2011: 69.6%)

- CRL coverage of 21% (2011: 14%)

. Corporate

- Net loans and advances of £1,619m (2011: £2,290m), which includes exposures to the property and construction sectors of £306m (2011: £541m) secured, in part, on real estate collateral

- CRL coverage of 45% (2011: 44%), reflecting a total of £512m (2011: £443m) CRLs and an impairment allowance of £230m (2011: £194m)

-    Commercial paper of £534m (2011: £677m) held as AFS assets at fair value with identified impairment of £11m (2011: £8m). These assets are typically of short term maturity and, reflecting local business practice, are issued by corporate customers in place of overdraft facilities

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Credit Risk

. Other retail lending

- £988m (2011: £1,052m) credit cards and unsecured loans. During the first half of 2012, arrears rates in cards portfolio rose while charge-off rates improved marginally

- £645m (2011: £739m) of lending to small and medium enterprises, largely secured against commercial property

- CRL coverage of 65% (2011: 78%) and reflects the level of exposure to credit cards and unsecured loans

. Contingent liabilities and commitments of £1,240m (2011: £1,101m) to corporate customers and £1,449m (2011: £1,377m) principally undrawn facilities to SME and undrawn credit card lines

Ireland	Trading Portfolio			Derivatives				Designated at FV through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.06.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	20	(20)	-	-	-	-	-	-	-	39
Financial institutions	1,308	(43)	1,265	4,421	(4,170)	(251)	-	530	1,795	1,561
Corporate	119	(38)	81	248	(77)	(80)	91	66	238	52

				Total
Fair Value through Equity	Available for Sale Assets as at 30.06.12			as at
	Cost1	AFS Reserve	Total	31.12.11
	£m	£m	£m	£m
Sovereign	216	(5)	211	205
Financial institutions	54	(25)	29	249
Corporate	3	-	3	-

				Total as at 31.12.11
Held at Amortised Cost	Loans and Advances as at 30.06.12
	Gross	Impairment Allowances	Total
	£m	£m	£m	£m
Financial institutions	2,556	(158)	2,398	2,501
Residential mortgages	99	(8)	91	94
Corporate	889	(21)	868	925
Other retail lending	105	-	105	86

	Total as at 30.06.12	Total as at 31.12.11
Contingent Liabilities and Commitments

	£m	£m
Financial institutions2	548	702
Corporate	1,013	872
Other retail lending	9	8

. Sovereign

- £211m AFS (2011: £205m) with £5m (2011: £10m) cumulative loss held in the AFS reserve

. Financial institutions

- Exposure focused on financial institutions with investment grade credit ratings

- Exposure to Irish banks amounted to £82m (2011: £58m)

- £0.9bn (2011: £1.3bn) of loans relate to issuers domiciled in Ireland whose principal business and exposures are outside of Ireland

1        'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

2 The comparative figure has been restated following the re-designation of counterparties from the year end.

Credit Risk

. Corporate

- £868m (2011: £925m) net loans and advances, including a significant proportion to other multinational entities domiciled in Ireland, whose principal businesses and exposures are outside of Ireland

- The portfolio continues to perform and has not been impacted materially by the decline in the property sector

. Other lending of £196m (2011: £180m), including £91m (2011: £94m) secured on residential property

. Contingent liabilities and commitments of 1,013m (2011: £872m) to corporate customers

Greece	Trading Portfolio			Derivatives				Designated at FV through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.06.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	-	-	-	-	-	-	-	-	-	8
Financial institutions	1	-	1	917	(54)	(863)	-	-	1	2
Corporate	2	-	2	-	-	-	-	-	2	3

Fair Value through Equity	Available for Sale Assets as at 30.06.12			as at
	Cost1	AFS Reserve	Total	31.12.11
	£m	£m	£m	£m
Sovereign	1	-	1	6

Held at Amortised Cost	Loans and Advances as at 30.06.12
	Gross	Impairment Allowances	Total
	£m	£m	£m	£m
Residential mortgages	8	-	8	5
Corporate	57	-	57	64
Other retail lending	28	(9)	19	18

Contingent Liabilities and Commitments	Total as at 30.06.12	Total as at 31.12.11

	£m	£m
Financial institutions	-	1
Corporate	3	3
Other retail lending	17	22

Credit Risk

Cyprus	Trading Portfolio			Derivatives				Designated at FV through P&L
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total as at 30.06.12	Total as at 31.12.11
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	1	-	1	-	-	-	-	-	1	-
Financial institutions	6	-	6	59	(30)	(29)	-	-	6	-
Corporate	-	-	-	28	(8)	(5)	15	-	15	11

				Total as at 31.12.11
Held at Amortised Cost	Loans and Advances as at 30.06.12
	Gross	Impairment Allowances	Total
	£m	£m	£m	£m
Sovereign	7	-	7	15
Residential mortgages	51	-	51	51
Corporate	130	(15)	115	117
Other retail lending	6	-	6	2

	Total	Total
Contingent Liabilities and Commitments	as at	as at
	30.06.12	31.12.11
	£m	£m
Residential mortgages	1	-
Corporate	101	107
Other retail lending	20	20

Credit Risk

Investment Bank Credit Market Exposures1

					Half Year Ended 30.06.12
	As at 30.06.12	As at 31.12.11	As at 30.06.12	As at 31.12.11	Fair Value (Losses)/ Gains and Net Funding	Impairment Release/ (Charge)	Total (Losses)/ Gains
US Residential Mortgages	$m	$m	£m	£m	£m	£m	£m
ABS CDO Super Senior	2,535	2,844	1,615	1,842	(14)	(131)	(145)
US sub-prime and Alt-A2	1,621	2,134	1,033	1,381	52	(9)	43

Commercial Mortgages
Commercial real estate loans and properties	6,655	8,228	4,240	5,329	81	-	81
Commercial Mortgaged Backed Securities2	1,208	1,578	770	1,022	54	-	54
Monoline protection on CMBS	10	14	6	9	-	-	-

Other Credit Market
Leveraged Finance3	6,090	6,278	3,880	4,066	(28)	7	(21)
SIVs, SIV -Lites and CDPCs	-	9	-	6	(1)	-	(1)
Monoline protection on CLO and other	1,351	1,729	861	1,120	(47)	-	(47)
CLO and Other assets2	450	596	287	386	44	-	44

Total	19,920	23,410	12,692	15,161	141	(133)	8

. Investment Bank credit market exposures arose before the market dislocation in mid-2007 and now primarily relate to commercial real estate and leveraged finance

.  Credit market exposures decreased by £2,469m to £12,692m, reflecting net sales and paydowns and other movements of £2,221m, foreign exchange movements of £256m, offset by net fair value gains and impairment charges of £8m. Net sales, paydowns and other movements of £2,221m included:

- £1,020m of commercial real estate loans and properties including sale of 100% stake in Archstone for £857m ($1,338m)

- £362m US sub-prime and Alt-A

- £290m commercial mortgage-backed securities

- £193m monoline protection on CLO and other

- £161m leveraged finance, primarily relating to one counterparty

. Barclays has entered into an agreement to sell Baubecon, a real estate portfolio, for approximately €1.2bn (£1bn) with completion expected in Q3 2012

1 As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

2       Collateral assets of £1,695m (31 December 2011: £2,272m) previously underlying the Protium loan are now included within the relevant asset classes as the assets are now managed alongside similar credit market exposures.  These assets comprised:  US sub-prime and Alt-A £679m (31 December 2011:  £965m), commercial mortgage-backed securities £729m (31 December 2011: £921m), CLO and Other assets £287m
         (31 December 2011: £386m).

3 Includes undrawn commitments of £201m (31 December 2011: £180m).

Market Risk

Analysis of Investment Bank's Market Risk Exposure

.  Investment Bank uses Daily Value at Risk (DVaR) as one of the measures for trading market risk management. The calculation is based on historical simulation of the most recent two years of data and is monitored daily. For internal risk management purposes DVaR is calculated at a 95% confidence interval

. Market risk appetite is reviewed and approved by the Board Risk Committee at least annually

	Half Year Ended 30.06.12			Half Year Ended 31.12.11			Half Year Ended 30.06.11
DVaR (95%)	Daily Avg	High1	Low1	Daily Avg	High1	Low1	Daily Avg	High1	Low1
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	13	22	8	13	21	7	22	47	11
Spread risk	38	68	28	56	69	32	33	49	25
Commodity risk	6	9	4	10	14	7	14	18	9
Equity risk	10	17	6	16	30	9	21	34	11
Foreign exchange risk	6	10	3	5	8	2	4	7	2
Diversification effect	(31)	na	na	(35)	na	na	(46)	na	na
Total DVaR	42	75	29	65	88	48	48	71	33

Expected shortfall2	53	91	36	81	113	58	60	97	43

3W3	86	138	52	137	202	98	104	176	67

. Investment Bank's average total DVaR for H1 12 was 35% lower than H2 11. The decrease in total DVaR was primarily due to reductions in Spread, Equity and Commodity risk

. Average Expected Shortfall and 3W, measures of tail risk, were both lower than 2011. The reduction in risk measures reflects a more cautious risk profile in 2012

1        The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

2 The average of all one day hypothetical losses beyond the 95% confidence level DVaR.

3 The average of the three largest one day estimated losses.

Statement of Directors' Responsibilities

The Directors confirm to the best of their knowledge that the condensed consolidated interim financial statements set out on pages 9 to 13 and 73 to 90 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 namely:

.  An indication of important events that have occurred during the six months ended 30 June 2012 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

. Material related party transactions in the six months ended 30 June 2012 and any material changes in the related party transactions described in the last Annual Report

On behalf of the Board

Marcus Agius                                                                                                                                      Chris Lucas

Chairman                                                                                                                                                Group Finance Director

Independent Auditors' Review Report to Barclays PLC

Introduction

We have been engaged by Barclays PLC to review the condensed set of consolidated interim financial statements in the interim results announcement for the six months ended 30 June 2012, which comprises the condensed consolidated income statement on page 9, condensed consolidated statement of profit or loss and other comprehensive income on page 10, condensed consolidated balance sheet on page 11, condensed consolidated statement of changes in equity on page 12, condensed consolidated cash flow statement on page 13 and related notes on pages 73 to 90. We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Directors' Responsibilities1,2

The interim results announcement is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim results announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in the 'Accounting Policies' section, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial statements included in this interim results announcement have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the interim results announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30 June 2012 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants London,
United Kingdom
26 July 2012

1        The maintenance and integrity of the Barclays website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

2 Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Financial Statement Notes

1.    Basis of preparation

The Results Announcement has been prepared in accordance with IAS 34 Interim Financial Reporting, using the same accounting policies and methods of computation as those used in the 2011 Annual Report.

There have been no accounting developments since those disclosed in the 2011 Annual Report that are expected to have a material impact on the Group's 2012 results. There have been and are expected to be a number of significant changes to the Group's financial reporting after 2012 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

Effective from 1 January 2013:

.  From 1 January 2013, the Group will adopt IAS 19 Employee Benefits revised. The main impact of the revision is the removal of the ability to defer actuarial gains and losses as part of its pension assets and liabilities. The
     Group will also include changes in net pension liabilities or assets that do not arise from regular cost, interest (on the net pension liabilities or assets) or contributions, within Other Comprehensive Income. Details of the financial and capital impact of these changes are detailed in note 15, page 81

.  IFRS 10 Consolidated Financial Statements will require the Group to apply different criteria to determine the entities that are included in the Group's consolidated financial statements. It is not yet possible to estimate the financial effects of adopting the standard

Effective from 1 January 2015:

.  IFRS 9 Financial Instruments will change the classification and therefore the measurement of its financial assets, the calculation of impairment and hedge accounting. In addition to these changes, the portion of gains and losses arising from changes in the Group's credit rating included in changes in the value of the Group's issued debt securities held at fair value through profit or loss will be included in other comprehensive income rather than the income statement. The proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects.

For more information on the changes, refer to the Barclays 2011 Annual Report.

Going Concern

The Group's business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management and Risk Management sections.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future.  For this reason, they continue to adopt the going concern basis for preparing accounts.

2. Net Interest Income
	Half Year	Half Year	Half Year
	Ended	Ended	Ended
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Cash and balances with central banks	169	206	186
Available for sale financial investments	1,683	1,029	1,108
Loans and advances to banks	185	192	158
Loans and advances to customers	8,471	8,681	8,590
Other	178	285	154
Interest income	10,686	10,393	10,196

Deposits from banks	(171)	(221)	(145)
Customer accounts	(1,864)	(1,494)	(1,032)
Debt securities in issue	(1,583)	(1,711)	(1,813)
Subordinated liabilities	(817)	(910)	(903)
Other	(139)	(45)	(114)
Interest expense	(4,574)	(4,381)	(4,007)

Net interest income	6,112	6,012	6,189

Financial Statement Notes

3.   Staff Costs

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Current year bonus accrual1	539	99	856
Deferred bonus charge	655	537	458
Sales commissions, commitments and other incentives1	228	243	334
Performance costs	1,422	879	1,648
Salaries	2,991	3,113	3,164
Non-performance employee share plans	57	100	67
Social security costs2	369	316	400
Post retirement benefits	315	380	347
Total compensation costs	5,154	4,788	5,626

Bank payroll tax	17	38	38
Other3	298	471	446
Non compensation costs	315	509	484

Total Staff costs	5,469	5,297	6,110

Total employees
Full time equivalent	139,000	141,100	146,100

. Total staff costs reduced 10% to £5,469m, principally reflecting reductions in the current year bonus accrual and salaries, partially offset by the increased impact of prior year deferrals

.  No awards have yet been granted in relation to the 2012 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements

. Group performance costs reduced 14% to £1,422m, compared to a 13% increase in adjusted profit before tax

- The Group compensation: income ratio4 reduced to 33% (Full Year 2011: 37%; Half Year 2011: 37%)

- The deferred bonus charge increased 43% to £655m, principally reflecting the increased levels of deferrals relating to the 2011 bonus pool

. Investment Bank performance costs reduced 19% to £1,028m, compared to a 2% decrease in profit before tax

- Investment Bank compensation: income ratio reduced to 39% (Full Year 2011: 47%; Half Year 2011: 45%)

- Performance costs included a deferred bonus charge of £597m (2011: £432m)

. The expected charge relating to future periods for bonus awards granted but not yet expensed as at 30 June 2012 was £1.4bn (31 December 2011: £2.0bn)

.  Salaries decreased 5% to £2,991m in line with the 5% reduction in total employees to 139,000. This reduction primarily related to restructuring activity in Europe RBB, Africa RBB and Corporate Banking outside of the UK

1 The total current year bonus cost for 2011 included £57m over accrual for the full year.

2 Includes social security costs relating to salaries, bonuses and other incentives.

3 Includes staff training, redundancy and recruitment.

4 Total compensation costs divided by total adjusted income net of insurance claims.

4

Financial Statement Notes

4.  Administration and General Expenses

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Property and equipment	892	856	907
Outsourcing and professional services	1,023	971	898
Operating lease rentals	307	335	324
Marketing, advertising and sponsorship	257	323	262
Subscriptions, publications, stationery and communications	367	364	376
Travel and accommodation	157	168	160
Other administration and general expenses	468	209	191
Impairment of property, equipment and intangible assets	3	6	6
Administration and general expenses	3,474	3,232	3,124

Administration and general expenses increased 11% to £3,474 (2011: £3,124m) reflecting the higher regulatory costs and the £290m penalty relating to the industry wide investigation into the setting of interbank offered rates which is included within Other administration and general expenses.

5.            UK Bank Levy

UK legislation was enacted in July 2011 to introduce an annual bank levy, which is calculated by reference to the Group's year end liabilities. The levy resulted in an additional operating expense of £325m for the year ended 31 December 2011. The total cost for 2012 is expected to be approximately £360m, all of which is due to be recognised on 31 December 2012 in accordance with IFRS.

6.           Tax

The tax charge for H1 12 was £279m (2011: £661m) representing an effective tax rate of 36.8% (2011: 25.0%). The increase in the effective tax rate compared to 2011 reflects the recognition in 2011 of previously unrecognised deferred tax assets in the US branch of Barclays Bank PLC.

The effective tax rate for both periods differs from the UK tax rate of 24.5% (2011: 26.5%) because of non taxable gains and income, the effect of profits and losses outside of the UK being taxed at local statutory tax rates that are different to the UK statutory tax rate, non-creditable taxes and non-deductible expenses, and in H1 11, the impact of recognising deferred tax assets previously unrecognised.

	Assets			Liabilities
Current and Deferred Tax Assets and Liabilities	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
	£m	£m	£m	£m	£m	£m
Current tax	266	374	265	(353)	(1,397)	(487)
Deferred tax	2,978	3,010	2,742	(1,024)	(695)	(613)
Total	3,244	3,384	3,007	(1,377)	(2,092)	(1,100)

The deferred tax asset of £2,978m (31 December 2011: £3,010m) mainly relates to amounts in the Barclays Group US Inc. tax group, the US Branch of Barclays Bank Plc and the Spanish tax group. As at 30 June 2012, the deferred tax asset in the Spanish tax group is recoverable, as supported by the latest business forecasts updated for the current economic environment in Spain. The asset has reduced to £608m (31 December 2011: £696m) reflecting a lower anticipated tax recovery rate.

Financial Statement Notes

7. Non-controlling Interests
	Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.12	31.12.11	30.06.11	30.06.12	31.12.11	30.06.11
	£m	£m	£m	£m	£m	£m
Barclays Bank PLC Issued:
- Preference shares	232	234	231	5,942	5,929	5,948
- Reserve Capital Instruments (RCIs)	-	12	34	-	-	529
- Upper Tier 2 instruments	2	2	1	589	586	586
Absa Group Limited	154	204	197	2,842	2,861	3,110
Other non-controlling interests	22	7	22	112	231	244
Total	410	459	485	9,485	9,607	10,417

RCIs with a nominal value of $1.25bn and $0.75bn were redeemed at Barclays option in June and December 2011 respectively.

8. Earnings Per Share
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Profit attributable to equity holders of the parent	70	1,509	1,498
Dilutive impact of convertible options	-	2	(2)
Profit attributable to equity holders of the parent including dilutive impact of convertible options	70	1,511	1,496
Impact of adjusting items1	2,589	(525)	839
Adjusted Profit attributable to equity holders of the parent including dilutive impact of convertible options	2,659	986	2,335
Basic weighted average number of shares in issue2	12,215m	11,976m	11,938m
Number of potential ordinary shares	317m	511m	651m
Diluted weighted average number of shares	12,532m	12,487m	12,589m

Basic earnings per ordinary share	0.6p	12.6p	12.5p
Diluted earnings per ordinary share	0.6p	12.1p	11.9p
Adjusted earnings per ordinary share	21.8p	8.2p	19.6p

9.           Dividends on Ordinary Shares

It is Barclays policy to declare and pay dividends on a quarterly basis. The first interim cash dividend for 2012 of 1p per share was paid on 8 June 2012. The Board has decided to pay on 7 September 2012, a second dividend for 2012 of 1p per ordinary share to shareholders on the share register on 10 August 2012, making a total for the first half of 2012 of 2p (2011: 2p).

	Half Year Ended 30.06.12		Half Year Ended 31.12.11		Half Year Ended 30.06.11
Dividends Paid During the Period	Per Share	Total	Per Share	Total	Per Share	Total
	Pence	£m	Pence	£m	Pence	£m
Final dividend paid during period	3.0p	366	-	-	2.5p	298
Interim dividends paid during period	1.0p	122	2.0p	241	1.0p	121

For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the interim dividend on 7 September 2012 to ADR holders on the record at close of business on 10 August 2012.

1        Adjusted performance measures exclude the impact of own credit, gains on debt buy-backs, impairment and gain/(loss)on disposal of BlackRock investment, provision for PPI redress, provision for interest rate hedging products redress, goodwill impairment and  (losses) on acquisitions and disposals as detailed on page 8.  The tax impact of these items is a charge of £879m (H2 11: credit of £845m; H1 11: charge of £242m).

2 The number of basic weighted average number of shares excludes Treasury shares held in employee benefit trusts for trading.

Financial Statement Notes

10. Derivative Financial Instruments
	Contract Notional Amount	Fair Value
As at 30.06.12		Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	5,067,266	58,663	(63,369)
Interest rate derivatives	38,549,480	374,353	(357,665)
Credit derivatives	1,926,860	48,100	(46,539)
Equity and stock index and commodity derivatives	1,504,099	31,582	(34,917)
Derivative assets/(liabilities) held for trading	47,047,705	512,698	(502,490)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	210,141	2,760	(1,414)
Derivatives designated as fair value hedges	133,581	2,121	(3,388)
Derivatives designated as hedges of net investments	10,246	106	(59)
Derivative assets/(liabilities) designated in hedge accounting relationships	353,968	4,987	(4,861)

Total recognised derivative assets/(liabilities)	47,401,673	517,685	(507,351)

As at 31.12.11
Foreign exchange derivatives	4,452,874	63,822	(67,280)
Interest rate derivatives	35,541,980	372,570	(357,440)
Credit derivatives	1,886,650	63,312	(61,348)
Equity and stock index and commodity derivatives	1,214,487	35,602	(38,484)
Derivative assets/(liabilities) held for trading	43,095,991	535,306	(524,552)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	157,149	2,150	(1,726)
Derivatives designated as fair value hedges	74,375	1,447	(1,238)
Derivatives designated as hedges of net investments	12,010	61	(394)
Derivative assets/(liabilities) designated in hedge accounting relationships	243,534	3,658	(3,358)

Total recognised derivative assets/(liabilities)	43,339,525	538,964	(527,910)

As at 30.06.11
Foreign exchange derivatives	3,965,712	54,186	(57,176)
Interest rate derivatives	37,739,893	238,645	(220,854)
Credit derivatives	2,085,191	45,883	(44,169)
Equity and stock index and commodity derivatives	1,268,250	39,090	(41,907)
Derivative assets/(liabilities) held for trading	45,059,046	377,804	(364,106)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	164,846	891	(848)
Derivatives designated as fair value hedges	98,245	1,077	(1,116)
Derivatives designated as hedges of net investments	15,405	82	(466)
Derivative assets/(liabilities) designated in hedge accounting relationships	278,496	2,050	(2,430)

Total recognised derivative assets/(liabilities)	45,337,542	379,854	(366,536)

The fair value of gross derivative assets decreased by 4% to £518bn (31 December 2011: £539bn) reflecting the impact of optimisation initiatives to reduce gross derivative exposures, and the tightening of credit spreads, offset by decreases in the major forward curves.

Derivative asset exposures would be £477bn (31 December 2011: £492bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. Derivative liabilities would be £463bn (31 December 2011: £478bn) lower reflecting counterparty netting and collateral placed.

Financial Statement Notes

11.         Financial Instruments Held at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based on
	Quoted Market Prices	Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.12	£m	£m	£m	£m
Trading portfolio assets	71,695	86,130	8,475	166,300
Financial assets designated at fair value	9,469	28,919	7,540	45,928
Derivative financial assets	1,902	507,126	8,657	517,685
Available for sale assets	31,377	34,571	2,974	68,922
Total Assets	114,443	656,746	27,646	798,835

Trading portfolio liabilities	(25,387)	(26,251)	(109)	(51,747)
Financial liabilities designated at fair value	(51)	(92,002)	(2,802)	(94,855)
Derivative financial liabilities	(1,887)	(498,776)	(6,688)	(507,351)
Total Liabilities	(27,325)	(617,029)	(9,599)	(653,953)

As at 31.12.11
Trading portfolio assets	61,530	81,449	9,204	152,183
Financial assets designated at fair value	4,179	24,091	8,679	36,949
Derivative financial assets	2,550	525,147	11,267	538,964
Available for sale assets	30,857	34,761	2,873	68,491
Total Assets	99,116	665,448	32,023	796,587

Trading portfolio liabilities	(26,155)	(19,726)	(6)	(45,887)
Financial liabilities designated at fair value	(39)	(84,822)	(3,136)	(87,997)
Derivative financial liabilities	(2,263)	(517,066)	(8,581)	(527,910)
Total Liabilities	(28,457)	(621,614)	(11,723)	(661,794)

As at 30.06.11
Trading portfolio assets	53,259	117,703	10,837	181,799
Financial assets designated at fair value	5,875	22,304	10,943	39,122
Derivative financial assets	3,001	368,690	8,163	379,854
Available for sale assets	44,945	34,139	2,753	81,837
Total Assets	107,080	542,836	32,696	682,612

Trading portfolio liabilities	(36,919)	(40,282)	(7)	(77,208)
Financial liabilities designated at fair value	(100)	(88,862)	(3,511)	(92,473)
Derivative financial liabilities	(2,424)	(358,930)	(5,182)	(366,536)
Total Liabilities	(39,443)	(488,074)	(8,700)	(536,217)

Financial Statement Notes

11.         Financial Instruments Held at Fair Value (continued)

There were no material transfers between Level 1 and Level 2 during the period.

The significant movements in the Level 3 positions during the period ended 30 June 2012 are as follows:

. Purchases of £3.7bn primarily comprising £1.7bn in non asset backed debt instruments, £0.6bn in asset backed products, £0.4bn in commercial real estate loans and £0.1bn in equity products

. Sales of £4.3bn primarily comprising £1.4bn of non asset backed debt instruments, £0.9bn in private equity, £0.7bn of asset backed products and £0.1bn of commercial real estate loans

. Settlements of £1bn including £0.3bn on commercial real estate loans, £0.3bn on other loans, £0.2bn on non asset backed debt instruments, £0.1bn on FX products and £0.1bn on interest rate products

. Net transfers out of £0.4bn, primarily comprising transfers of credit products, interest rate products and non asset backed debt instruments, for which fair values have become more observable

Net losses on the fair value of Level 3 assets recognised in the income statement totalled £0.6bn (30 June 2011: loss of £0.3bn)

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Opening balance	117	146	137
Additions	35	68	25
Amortisation and releases	(8)	(97)	(16)
Closing balance	144	117	146

As part of our risk management processes stress tests on the significant unobservable parameters are applied to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £1.5bn (2011: £2.0bn) or to decrease the fair values by up to £1.6bn (2011: £2.1bn) with substantially all the potential effect being recorded in the income statement rather than equity. It is not possible to reliably stress the £1.9bn receivable included within Level 3 assets arising from the Lehman acquisition since its value is dependent in large part on the outcome of legal proceedings. Further detail is provided in note 19.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varies according to the quality of the data and variability of underlying markets.

Financial Statement Notes

12. Goodwill and Intangible Assets
	As at	As at	As at
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Goodwill	5,295	5,305	6,107
Intangible assets	2,566	2,541	2,434
Total	7,861	7,846	8,541

Goodwill principally comprised £3,144m held in UK RBB (31 December 2011: £3,145), £922m in Africa RBB (31 December 2011: £947m), £529m in Barclaycard (31 December 2011: £505m) and £391m in Wealth and Investment Management (31 December 2011: £391m).

Goodwill is reviewed for indicators of impairment quarterly and tested for impairment on an annual basis by comparing the carrying value to its recoverable amount. There has been no goodwill impairment during 2012. Impairment charges of £597m were recognised during 2011 against goodwill in FirstPlus and Spain.

13. Subordinated Liabilities
	As at	As at	As at
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Opening balance as at 1 January	24,870	28,499	28,499
Issuances	-	880	880
Redemptions	(2,153)	(5,116)	(2,434)
Other	(628)	607	(159)
Total dated and undated subordinated liabilities as at period end	22,089	24,870	26,786

During the six months ended 30 June 2012 redemptions comprised: Callable Floating Rate Subordinated Notes 2017 ($1,500m) of £946m and (€1,500m) of £1,200m and other redemptions of £7m. There were no new issuances during 2012.

14. Provisions
	As at	As at	As at
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Redundancy and restructuring	163	216	317
Undrawn contractually committed facilities and guarantees	222	230	219
Onerous contracts	107	116	67
Payment Protection Insurance redress	406	565	998
Interest rate hedging product redress	450	-	-
Litigation	187	140	117
Sundry provisions	316	262	356
Total	1,851	1,529	2,074

Payment protection insurance redress

Following the conclusion of the Judicial Review, a provision for PPI redress of £1bn was raised in Q2 11 based on FSA guidelines and industry experience in resolving such claims. In early 2012 Barclays observed an increase in PPI claim volumes and consequently, a further £0.3bn was provided in Q1 12.  As of 30 June 2012, £0.9bn of the total £1.3bn had been utilised leaving a residual provision of £0.4bn.

As previously disclosed, the provision calculations are based on a number of assumptions, many of which remain subjective. The most significant assumption continues to be customer claims volumes, which remain unpredictable, although have recently been trending downwards.  Based upon the review of experience to date, the remaining provision is considered the best estimate to cover expected future settlements. It is possible the eventual outcome may differ from the current management estimates.

Financial Statement Notes

14.       Provisions (continued)

Interest rate hedging product redress

On 29 June 2012, the FSA announced that it had reached agreement with a number of UK banks (including Barclays) in relation to a review and redress exercise to be carried out in respect of interest rate hedging products sold to small and medium sized enterprises.  A provision of £450m, reflecting £350m for the costs of redress and £100m to reflect the widening of credit spreads since the original products were entered into (and which we expect to unwind over the life of the new arrangements), has been recognised.  The ultimate cost of this exercise is uncertain and the provision is based on a number of initial estimates relating to the appropriate implementation of the agreement.  These estimates primarily relate to the number of customers that will be subject to the review, and to the extent and nature of any redress payable.  In this context, the appropriate provision level will be kept under ongoing review.

15.         Retirement Benefits

The Group's IAS 19 pension deficit across all schemes as at 30 June 2012 was £1.3bn (31 December 2011: £0.2bn). This reflects net recognised assets of £2.0bn (31 December 2011: £1.5bn) and unrecognised actuarial losses of £3.2bn (31 December 2011: £1.7bn). The net recognised assets comprised retirement benefit assets of £2.5bn (31 December 2011: £1.8bn) and liabilities of £0.5bn (31 December 2011: £0.3bn).

The Group's main scheme is the UK Retirement Fund (UKRF). As at 30 June 2012, the UKRF had £2.2bn assets recognised on the balance sheet (31 December 2011: £1.7bn) and on an IAS 19 basis the scheme liabilities exceeded the assets by £0.7bn (31 December 2011: surplus of £0.3bn). The most significant reason for the change in the IAS 19 position was a reduction in the net discount rate, driven by falls in AA corporate bond yields, partially offset by the deficit contribution paid over in the year.

The latest triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2010, and showed a deficit of £5.0bn. The Bank and Trustee agreed a funding plan to eliminate the deficit in the fund. As part of this plan, deficit contributions of £1.8bn were paid to the fund in December 2011 and a further £0.5bn in April 2012. Further deficit contributions are payable from 2017 to 2021 starting at £0.7bn for 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group's share of the cost of benefits accruing over each year.

The latest annual funding update prepared by the Scheme Actuary as at 30 September 2011 showed a funding deficit of £6.4bn, which was prior to the payment of contributions referred to above in December 2011.

As indicated in Note 1, from 1 January 2013, the Group will adopt IAS 19 revised. Had the Group adopted the revisions in these interim financial statements the net recognised position would reduce by £3.2bn (31 December 2011: £1.7bn) resulting in a liability of £1.2bn (31 December 2011: £0.2bn). Profit after tax for the period ended 30 June 2012 would have been lower by £11m (H2 11: £41m; H1 11: £42m) and other comprehensive income lower by £1.1bn (H2 11: £0.2bn; H1 11: £1.0bn). Shareholders equity would have been reduced by £2.4bn (31 December 2011: £1.3bn) and additional deferred tax assets of £0.8bn (31 December 2011: £0.5bn) would have been recognised. Due to uncertainties surrounding market factors, such as interest rates, it is not possible to estimate the impact on the full year financial statements.

16.         Share Capital and Warrants

Called up share capital comprises 12,235 million (2011: 12,199 million) ordinary shares of 25p each.

As at 30 June 2012, there were unexercised warrants to subscribe for 379.2 million (2011: 379.2 million) new ordinary shares at a price of £1.97775. The warrants may be exercised at any time up to close of business on 31 October 2013.

17.         Other Reserves

Currency Translation Reserve

Currency translation movements in 2012 of £614m (30 June 2011: £790m), including £71m (30 June 2011: £182m) associated with non-controlling interests, were largely due to the depreciation of the US Dollar, Rand and Euro against Sterling. During the period, £20m gain (2011: £3m loss) from the currency translation reserve was recognised in the income statement.

Financial Statement Notes

17.         Other Reserves (continued)

Available for Sale Reserve

The available for sale reserve decreased £218m  (30 June 2011: increased £323m), largely driven by £511m gains transferred to the income statement, including the disposal of BlackRock, Inc., a £130m decrease due to the impact of current and deferred tax movements, offset by £423m net gains from changes in fair value.

Cash Flow Hedge Reserve

The cash flow hedge reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when hedged transactions affect profit or loss.

The increase in the cash flow hedge reserve of £234m (30 June 2011: £48m decrease) principally reflected increases in the fair value of interest rate swaps held for hedging purposes partially offset by gains transferred to net profit.

Treasury Shares

During the period £955m (2011: £553m) net purchases of treasury shares were made principally reflecting the increase in shares held for the purposes of employee share schemes, and £912m (2011: £423m) was transferred from retained earnings reflecting the vesting of deferred share based payments.

18. Contingent Liabilities and Commitments
	As at	As at	As at
	30.06.12	31.12.11	30.06.11
	£m	£m	£m
Securities lending arrangements	42,609	35,996	32,977
Guarantees and letters of credit pledged as collateral security	14,995	14,181	12,886
Performance guarantees, acceptances and endorsements	7,120	8,706	9,257
Contingent liabilities	64,724	58,883	55,120

Documentary credits and other short-term trade related transactions	1,299	1,358	1,392

Standby facilities, credit lines and other commitments	245,853	240,282	232,624

Securities Lending Arrangements

Up to the disposal of Barclays Global Investors on 1 December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%-10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements until the 30 November 2012. The fair value of the collateral held as at 30 June 2012 was £43,773m (31 December 2011: £37,072m) and that of the stock lent was £42,609m (31 December 2011: £35,996m).

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (the FSCS) is the UK's compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS's obligations to the depositors of banks declared in default.  In April 2012, the FSCS agreed revised terms on the loan facilities including a 70bps increase in the interest rate payable to 12 month LIBOR plus 100 basis points.  The facilities are expected to be repaid wholly from recoveries from the failed deposit takers, except for an estimated shortfall of £0.8bn which the FSCS has announced it intends to collect in annual levies for 2013, 2014 and 2015, in addition to the ongoing interest changes on the outstanding loans.

Financial Statement Notes

18          Contingent Liabilities and Commitments (continued)

Investment Bank US Mortgage Activities

Barclays activities within the US residential mortgage sector during the period of 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $150m of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. Some of the loans sold to Barclays were originated by a Barclays subsidiary.  Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and some of its sponsored private-label securitisations, Barclays made certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, property and/or mortgage documentation. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. As of 30 June 2012, Barclays R&Ws in respect of approximately $1bn of loans sold to others had expired. The R&Ws with respect to the balance of the loans sold to others were not subject to expiration provisions. However, such loans were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs. Third party originators provided loan level R&Ws directly to the securitisation trusts for approximately $34bn of the $39bn in Barclays sponsored securitisations. Barclays or a subsidiary provided loan level R&Ws to the securitisation trusts for approximately $5bn of the Barclays sponsored securitisations. R&Ws made by Barclays in respect of such securitised loans, and the loans sold by Barclays to GSEs, are not subject to expiration provisions. Total unresolved repurchase requests associated with all loans sold to others and private-label activities were $24m at 30 June 2012.  Current provisions are adequate to cover estimated losses associated with outstanding repurchase claims. However, based upon a large number of defaults occurring in US residential mortgages, there is a potential for additional claims for repurchases.

Claims against Barclays as an underwriter of RMBS (Residential Mortgage Backed Securities) offerings have been brought in certain civil actions. See Note 19 - Legal Proceedings. Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.

It is not practicable to provide an estimate of the financial impact of the potential exposure in relation to the foregoing matters.

19.         Legal Proceedings

Lehman Brothers Holdings Inc.

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (Committee). All three motions challenged certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the Court Order approving such sale (Sale). The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and Order approving the Sale (Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the Court Order approving the Sale (together with the Trustee's competing claims to those assets, the Contract Claims). Approximately $4.3bn (£2.8bn) of the assets acquired as part of the acquisition had not been received by 30 June 2012, approximately $3.0bn (£1.9bn) of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 30 June 2012. This results in an effective provision of $1.3bn (£0.8bn) against the uncertainty inherent in the litigation.

Financial Statement Notes

19.         Legal Proceedings (continued)

On 22 February 2011, the Bankruptcy Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee's favour and some in favour of BCI. On 15 July 2011, the Bankruptcy Court entered final Orders implementing its Opinion. Barclays and the Trustee each appealed the Bankruptcy Court's adverse rulings on the Contract Claims to the United States District Court for the Southern District of New York (District Court).  LBHI and the Committee did not pursue an appeal from the Bankruptcy Court's ruling on the Rule 60 Claims.  After briefing and argument, the District Court issued its Opinion on 5 June 2012 in which it reversed one of the Bankruptcy Court's rulings on the Contract Claims that had been adverse to Barclays and affirmed the Bankruptcy Court's other rulings on the Contract Claims.  On 17 July 2012, the District Court issued an amended Opinion, correcting certain errors but not otherwise affecting the rulings, and an agreed Judgment implementing the rulings in the Opinion.  Barclays and the Trustee have each filed a notice of appeal from the adverse rulings of the District Court to the United States Court of Appeals for the Second Circuit.

Under the Judgment of the District Court, Barclays is entitled to receive:

. $1.1bn (£0.7bn) from the Trustee in respect of "clearance box" assets;

.  property held at various institutions to secure obligations under the exchange-traded derivatives transferred to Barclays in the Sale (the ETD Margin), subject to the proviso that Barclays will be entitled to receive $507m
     (£0.3bn) of the ETD Margin only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI's customer claims; and

.  $769m (£0.5bn) from the Trustee in respect of LBI's 15c3-3 reserve account assets only if and to the extent the Trustee has assets available once the Trustee has satisfied all of LBI's customer claims.

A portion of the ETD Margin which has not yet been recovered by Barclays or the Trustee is held or owed by certain institutions outside the United States (including several Lehman affiliates that are subject to insolvency or similar proceedings).  Barclays cannot reliably estimate at this time how much of the ETD Margin held or owed by such institutions Barclays is ultimately likely to receive.  Further, Barclays cannot reliably estimate at this time if and to the extent the Trustee will have assets remaining available to it to pay Barclays the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI's 15c3-3 reserve account assets after satisfying all of LBI's customer claims.  If the District Court's rulings were to be unaffected by future proceedings, Barclays estimates that after taking into account the effective provision of $1.3bn (£0.8bn) its loss would be approximately $0.9bn (£0.6bn), conservatively assuming no recovery by Barclays of any of the ETD Margin not yet recovered by Barclays or the Trustee that is held or owed by institutions outside the United States and no recovery by Barclays of the $507m (£0.3bn) in respect of ETD Margin or the $769m (£0.5bn) in respect of LBI's 15c3-3 reserve account assets.  Any such loss, however, is not considered probable and Barclays is satisfied with the current level of provision.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC's Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (the ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an Order and, on 7 January 2011, judgment was entered, granting the defendants' motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs' motion for reconsideration. The plaintiffs have appealed both decisions (the grant of the defendants' motion to dismiss and the denial of the plaintiffs' motion for reconsideration) to the United States Court of Appeals for the Second Circuit.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not practicable to estimate Barclays possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

Financial Statement Notes

19.         Legal Proceedings (continued)

US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities Litigation

The United States Federal Housing Finance Agency (FHFA), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the GSEs), filed lawsuits against 17 financial institutions in connection with the GSEs' purchases of residential mortgage-backed securities (RMBS).  The lawsuits allege, amongst other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions.  Barclays Bank PLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which Barclays Capital Inc. was lead or co-lead underwriter.

Both complaints demand, amongst other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs' alleged monetary losses arising out of their ownership of the RMBS.  The complaints are similar to other civil actions filed against Barclays Bank PLC and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates), Sealink Funding Limited, Landesbank Baden-Württemberg (and affiliates), Deutsche Zentral-Genossenschaftsbank AG (and affiliates) and Stichting Pensioenfonds ABP, relating to their purchases of RMBS.  Barclays considers that the claims against it are without merit and intends to defend them vigorously.

The original amount of RMBS related to the claims against Barclays in these cases totalled approximately $7.6bn, of which approximately $2.4bn was outstanding as at 30 June 2012.  Cumulative losses reported on these RMBS as at 30 June 2012 were approximately $0.2bn.  If Barclays were to lose these cases it could incur a loss of up to the outstanding amount of the RMBS at the time of judgment (taking into account further principal payments after 30 June 2012) plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays has estimated the total market value of the RMBS as at 30 June 2012 to be approximately $1.3bn.  Barclays may be entitled to indemnification for a portion of any losses.

Devonshire Trust

On 13 January 2009, Barclays commenced an action in the Ontario Superior Court seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid.  On the same day, Devonshire purported to terminate the swaps on the ground that Barclays had failed to provide liquidity support to Devonshire's commercial paper when required to do so. On 7 September 2011, the Court ruled that Barclays early terminations were invalid, Devonshire's early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays cash collateral of approximately Canadian $533m together with accrued interest thereon.  Barclays is appealing the Court's decision.  If the Court's decision were to be unaffected by future proceedings, Barclays estimates that its loss would be approximately Canadian $500m, less any impairment provisions taken by Barclays for this matter.

LIBOR Civil Actions

Barclays and other banks have been named as defendants in class action lawsuits filed in United States Federal Courts in connection with their roles as contributor panel banks to US Dollar LIBOR, the first of which was filed on 15 April 2011.  The complaints are substantially similar and allege, amongst other things, that Barclays and the other banks individually and collectively violated various provisions of the Sherman Act, the Commodity Exchange Act and various state laws by suppressing US Dollar LIBOR rates.  Barclays is also named along with other banks in three individual lawsuits by Charles Schwab & Co., Inc. and/or its affiliates, which allege substantially similar claims, as well as violations of the Racketeer Influenced and Corrupt Organizations Act (RICO).  The lawsuits seek an unspecified amount of damages and trebling of damages under the Sherman and RICO Acts.

An additional class action was commenced on 30 April 2012 in the United States District Court for the Southern District of New York (SDNY) against Barclays and other Japanese Yen LIBOR panel banks by plaintiffs involved in exchange-traded derivatives.  The complaint also names members of the Japanese Bankers Association's Euroyen TIBOR panel, of which Barclays is not a member.  The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of US antitrust laws between 2006 and 2010.

Financial Statement Notes

19.         Legal Proceedings (continued)

A further class action was commenced on 6 July 2012 in the SDNY against Barclays and other EURIBOR panel banks by plaintiffs that purchased or sold EURIBOR-related financial instruments.  The complaint alleges, amongst other things, manipulation of the EURIBOR rate and breaches of the Sherman Act and the Commodity Exchange Act beginning as early as 1 January 2005 and continuing through to 31 December 2009. Barclays has been granted conditional leniency from the Antitrust Division of the Department of Justice (DOJ) in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, Barclays is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to Barclays satisfying the DOJ and the court presiding over the civil litigation of its satisfaction of its cooperation obligations.

Barclays has also been named as a defendant along with a current and former member of its Board of Directors in a proposed securities class action pending in the SDNY in connection with Barclays role as a contributor panel bank to LIBOR. The complaint alleges that Barclays Annual Reports for the years 2006-2011 contained misstatements and omissions concerning (amongst other things) Barclays compliance with its operational risk management processes and certain laws and regulations.  The complaint is brought on behalf of a proposed class consisting of all persons or entities (other than the defendants) that purchased Barclays sponsored American Depositary Receipts on an American securities exchange between 10 July 2007 and 27 June 2012.  The complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act 1934.

It is not practicable to provide an estimate of the financial impact of the potential exposure of any of the actions described or what effect, if any, that they might have upon operating results, cash flows or Barclays financial position in any particular period.

See also page 87.

Other

Barclays is engaged in various other legal proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business, including debt collection, consumer claims and contractual disputes. Barclays does not expect the ultimate resolution of any of these proceedings to which Barclays is party to have a material adverse effect on its results of operations, cash flows or the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reliably be estimated or because such disclosure could be prejudicial to the conduct of the claims. Provisions have been recognised for those cases where Barclays is able reliably to estimate the probable loss where the probable loss is not de minimis.

20.      Competition and Regulatory Matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays and the impact on Barclays of any other competition and regulatory matters in which Barclays is or may in the future become involved cannot always be predicted but may materially impact our businesses and earnings.

Regulatory change

The scale of regulatory change remains challenging with a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry. Examples include Basel 3, the emerging proposals on bank resolution regimes and proposals relating to over-the-counter derivatives clearing and global systemically important banks.

Financial Statement Notes

20.      Competition and Regulatory Matters    (continued)

In the UK, the FSA's current responsibilities are to be reallocated between the Prudential Regulatory Authority (a subsidiary of the Bank of England) and a new Financial Conduct Authority. In addition, the Independent Commission on Banking (the ICB) completed its review of the UK banking system and published its final report on 12 September 2011. The ICB recommended (amongst other things) that: (i) the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity (so-called "ring-fencing"); and (ii) the loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks (such as Barclays Bank PLC) should be increased to levels higher than the Basel 3 proposals. The UK Government published a white paper setting out its proposals for taking forward implementation of the ICB recommendations in June 2012 and indicated that primary and secondary legislation will be completed by May 2015, with UK banks required to be compliant by 1 January 2019. Furthermore, in July 2012, the UK Parliament established a Parliamentary Commission on Banking Standards, which will consider and report on the professional standards and culture of the UK banking sector and corporate governance, transparency and conflicts of interest. The Parliamentary Commission is due to report in December 2012 its findings and proposals for any legislative changes.

The US Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform. The full impact on Barclays businesses and markets will not be known until the principal implementing rules are adopted in final form by governmental authorities, a process which is underway and which will take effect over several years.

Interchange

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. Timing is uncertain but outcomes may be known within the next 2-4 years.

London Interbank Offered Rate (LIBOR)

The FSA, the US Commodity Futures Trading Commission (the CFTC), the SEC, the US Department of Justice Fraud Section (the DOJ-FS) and Antitrust Division and the European Commission are amongst various authorities conducting investigations (the Investigations) into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates, such as LIBOR and the Euro Interbank Offered Rate (EURIBOR).

On 27 June 2012, Barclays announced that it had reached settlements with the FSA, the CFTC and the DOJ-FS in relation to the Investigations and Barclays has agreed to pay total penalties of £290m (Sterling equivalent), which have been reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Non-Prosecution Agreement with the DOJ-FS and a Settlement Order Agreement with the CFTC. In addition, Barclays has been granted conditional leniency from the Antitrust Division of the Department of Justice in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR.

See also page 86.

On 6 July 2012, the UK Serious Fraud Office announced that it had decided formally to accept the LIBOR matter for investigation.

Interest Rate Hedging Products

See page 81.

Other disclosure matters

The FSA has commenced an investigation involving Barclays and four current and former senior employees, including Chris Lucas, Group Finance Director. The FSA is investigating the sufficiency of disclosure in relation to fees payable under certain commercial agreements and whether these may have related to Barclays capital raisings in June and November 2008.

Barclays considers that it satisfied its disclosure obligations and confirms that it will cooperate fully with the FSA's investigation.

Financial Statement Notes

21.         Related Party Transactions

Related party transactions in the half year ended 30 June 2012 were similar in nature to those disclosed in the Group's 2011 Annual Report. No related party transactions that have taken place in the six months to 30 June 2012 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2011 Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

22.         Post Balance Sheet Events

On 2 July 2012, Marcus Agius announced his resignation as Chairman of Barclays PLC, confirming that a search would commence, with immediate effect, for an appropriate successor.  Mr Agius would remain in post until an orderly succession is assured and Sir Michael Rake was appointed Deputy Chairman.  In addition, and in response to the findings from the investigations by various regulatory authorities into submissions made by Barclays and other Panel members into the setting of various interbank offered rates, the Board confirmed that it would undertake an independent, third party review of Barclays business practices.

On 3 July, and with immediate effect, Bob Diamond resigned from the Boards of Barclays PLC and Barclays Bank PLC, and from his role as Chief Executive, and Jerry Del Missier resigned as Chief Operating Officer and relinquished his membership of the Executive Committee.  Mr Agius assumed the role of full-time Chairman and chair of the Executive Committee and is leading the search for a new Chief Executive, supported by Sir Michael Rake.

On 10 July, the Board announced that it had accepted Mr Diamond's voluntary offer to waive all of his unvested deferred bonus awards and long-term incentive share awards, with no compensation made in respect of the lapsed awards.  The Board also asked Mr Diamond to support the transition to the new Chief Executive as necessary, to which he agreed. Consistent with his contract of employment, Mr Diamond will receive up to 12 months' salary, pension allowance and other benefits; and he agreed to forgo his contractual entitlement to tax equalisation going forward.  The Board agreed with Mr Diamond that he will not receive any future bonus or incentive awards; nor will he receive any further compensation payment in connection with the termination of his employment.

On 24 July, the Board announced that Anthony Salz would lead an independent, third party, review of business practices. This global review will 1) assess the bank's current values, principles and standard of operation; 2) test how well these are reflected in the bank's decision-making processes; 3) assess whether or not the appropriate training, development, incentives, and disciplinary processes are in place; and 4) determine to what extent each of these aspects need to change. The review's findings and recommendations will be published, based on evidence gathered through extensive engagement with all of the bank's stakeholders and a thorough review of all pertinent documentary evidence.

Financial Statement Notes

23.         Segmental Reporting

There have been two changes to the Barclays business structure since 31 December 2011.

Single Barclays Brand

Following the move to a single Barclays brand certain business segments have been renamed as follows:

. Barclays Capital has been renamed Investment Bank

. Barclays Corporate has been renamed Corporate Banking

. Barclays Wealth has been renamed Wealth and Investment Management

.  Head Office and Other Operations includes the results previously reported as the Investment Management segment comprising Barclays previous investment in BlackRock, Inc. and the residual elements relating to Barclays
     Global Investors

Restructure of Corporate Banking Activities in Africa

Certain corporate banking activities in Africa, previously reported under Africa RBB, are now included within Corporate Banking. These activities include approximately 800 clients as well as the Trade Finance and Electronic Banking channels relating to large corporate clients. This change has been made to further align client coverage and product ownership to better serve clients needs, and to align Africa to the reporting approach for the UK and Europe. The total amount of profit before tax transferred for the six months ended 31 December 2011 was £41m and for the six months ended 30 June 2011 was £37m.

The impacts of the transfers are considered to be immaterial and were disclosed in the 31 March 2012 Interim Management Statement. They have no impact on the overall Barclays results.

The tables set out below analyse the results by business under the revised business structure.

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	RBB Total
Half Year Ended 30 June 2012	£m	£m	£m	£m	£m
Total income net of insurance claims	2,205	486	1,625	2,026	6,342
Credit impairment charges and other provisions	(122)	(157)	(321)	(460)	(1,060)
Net operating income	2,083	329	1,304	1,566	5,282
Operating expenses	(1,637)	(428)	(1,033)	(830)	(3,928)
Other income/(losses)1	-	7	3	17	27
Profit /(loss) before tax	446	(92)	274	753	1,381

Total assets	130,776	48,109	47,398	34,596	260,879
Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total
Half Year Ended 30 June 2012 continued	£m	£m	£m	£m	£m
Total income net of insurance claims	6,496	1,527	892	(2,500)	12,757
Credit impairment charges and other provisions	(323)	(425)	(19)	(5)	(1,832)
Net operating income	6,173	1,102	873	(2,505)	10,925
Operating expenses	(3,933)	(1,204)	(751)	(425)	(10,241)
Other income/(losses)1	28	(2)	(1)	23	75
Profit /(loss) before tax	2,268	(104)	121	(2,907)	759

Total assets	1,225,409	87,758	22,205	35,014	1,631,265

1 Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

Financial Statement Notes

23.         Segmental Reporting (continued)

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	RBB Total
Half Year Ended 31 December 2011	£m	£m	£m	£m	£m
Total income net of insurance claims	2,402	622	1,801	2,123	6,948
Credit impairment charges and other provisions	(261)	(145)	(196)	(611)	(1,213)
Net operating income	2,141	477	1,605	1,512	5,735
Operating expenses	(1,427)	(981)	(1,118)	(888)	(4,414)
Other income/(losses)1	2	4	3	13	22
Profit /(loss) before tax	716	(500)	490	637	1,343

Total assets	127,845	51,310	48,243	33,838	261,236
Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total
Half Year Ended 31 December 2011 continued	£m	£m	£m	£m	£m
Total income net of insurance claims	4,072	1,540	896	3,506	16,962
Credit impairment charges and other provisions	(204)	(535)	(22)	-	(1,974)
Impairment of investment in BlackRock, Inc	-	-	-	(1,800)	(1,800)
Net operating income	3,868	1,005	874	1,706	13,188
Operating expenses	(3,216)	(981)	(753)	(584)	(9,948)
Other income/(losses)1	3	(6)	(2)	(22)	(5)
Profit /(loss) before tax	655	18	119	1,100	3,235

Total assets	1,158,350	91,190	20,866	31,885	1,563,527

Analysis of results by business	UK RBB	Europe RBB	Africa RBB	Barclaycard	RBB Total
Half Year Ended 30 June 2011	£m	£m	£m	£m	£m
Total income net of insurance claims	2,254	604	1,770	1,972	6,600
Credit impairment charges and other provisions	(275)	(116)	(270)	(648)	(1,309)
Net operating income	1,979	488	1,500	1,324	5,291
Operating expenses	(1,675)	(657)	(1,161)	(1,418)	(4,911)
Other income/(losses)1	-	8	3	18	29
Profit /(loss) before tax	304	(161)	342	(76)	409

Total assets	123,745	56,699	55,064	32,513	268,021
Analysis of results by business	Investment Bank	Corporate Banking	Wealth and Investment Management	Head Office and Other Operations	Group Total
Half Year Ended 30 June 2011 continued	£m	£m	£m	£m	£m
Total income net of insurance claims	6,263	1,568	848	51	15,330
Credit impairment charges and other provisions	111	(612)	(19)	1	(1,828)
Net operating income	6,374	956	829	52	13,502
Operating expenses	(4,073)	(901)	(740)	(204)	(10,829)
Other income/(losses)1	9	(65)	(1)	(1)	(29)
Profit /(loss) before tax	2,310	(10)	88	(153)	2,644

Total assets	1,076,018	87,132	19,814	41,937	1,492,922

1 Other income/(losses) represents: share of post-tax results of associates and joint ventures; profit or (loss) on disposal of subsidiaries, associates and joint ventures; and gains on acquisitions.

Shareholder Information

Results Timetable1	Date
Ex-dividend date	8 August 2012
Dividend Record date	10 August 2012
Dividend Payment date	7 September 2012
Q3 2012 Interim Management Statement	31 October 2012

	Half Year	Half Year	Half Year
	Ended	Ended	Ended	Change	Change
Exchange Rates2	30.06.12	31.12.11	30.06.11	31.12.113	30.06.113
Period end - US$/£	1.57	1.54	1.61	(2%)	3%
Average - US$/£	1.58	1.59	1.62	1%	3%
Period end - €/£	1.24	1.19	1.11	(4%)	(10%)
Average - €/£	1.22	1.15	1.15	(5%)	(5%)
Period end - ZAR/£	12.83	12.52	10.87	(2%)	(15%)
Average - ZAR/£	12.52	12.08	11.14	(4%)	(11%)

Share Price Data			30.06.12	31.12.11	30.06.11
Barclays PLC (p)			162.85	176.05	256.45
Absa Group Limited (ZAR)			141.20	141.00	134.81

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JP Morgan Chase Bank, whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

Dividend Reinvestment Plan

Shareholders may have their dividends reinvested in Barclays shares by joining the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is a straightforward and cost-effective way of using your dividends to build your shareholding in Barclays. For further details, including application information, please visit www.barclays.com or alternatively contact: The Plan Administrator to Barclays DRIP, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or by telephoning 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

1 Note that these announcement dates are provisional and subject to change.

2 The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.

3 The change is the impact to Sterling reported information.

4 Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other providers.

Index

Africa Retail and Business Banking	18	Liquidity pool	40
Accounting policies	73	Loans and advances to customers and banks	46
Administration and general expenses	75	Margins and balances	34
Balance sheet	11	Market risk	70
Balance sheet leverage	39	Net interest income	73
Barclaycard	20	Non-controlling interests	76
Capital ratios	37	Other reserves	81
Capital resources	37	Performance highlights	2
Cash flow statement	13	Principal risks	36
Competition and regulatory matters	86	Provisions	80
Contingent liabilities and commitments	82	Results by quarter	8, 31
Corporate Banking	24	Results timetable	91
Country exposures (selected Eurozone)	58	Retail credit risk	51
Credit impairment charges and other credit provisions	48	Retail forbearance programmes	55
Credit market exposures	69	Retirement benefits	81
Credit risk	45	Returns and equity by business	33
Credit risk loans	49	Risk weighted assets	38
Derivative financial instruments	77	Share capital	81
Dividends on ordinary shares	76	Share price data	91
Earnings per share	76	Staff costs	74
Europe Retail and Business Banking	16	Statement of profit or loss and other comprehensive income	10
Financial instruments held at fair value	78	Statement of changes in equity	12
Finance Director's review	5	Taxation	75
Funding and liquidity	40	Tier 1 capital ratio	37
Head Office and Other Operations	30	Total assets	38, 45
Income statement	9	UK Retail and Business Banking	14
Investment Bank	22	Wealth and Investment Management	28
Legal proceedings	83	Wholesale credit risk	56

The glossary of terms can be found on: http://group.barclays.com/about-barclays/investor-relations#institutional-investors